As confidentially submitted to the Securities and Exchange Commission on May 7, 2025

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

British Virgin Islands	3630	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 609, 6/F, Nan Fung Commercial Centre,

No. 19 Lam Lok Street, Kowloon Bay, Hong Kong

Tel: +852 2117 0236

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, Delaware 19711

Telephone: (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	Joan S. Guilfoyle, Esq. Loeb & Loeb LLP 901 New York Avenue, NW Suite 300 West Washington, DC 20001 (202) 618-5000	Morris C. Zarif, Esq. Zarif Law Group P.C. 603 Laurel Avenue Allenhurst, NJ 07711 (917) 232-6547

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED [●], 2025

[●] Ordinary Shares

RAYTECH HOLDING LIMITED

We are offering on a firm commitment basis up [●] ordinary shares of Raytech Holding Limited (together with its consolidated subsidiaries, the “Company”, “Raytech Holding”, “we”, “us” or “our”), par value $0.00000625 per share (“Ordinary Shares”), at a price of $[●] per share.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “RAY”. The last reported sale price of our Ordinary Shares on The Nasdaq Capital Market on May 6, 2025 was $0.99 per Ordinary Share.

Investing in Raytech Holding’s Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 26 of this Registration Statement on Form F-1 (this “Registration Statement”) of which this prospectus forms a part for a discussion of factors you should consider in connection with an investment in our securities.

Upon the completion of this offering, Raytech Holding will have [●] Ordinary Shares issued and outstanding, assuming that the underwriters do not exercise its over-allotment option to purchase up to an additional [●] Ordinary Shares (the “over-allotment option”). Each Ordinary Share is entitled to one vote. Raytech Holding’s Chief Executive Officer and Chairman, Mr. Ching Tim Hoi, beneficially owns 12,800,000 Ordinary Shares, representing [●]% of the total voting power of Raytech Holding’s issued and outstanding share capital immediately following the completing of this offering, assuming that the underwriters do not exercise its over-allotment option. As such, Mr. Ching will control matters subject to a vote by Raytech Holding’s shareholders, and Raytech Holding will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” Raytech Holding is permitted to elect not to comply with certain corporate governance requirements. Although Raytech Holding currently does not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If Raytech Holding relies on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 22 for additional information.

Raytech Holding is a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operations of its own, Raytech Holding’s operations are conducted by its wholly-owned subsidiary, Pure Beauty Manufacturing Company Limited (“Pure Beauty”), which is headquartered in Hong Kong, a special administrative region of the People’s Republic of China (the “PRC”). On May 6, 2025, Raytech Holding established another wholly-owned subsidiary, Raytech Innovation Limited (“Raytech Innovation”), also incorporated in Hong Kong; as of the date of this prospectus, Raytech Innovation has not commenced operations and has no assets. This is an offering of the Ordinary Shares of Raytech Holding, the holding company incorporated in BVI, instead of shares of its operating entities in Hong Kong, Pure Beauty or Raytech Innovation. You may never directly hold any equity interest in Raytech Holding’s operating entities.

We are not based in mainland China and do not have operations or generate revenue in mainland China, except that the manufacturers that manufacture our products are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, and do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in mainland China. For the six months ended September 30, 2024 and the fiscal years ended March 31, 2024, and 2023, we generated all our revenues from Hong Kong through Pure Beauty. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like Raytech Holding. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder our ability to offer or continue to offer Raytech Holding’s Ordinary Shares to investors; and (iii) may cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. In addition, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain permissions or approvals from the authorities of mainland China to operate our business or to list Raytech Holding’s securities on the U.S. exchanges and offer securities.

As advised by Raytech Holding’s legal counsel in mainland China (“PRC Counsel”), AllBright Law Offices (Fuzhou), as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv) only, including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the Cyberspace Administration of China (the “CAC”) or any other governmental authorities of mainland China to operate our business or offer subsequent securities of the company, nor have we been denied of any permissions or approvals from the authorities of mainland China.

According to the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, promulgated by the China Securities Regulatory Commission (the “CSRC”) on February 17, 2023 and became effective on March 31, 2023, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Overseas Listing Trial Measures. This includes subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities, which requires a company to file with the CSRC within three working days after the subsequent securities offering is completed. Article 15 of the Overseas Listing Trial Measures provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by a mainland China company and such issuer shall fulfill the CSRC filing procedure: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by Raytech Holding’s PRC Counsel, AllBright Law Offices (Fuzhou), based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in Raytech Holding’s audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiaries, Pure Beauty located outside mainland China;

(ii) we do not have any equity interest in any manufacturer located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens or have their residence located outside mainland China, we believe that this offering will not be regarded as a subsequent securities offering in the same overseas market under the Article 15 of the Overseas Listing Trial Measures, and are not required to fulfill the filing procedures with the CSRC to issue securities to foreign investors. However, as the Overseas Listing Trial Measures were newly published, there are substantial uncertainties that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions.

Based on the foregoing, we do not currently expect the laws and regulations of mainland China to have any material impact on our business, financial conditions or results of operations and we are currently not subject to the government of mainland China’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China. Furthermore, CLKW Lawyers LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, Raytech Holding is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business through Pure Beauty and to the best of our knowledge, no license, permission or approval has been denied.

Nevertheless, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” beginning on page 37 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 40 of this prospectus for more information.

In addition, Raytech Holding’s Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect Raytech Holding’s auditors for three consecutive years. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Raytech Holding’s auditor, WWC, P.C., is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. Raytech Holding’s auditor is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. Raytech Holding’s auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Raytech Holding’s auditor’s compliance with the applicable professional standards with the last inspection in December 2021. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of Raytech Holding’s auditor for three consecutive years beginning in 2022, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of its securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and Raytech Holding’s access to the U.S. capital markets may be limited or restricted. The delisting of Raytech Holding’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Related to Raytech Holding’s Ordinary Shares and This Offering - Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on page 50 and “The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to Raytech Holding’s offering, share price and our business operations and reputation.” on page 50 of this prospectus for more information.

Save for a BVI business company meeting the solvency test set out in section 56 of the BVI Act, Raytech Holding is permitted under the laws of BVI to provide funding to its subsidiary Pure Beauty through loans or capital contributions without restrictions on the amount of the funds. Save for a BVI business company meeting the solvency test set out in section 56 of the BVI Act, there are no restrictions or limitation under the laws of BVI on Raytech Holding’s ability to distribute earnings from its businesses, including subsidiary, to the U.S. investors. Pure Beauty is permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution out of profits available for distribution without restrictions on the amount of the funds. Raytech Innovation, once operational and profitable, would also be permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution out of profits available for distribution. Both Raytech Holding and its subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Neither Raytech Holding nor its subsidiaries have any dividend payout policy, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities. Any future determination related to Raytech Holding’s dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. If Raytech Holding determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, Raytech Holding will be dependent on receipt of funds from its subsidiaries. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding’s Hong Kong subsidiary, Pure Beauty. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. See “Dividend Policy” on page 59 and “Risk Factors – Risks Related to Our Corporate Structure – Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.” on page 37 of this prospectus for more information.

Raytech Holding is an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary— Implications of Raytech Holding’s Being an Emerging Growth Company” on pages 26 and 20, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriter discounts(2)	$	$
Proceeds to Raytech Holding, before expenses(3)	$	$

(1)	The table above assumes that the underwriters do not exercise their over-allotment option. For more information, see “Underwriting” beginning on page 123 of this prospectus.

(2)

We have agreed to give the underwriter discount or spread of seven percent (7.0%) of the public offering price or six percent (6.0%) of the public offering price for company-directed or company-introduced investors, in addition to a one percent (1.0%) non-accountable expense allowance. We have also agreed to reimburse the underwriter for certain of its offering-related expenses, including reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $150,000. For more information about the compensation to be received by the underwriter, see “Underwriting.”

(3)

Raytech Holding expects its cash expenses for this offering (including cash expenses payable to the underwriter for its out-of-pocket expenses) not to exceed $[●], exclusive of the above discounts and non-accountable expenses allowance. For a detailed description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 123 of this prospectus.

We have granted the underwriter a 30 day option to purchase up to an additional [●] ordinary shares from us at the public offering price, less the underwriting discount solely to cover over-allotments, if any. If the underwriters exercise their option in full, the total underwriting discount payable by us will be $[●] and the total proceeds, before expenses, to us will be $[●].

This offering is being conducted on a firm commitment basis. The underwriter is obligated to purchase the securities offered hereby, subject to the satisfaction of certain conditions precedent described in the underwriting agreement. The actual public offering amount, underwriting discounts, and net proceeds to us depend upon numerous factors, including the final offering price and the number of securities sold, prevailing market conditions, and the outcome of negotiations between us and the underwriter. See “Underwriting.”

Raytech Holding may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Underwriter

R. F. Lafferty & Co., Inc.

Prospectus dated [●], 2025

Raytech Holding and the underwriters have not authorized any person to give you any supplemental information or to make any representations for Raytech Holding. You should not assume that the information contained in this prospectus or any prospectus supplement are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. Raytech Holding is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information in this prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in Raytech Holding’s proposed offering, and only prospectus dated hereof, is authorized by Raytech Holding to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by Raytech Holding and no other person has been authorized by Raytech Holding to use this document to offer or sell any of Raytech Holding’s securities.

Until [●] (the [●]th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act, Revised Edition 2020 (as amended);

●	“China” or the “PRC” are to the People’s Republic of China;

●	the “Company” or “Raytech Holding” are to Raytech Holding Limited, a BVI business company;

●	“mainland China” are to the mainland of the People’s Republic of China excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Pure Beauty” are to Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong on with limited liability on April 15, 2013;

●	“Raytech Innovation” are to Raytech Innovation Limited, a company incorporated under the laws of Hong Kong with limited liability on May 6, 2025;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“shares” or “Ordinary Shares” are to the ordinary shares of Raytech Holding Limited, par value $0.00000625 per share.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, or “us” in this prospectus are to Raytech Holding Limited, a BVI company and its subsidiaries, Pure Beauty Manufacturing Company Limited and Raytech Innovation Limited, both companies incorporated under the laws of Hong Kong, unless the context otherwise indicates.

Raytech Holding does not have any material operations of its own and Raytech Holding is a holding company with operations conducted in Hong Kong through its Hong Kong subsidiary Pure Beauty, using Hong Kong dollars, the currency of Hong Kong. Raytech Holding’s reporting currency is Hong Kong dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.

Translations of amounts in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from HKD into US$ as of and for the six months ended September 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7693, as published in H.10 statistical release of the United States Federal Reserve Board.

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8499, as published in H.10 statistical release of the United States Federal Reserve Board.

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8259, as published in H.10 statistical release of the United States Federal Reserve Board.

No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, Raytech Holding urges you to read the entire prospectus carefully, especially the risks of investing in Raytech Holding’s Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy Raytech Holding’s Ordinary Shares.

Business Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our customers are brand owners of personal care electrical appliances who market and sell their personal care electrical appliances products to end consumers. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Our Products

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into six major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmer; (iii) eyelash curler; (iv) nail care series; (v) tooling; and (vi) other personal care appliance series, including body and facial brush, reset brush, callus remover, sonic peeling, handy fan and others. In particular, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel. See “Business – Business Overview – Product Sourcing and Wholesaling” on page 81 of this prospectus.

Hair styling series:

Our sales of hair styling series constituted 62% and 48% of our total revenue for the years ended March 31, 2023 and 2024, respectively. Approximately 44% and 37% of our sale of hair styling series for the years ended March 31, 2023 and 2024, respectively, was derived from the sale of hair dryers.

Our sales of hair styling series constituted 61% and 44% of our total revenue for the six months ended September 30, 2023 and 2024, respectively. Approximately 39% and 28% of our sales of hair styling series for six months ended September 30, 2023 and 2024, respectively, was derived from the sale of hair dryers.

Major features of the salon-styled hair dryers that we have designed include:

Negative ion technology	Help eliminate frizzy hair

Scirocco fan	Allows to thoroughly dry hair from the roots

Removable filter	Washable for easy daily cleaning and detachable for preventing dust and hair from blocking the blades

Compact size and lightweight	Handy for travel and home use

Our sales of hair straightener represented 36% and 43% of our sale of hair styling series for the years ended March 31, 2023 and 2024, respectively, and 61% and 44% of our sale of hair styling series for the six months ended September 30, 2023 and 2024, respectively. We have focused on designing hair straighteners in compact size with quick USB charging for travel and home use.

Trimmer series:

Designed with compact size and equipped with 2-way head of face shaver and nose hair trimmer on each side, washable components, the 2-in-1 face shaver and nose trimmer sets are more popular than the face shaver and nose trimmer as two separate products.

For the years ended March 31, 2023 and 2024, 19% and 34% of our revenue related to the sale of the trimmer series. Approximately 32% and 15% of our trimmer series sold in the years ended March 31, 2023 and 2024, respectively, were 2-in-1 face shaver and nose trimmer sets.

For the six months ended September 30, 2023 and 2024, 14% and 48% of our revenue related to the sale of the trimmer series. Approximately 53% and 16% of our trimmer series sold in the six months ended September 30, 2023 and 2024, respectively, were 2-in-1 face shaver and nose trimmer sets.

Eyelash curler series:

The eyelash curler is designed with a 2-way comb, either to increase the eyelash volume or to enhance panoramic appearance. The professionally-designed curved comb brush head fits the curve of upper and lower eyelashes to create natural curls. We generated approximately 3% and 1% of our revenue from this series for the years ended March 31, 2023 and 2024, respectively, and approximately 1% and 0.5% of our revenue from this series for the six months ended September 30, 2023 and 2024, respectively.

Nail care series:

Our nail care series consists of an electrical nail polisher. This series contributed 3% and 2%, respectively, to our total revenue for the years ended March 31, 2023 and 2024, and 2% and 2%, respectively, to our total revenue for the six months ended September 30, 2023 and 2024.

Other personal care appliance series:

Our other personal care appliance series comprises of a reset brush, a callus remover, a body and facial brush, sonic peeling device, a handy fan and others.

We generated approximately 7% and 5% of our total revenue from this series for the years ended March 31, 2023 and 2024, respectively, and approximately 2% and 2% of our total revenue from this series for the six months ended September 30, 2023 and 2024, respectively. The reset brush represented 55% and 65% of the sales of our other personal care appliance series for the years ended March 31, 2023 and 2024, respectively, and 41% and 53% of the sale of our other personal care appliance series for the six months ended September 30, 2023 and 2024, respectively.

Product Sourcing and Wholesaling

We are experienced in design and development in the personal care electrical appliance industry. Our research and development team consists of 2 full-time employees each with experience of at least 16 years of industry experience in electrical appliances engineering and supply chain management. We serve our customers through sourcing or arranging the production process of personal care electrical appliance products to the manufacturers. Besides, leveraging our strong design and development capabilities and our experience in anticipating consumer preference, we are able to provide technical recommendations and solutions to or assist our customers in the design and development of the personal care electrical appliance products that meet the needs of our customers. Riding on our extensive experience and product development capability, we continue to expand and strengthen our market position and plan to explore oral care electrical appliance series for the international brand owners.

Our product sourcing service is summarized as follows: our sales and marketing team first receives an order from a customer who requests our expertise to examine and advise on the design and manufacturing feasibility of a product sample or design prototype of a product prepared by the customer. We forward the sample or design prototype to a manufacturer who performs a feasibility assessment of the design, specification, materials required, type of engineering and required technology and packaging of the product sample or design prototype provided by the customer. As an auxiliary service, we may suggest modifications to the design, specification, materials to be used, technology and packaging to the customer, or, as requested by our customer, may jointly design and develop the products with our customer in accordance with the requirement, standard and narrative of our customer. Upon the completion of the assessment and receipt of acceptance of the modifications from the customer, our marketing and operation team provides a price quotation to the customer. Once the quotation is accepted by the customer, we forward the finalized design, specification and customer’s requests to the manufacturer and arrange a manufacturing schedule for producing a sample at the manufacturer’s facility. The manufacturer performs an initial evaluation and quality testing on the sample of the finished product. We then provide the tested sample of the finished product to our customer. Upon the acceptance of the sample of the finished product by the customer’s quality control team, we will arrange a manufacturing schedule with the manufacturer for a mass production. After the mass production is completed, our shipping team confirms the shipping destination with our customer, arranges the shipping documents and forwards the instructions to the manufacturer who fulfills the shipment of the finished product to the customer’s destination as instructed.

We bear the costs and risks of forwarding the sample or design prototype to a manufacturer, providing suggestions for modifications of product design, sending the tested sample of the finished product to our customer and shipping delay that is otherwise caused by other parties rather than the manufacturer. In the event of manufacturing defaults such as refining the product samples, manufacturing failure or delay, or delay of shipping caused by the manufacturing facility, our collaborating manufacturer bears the relative costs and risks.

We sell our personal care electrical appliances products at wholesale to our customers. As the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

Our Customers

Our customers are brand owners of personal care electrical appliances including, (i) Koizumi Seiki Corp., one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023; (ii) another customer, a U.S. home appliance manufacturer. For the years ended March 31, 2023 and 2024, we generated 91.3% and 74.1% of our total revenue, respectively, from Koizumi Seiki Corp. For the six months ended September 30, 2023, we generated 81% and 17% of our total revenue from Koizumi Seiki Corp. and another customer, who is a global distributor of various consumer products, respectively. For the six months ended September 30, 2024, we generated 57.8% and 33.7% of our total revenue from Koizumi Seiki Corp. and another customer, respectively. We maintain long term business relationship with our customers. Leveraging our experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and explore our market share in the U.S., Europe and Asia in the near future. See “Expansion of Market” on page 7 of this prospectus.

Collaborating Manufacturers

We have forged long-term relationships with manufacturers specialized in producing personal care electrical appliances for international brand owners who market their personal care electrical appliances globally. When selecting and evaluating manufacturers, we consider a number of business factors such as cost, quality and on-time delivery. Our collaborating manufacturers implemented applicable systems which meets the international or local standards requiring high levels of quality and safety requirements.

Our major collaborating manufacturers include: (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a mainland China-based corporation controlled by our founder, Chairman and CEO, Mr. Ching Tim Hoi, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a mainland China-based corporation. For the year ended March 31, 2024, payments to Zhongshan Raytech accounted for 88.5% of the total manufacturing costs of the Company. For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2023, payments to Zhongshan Raytech accounted for 92.7% of the total manufacturing costs of the Company. For the six months ended September 30, 2024, payments to Zhongshan Raytech accounted for 91.5% of the total manufacturing costs of the Company. The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process particularly the procurement of materials and components and manufacturer selection.

Zhongshan Raytech obtained certifications for its quality management system, environmental management system and occupational safety system under the standards of China Quality Certification Center (“CQC”), which is based in Beijing, PRC and is under control of the China Certification & Inspection Group, which is approved by the State General Administration for Quality Supervision and Inspection and Quarantine and the Certification and Accreditation Administration of the mainland China of the PRC. CQC is a member of IQNet Association, an international certification entity in Switzerland formed by more than 30 certification entities in major countries and those members implemented domestic standards which mirror equivalent standards established by International Organization for Standardization (“ISO”). See “Business – Business Overview – Collaborating Manufacturers” on page 83 of this prospectus.

Market and Industry Overview

As discussed in “Personal Care Electrical Appliances Market Size 2023-28 Market Research Report” by a marketing research firm IMARC Group and in “Personal Care Appliances Global Market Report 2023 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2023-2032 published by The Business Research Company, personal care electrical appliances are grooming products which primarily consist of hair care appliances (e.g. hair dryer, hair straightener, hair clippers, curling irons, hair settler, and others), hair removal appliances (e.g. trimmer, power shaver and epilator), oral care appliances such as powered tooth brush and oral irrigator, and other personal care appliances such as electrical facial brush, electrical facial cleanser, electrical eyebrow trimmer, battery-operated nail polisher. IMARC Group analyzed that the series of hair care appliances plays a major role in the total global market share of personal care appliances currently.

Global Overview

The market size of the global personal care electrical appliances market is expected to expanded to US$22.75 billion in 2024 from US$21.27 billion in 2023 based on “Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” published by The Business Research Company.

In its “Personal Care Electrical Appliances Market Size 2023-28 Market Research Report,” IMARC Group stated that the market size of the global personal care electrical appliances was about US$21.6 billion in 2022.

According to “Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” issued by The Business Research Company, the major sellers in the global personal care appliances sector include: Conair Corporation, Dyson Ltd, Helen of Troy Limited, Colgate-Palmolive Company, Koninklijke Philips N.V., The Procter & Gamble Company, The Wahl Clipper Corporation, Vega Industries Pvt Ltd, Panasonic Corporation, Samsung Electronics Co., Ltd., LG Corporation, and Braun GmbH.

The majority of our customers are international brand owners who predominantly market their personal care electrical appliances in Japan.

A study of personal care appliances in Japan performed by Euromonitor International in December 2023 (“the study”, or “the research”) found that while total retail sales volume flattened by 0.3% in 2023, from 30.7 million in 2022 to 30.8 million in 2023, the overall total sales value of personal care electrical appliances in Japan increased by 10.8% in 2023, from Japanese Yen 277.6 billion in 2022 to Japanese Yen 307.6 billion in 2023 primarily due to a growth in the average unit price and upgrades in product functions, particularly in hair care electrical appliance, in 2023. The study forecasted that retail volume sales are expected to rise to 32 million in 2024.

Statistics calculated by Euromonitor International identified that Panasonic Corp is the major seller which represented 44.8% of the market share in the personal care electrical appliance industry in Japan in 2023. Koizumi Seiki Corp., Tescom Co. Ltd., Procter & Gamble Far East Inc., Philips Electronics Japan Ltd. and Hitachi Appliances Inc represented 7.6%, 7.6%, 5.9%, 3.6% and 3.3%, respectively, of the total market share in Japanese personal care electrical appliance industry.

Further, the research determined that the development of the personal care appliances includes three aspects:

●	brand premiumization and inflation

●	dominance of hair care appliances

●	innovation in body shavers

Euromonitor analyzed that although retail sales volume of personal care appliances in Japan remained steady in 2023, the sales dollar amount grew by 10.8% in 2023. Rise in unit price and product upgrades are the key factors. Personal care electrical appliance sellers continued to invest in offering high quality, authentic designs and additional value-added and unique product functions in order to justify higher unit prices.

Hair care appliances still represent a major category in personal care electrical appliances in Japan. Many new personal care appliance sellers such as Dyson, Yaman, Refa, I-ne entered the market of hair care appliances in 2016, 2021, 2019 and 2011, respectively. Traditional well-known brands such as Panasonic, Sharp and Tescom continued to elevate the quality and functions of their hair care appliances products with Panasonic retaining its strong presence in this category. The study mentioned that consumers are willing to pay for the higher price for the quality experience.

The study highlighted that the new design in body shavers by Panasonic and Yaman is expected to perform well. The new design integrated with skin care features and the slim size accommodated the needs for business travel and easier storage and portability.

Future Development

In its “Personal Care Electrical Appliances Market Size 2023-28 Market Research Report,” IMARC Group predicted that the global personal care electrical appliances market size could reach US$30.2 billion by 2028 which represents a growth rate (CAGR) of 5.5% during 2023-2028.

“Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” published by The Business Research Company anticipated that the global market value for personal care appliances is estimated to grow to US$29.68 billion by 2028, proliferating at a compound annual growth rate (CAGR) of 6.9%. It analyzed that Asia Pacific is anticipated to be the fastest growing market during the forecast period.

Allied Market Research evaluated that the expansion in the global personal care electrical appliances market from 2022 through 2031 is driven by an improvement in economic environment, an uprising in aging population and a surge in disposable income. Moreover, social media also play an instrumental role in the society and businesses utilized social media as a conduit to promote and market their brands and products. The research indicated that e-commerce channel segment is expected to record the highest CAGR of 7.4% among various distribution channels of this market during 2022 through 2031 owing to the increased association of internet and e-shopping habit of the consumers. In addition, through the advertisements and promotions of brands or products by celebrities or notable individuals, these brands and products tend to increase consumers’ awareness, trust and comfort. These sales channels help fuel the market and create bigger opportunities for personal care electrical appliances market. Allied Market Research also stated that the use of social media, a rise in disposable income, rapid urbanization and an increase in youth population in Asia-pacific regions trigger the demand for personal care appliances which would exhibit the highest CAGR of 8.4% during 2022 through 2031.

In addition, according to the analysis of Research and Markets on Personal Care Appliances Global Market Report 2024, global personal care appliances market exhibited a growth from US$21.27 billion in 2023 to US$22.75 billion in 2024 at CAGR of 7.0%. It added that the personal care appliances market size is expected to proliferate to US$29.68 billion in 2028 at CAGR of 6.9%. Major drivers include continued popularity of personal care appliances, an increase in consciousness of personal health, personal appearance and personal hygiene, growing aging population and surge in online purchases.

Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the industry:

●	rise in disposable incomes and expansion of organized retail sector;

●	advertising and promotions through social media and celebrities;

●	rapid technological advances and energy efficiency innovations that offering budget-friendly styling and personal care electrical appliance products, and advanced products with convenience and ease-of-use; and

●	change of lifestyle pattern and fashion trends that drive customers to splurge on styling and aesthetically appealing self-grooming devices for personal care and hygiene.

Key Market Restraints

We believe the following are major factors that restraint the development of the industry in the near future:

●	increasing amount of plastic waste due to disposal of electrical appliances acts as a restraint on the development of these products; and

●	emerging markets are expected to continue to grow slightly slower than the developed markets in the forecast period due to lower priority in personal care and hygiene compared with the developed markets.

COVID-19 Impact

Based on an analysis “Personal Care Electrical Appliances Market by Product Type and Distribution Channel: Global Opportunity Analysis and Industry Forecast, 2022-2031” concluded by Allied Market Research, the outbreak of coronavirus has led to shutdown of economic activities in the country for few months and has halted the operations of the personal care electrical appliances industry. There were supply disruptions across North America, Europe, and Asia-Pacific during the initial period of the pandemic outbreak. The pandemic also had negative impacts to the sales of personal care appliances market at the physical stores in recent years. In spite of this, the online sales channel has proliferated dramatically amidst the pandemic. Major market participants are now expanding their online channels to cater to increased demand from direct-to-consumer channel. Furthermore, globally, COVID-19 pandemic has increased consumer attention toward personal care and hygiene, which is expected to positively impact the personal care electrical appliances market in the upcoming years. While the most acute global disruptions have since subsided, we believe the pandemic has indelibly accelerated the migration to online purchasing and solidified a greater consumer emphasis on personal wellness and hygiene. Consequently, the industry continues to navigate an evolved marketplace, adapting to these persistent shifts in consumer behavior and supply chain dynamics.

For more detailed information on the market and industry conditions, see “Business – Market and Industry Overview” on page 85 of this prospectus.

Competitive Strengths

We possess certain attributes that differentiate us as a personal care electronic appliance provider from Hong Kong. Our key competitive strengths include:

●	we have a strong presence in the personal care electrical appliances industry with a 11-year operating history and emphasis on hair styling products;

●	we have a quality control system, which allows us to deliver high quality products and maintain market reputation; and

●	we have a strong and experienced management team with strong commitment.

We believe that the vision, experience, market-awareness, in-depth knowledge in the personal care and lifestyle electrical appliances industry of our management team have been pivotal to the success of our business and our ability to continue to explore new business opportunities and strengthen our position in the market. See “Business – Competitive Strengths” on page 87 of this prospectus.

Growth Strategy

Our goal is to become a leading product design and development company in personal care and lifestyle electrical appliances industry in Asia. To achieve this goal, we plan to adopt the following plans and strategies:

●	explore new product lines such as oral care electrical appliances;

●	continue to expand our men’s personal care and hair care and styling product lines, such as shavers and electric hair brush;

●	broaden sales through providing technical expertise to the potential and new customers in personal care electrical appliance market; and

●	approach customers who sell and market their personal care electrical appliances in Europe, the US and other Asia markets;

Expansion of Market

We seek to expand our customer base, geographic presence and improve our local connection with them. We intend to expand our business from Hong Kong to the U.S., Europe and other Asia markets. We have currently only conducted limited market studies of these other markets, but have not started any marketing or sales initiatives for these markets.

We plan to increase our investments in sales and marketing function, in particular the U.S., Europe and Asia markets to cope with our business expansion plan, our Company’s sales and marketing activities mainly included handling purchase orders received from our customers, coordinating with our manufacturers which have their production teams for execution of purchase orders, communicating with our customers on their requests and feedbacks exploring with them the potential business opportunities. We believe that one of our keys to success is to achieve customer satisfaction by, among others, demonstrating to our customers that their purchase orders are closely monitored and their requests and feedbacks are timely handled through our delegated sales and marketing team. This helps us to retain our customers and gain more orders from them. Our management has identified the needs to allocate resources to actively promote our aforesaid strengths with a view to attracting potential customers to approach us for our products and services. Upon the completion of this offering, we plan to allocate approximately [●]% of the gross proceeds in promoting our brand, services and products, including a portion to be spent on feasibilities study about the potential markets in the U.S., Europe and other Asia markets. See “Use of Proceeds” on page 59 of this prospectus.

Recruit, Retain and Develop Employees

We will continue hiring highly qualified and experienced staff in the field. In order to expand and grow our business, we must continuously recruit and attract talented employees not only in the sales and marketing side for acquiring new customers, but also the operational staff to manage the interface with the production and manufacturing side. We believe that Raytech Holding becoming a publicly-traded company will enhance our reputation and will attract more talented people to join us. With the continuous growth of our business and the market expansion plan, Raytech Holding intends to allocate [●]% of the proceeds of the offering for recruiting additional experienced staff, including administrative, executive and accounting personnel, marketing and sales as well as designers with solid industry backgrounds that can support the expansion of business, and necessary R&D personnel to support development of new product lines (including oral care and men’s personal care product lines). See “Use of Proceeds” on page 59 of this prospectus.

Competition

The personal care electrical appliance market is relatively fragmented subject to macro-economic cycles and the entry of new competitors. We are directly competing with other design and development offices in the industry and also with manufacturers who are located in South Asia.

The majority of our revenue was derived from sales to the Japanese consumer market. We anticipate that customer demand for our Company’s personal care electrical appliances going forward will be primarily affected by the demand and performance of Japan. However, our targeted customer markets are expected to maintain a stable growth.

We mainly compete on product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship with our customers which are international brand owners, strong presence in the personal care electrical appliances industry, strong and established product design and development capabilities, quality assurance system and our experienced and dedicated management team.

Intellectual Property

We currently do not own any trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property. Regardless of the type of our services, as the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

As at the date of this prospectus, Pure Beauty has been using certain trademarks on its daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between Raytech Holding and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant Raytech Holding, its subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. See “Risk Factors – Risks Related to Our Business – We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 31 of this prospectus for more information.

Patent

We do not retain the patent of the finished products we sourced to manufacturers and designed or developed with our customers. Such patents belong to our customers who hired us for the design and development of such products.

Domain

Pure Beauty Manufacturing Company Limited registered the domain name of “www.raytech.com.hk.”

Summary of Risk Factors

Investing in Raytech Holding’s Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in Raytech Holding’s Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 26 of this prospectus.

Risks Related to Our Business

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	Our revenues, operating income and cash flows are likely to fluctuate. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. See more detailed discussion of this risk factor on page 27 of this prospectus.

●	We rely on a limited number of manufacturers, some of which we are affiliated with. A loss of any of these manufacturers could significantly negatively affect our business. See more detailed discussion of this risk factor on page 27 of this prospectus.

●	Our major manufacturers are located in mainland China which could adversely affect our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 28 of this prospectus.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions. See more detailed discussion of this risk factor on page 29 of this prospectus.

●	We may not manage our growth effectively, and our profitability may suffer. See more detailed discussion of this risk factor on page 29 of this prospectus.

●	Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	We cannot assure you that we could retain effective intellectual property rights. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. See more detailed discussion of this risk factor on page 31 of this prospectus.

●	Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results. See more detailed discussion of this risk factor on page 31 of this prospectus.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations. See more detailed discussion of this risk factor on page 32 of this prospectus.

●	Raytech Holding’s principal shareholders have substantial influence over Raytech Holding and their interests may not be aligned with the interests of Raytech Holding’s other shareholders. See more detailed discussion of this risk factor on page 32 of this prospectus.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt the Company from certain corporate governance requirements that could have an adverse effect its public shareholders. See more detailed discussion of this risk factor on page 32 of this prospectus.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. See more detailed discussion of this risk factor on page 32 of this prospectus.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 33 of this prospectus.

●	Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with. See more detailed discussion of this risk factor on page 33 of this prospectus.

●	If Raytech Holding becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, Raytech Holding may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings Company Limited and Zhongshan Raytech. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	Our employees may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	Our business and sales are subject to the business strategies of the brand owners. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	We cannot assure that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	We rely on external manufacturers for production of all of our products. See more detailed discussion of this risk factor on page 36 of this prospectus.

●	Our operating results may fluctuate due to seasonality and other factors. See more detailed discussion of this risk factor on page 36 of this prospectus.

●	We may be unable to maintain rapid growth and implement our future plans. See more detailed discussion of this risk factor on page 36 of this prospectus.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results. See more detailed discussion of this risk factor on page 37 of this prospectus.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●

Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares. See more detailed discussion of this risk factor on page 38 of this prospectus.

●	If Raytech Holding ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 39 of this prospectus.

●	Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies. See more detailed discussion of this risk factor on page 39 of this prospectus.

●	Raytech Holding incurs increased costs as a result of being a public company which will increase after Raytech Holding ceases to qualify as an “emerging growth company.” See more detailed discussion of this risk factor on page 39 of this prospectus.

●	Raytech Holding’s board of directors may decline to register transfers of Ordinary Shares in certain circumstances. See more detailed discussion of this risk factor on page 40 of this prospectus.

Risks Related to Doing Business in Hong Kong

Substantially all of our operations are in Hong Kong; therefore, we face risks and uncertainties relating to doing business in Hong Kong in general, including, but not limited to, the following:

●	All of Pure Beauty’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain. See more detailed discussion of this risk factor on page 40 of this prospectus.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Raytech Holding’s subsidiaries. See more detailed discussion of this risk factor on page 42 of this prospectus.

●	There are political risks associated with conducting business in Hong Kong. See more detailed discussion of this risk factor on page 43 of this prospectus.

●	There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional Raytech Holding’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. See more detailed discussion of this risk factor on page 44 of this prospectus.

●	Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released by CSRC and became effective The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless. See more detailed discussion of this risk factor on page 47 of this prospectus.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within mainland China. See more detailed discussion of this risk factor on page 49 of this prospectus.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the prospectus based on Hong Kong laws. See more detailed discussion of this risk factor on page 49 of this prospectus.

●	We may be affected by the currency peg system in Hong Kong. See more detailed discussion of this risk factor on page 50 of this prospectus.

Risks Related to Raytech Holding’s Ordinary Shares and This Offering

In addition to the risks described above, we are subject to general risks and uncertainties relating to Raytech Holding’s Ordinary Shares and this offering, including, but not limited to, the following:

●	Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See more detailed discussion of this risk factor on page 50 of this prospectus.

●	Raytech Holding’s Ordinary Shares are thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your Shares to raise money or otherwise desire to liquidate your shares. See more detailed discussion of this risk factor on page 52 of this prospectus.

●

The market price for our Ordinary shares may be volatile and could decline significantly, potentially subjecting us to securities litigation. See more detailed discussion of this risk factor on page 52 of this prospectus.

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	Raytech Holding does not intend to pay dividends for the foreseeable future. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law. See more detailed discussion of this risk factor on page 54 of this prospectus.

●	As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding is, relying on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares. See more detailed discussion of this risk factor on page 55 of this prospectus.

●	If Raytech Holding cannot continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market applicable to it, our securities may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them. See more detailed discussion of this risk factor on page 55 of this prospectus.

●	Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. See more detailed discussion of this risk factor on page 56 of this prospectus.

●	Raytech Holding has broad discretion in the use of the net proceeds from this offering and may not use them effectively. See more detailed discussion of this risk factor on page 56 of this prospectus.

●	There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares. See more detailed discussion of this risk factor on page 56 of this prospectus.

Corporate History and Holding Company Structure

Pure Beauty was incorporated under the laws of Hong Kong with limited liability on April 15, 2013 and Raytech Holding’s Chairman and CEO, Mr. Ching is the founder. In order to prepare for its initial public offering, a series of restructure actions were taken. In June 2022, Raytech Holding was incorporated under the laws of the British Virgin Islands with the sole purpose being a holding company of Pure Beauty. Upon incorporation, Raytech Holding issued 100 founder shares of ordinary shares, par value $1.00 per share, to Mr. Ching (90 shares) and other minority shareholders (collectively 10 shares) at $1.00 per share. In August 2022, Mr. Ching, as the sole member of Pure Beauty, transferred all outstanding 10,000 shares of Pure Beauty held by him to Raytech Holding, in conjunction with which, Pure Beauty issued additional 790,000 shares to Raytech Holding; resulting in Raytech Holding being the parent company of Pure Beauty, holding a total of 800,000 shares in Pure Beauty. In September 2022, Mr. Ching subsequently transferred 5 shares of Raytech Holding to APTC Holdings Limited, a British Virgin Islands company, and 5 shares of Raytech Holding to Mr. Ling Chun Yin, a director of Raytech Holding and the Assistant to CEO of Pure Beauty at $1.00 per share.

As of the date hereof, Mr. Ching holds 72.7% of the equity interests in Raytech Holding and other minority shareholders collectively hold 27.3% of the equity interests in Raytech Holding.

On May 10, 2023, we filed our amended and restated memorandum and articles of association with the Registrar of Corporate Affairs to increase our authorized shares from 50,000 Ordinary Shares, par value of $1.00 per share, to 8,000,000,000 Ordinary Shares, par value of $0.00000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 160,000-for-1.

In August 2023, Market Tycoon Investments Limited transferred 480,000 Ordinary Shares to Mr. Wong Tai Chi at $0.00000625 per share, and APTC Holdings Limited transferred 800,000 Ordinary Shares to Ms. Look Wai Yi at $0.00000625 per share. In October 2023, Value Classic Global Limited transferred 640,000 Ordinary Shares to Crystal Charm Investments Limited, a British Virgin Islands company, at $0.00000625 per share, Mr. Wong Tai Chi transferred 480,000 Ordinary Shares to Value Crystal Investment Limited, a British Virgin Islands company, at $0.00000625 per share, and Ms. Look Wai Yi transferred 800,000 Ordinary Shares to Ace Challenger Limited, a British Virgin Islands company, at $0.00000625 per share.

On May 17, 2024, we consummated the sale of 1,500,000 Ordinary Shares (the “IPO Shares”) in our initial public offering. The Company completed the IPO on a firm commitment basis pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-275197), filed with the Securities and Exchange Commission, which was declared effective by the Securities and Exchange Commission on May 13, 2024. The IPO Shares were priced at $4.00 per share. The Company also granted the underwriter a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on The Nasdaq Capital Market on May 13, 2024 and commenced trading under the symbol “RAY” on May 15, 2024.

On July 5, 2024, upon the underwriter’s partial exercise of the Over-Allotment Option, the Company sold an additional 113,083 Ordinary Shares at $4.00 per share. As a result, the Company has raised gross proceeds of $6,452,332 in the IPO, including the partial exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

On May 6, 2025, the Company established a new, directly wholly-owned subsidiary, Raytech Innovation Limited, incorporated in Hong Kong. As of the date of this prospectus, Raytech Innovation Limited has not commenced operations and has no assets.

The following diagram illustrates our corporate legal structure:

Permission Required from the Authorities of Mainland China and Hong Kong for this Offering

As advised by Raytech Holding’s PRC Counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China,(ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the CAC or any other governmental authorities of mainland China to operate our business or offer subsequent securities of the company, nor have we been denied of any permissions or approvals from the authorities of mainland China.

As advised by Raytech Holding’s PRC Counsel, AllBright Law Offices (Fuzhou), based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in Raytech Holding’s audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, Pure Beauty located outside mainland China; (ii) we do not have any equity interest in any manufacturer located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens or have their residence located outside mainland China, we believe that this offering will not be regarded as a subsequent securities offering in the same overseas market under the Article 15 of the Overseas Listing Trial Measures, and are not required to fulfill the filing procedures with the CSRC to issue securities to foreign investors. However, as the Overseas Listing Trial Measures were newly published, there are substantial uncertainties that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions.

Based on the foregoing, we do not currently expect the laws and regulations of mainland China have any material impact on our business, financial condition or results of operations and we are currently not subject to the government of mainland China’s direct influence or discretion over the manner in which we conduct our business activities outside of the mainland China. Furthermore, CLKW Lawyers LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, Raytech Holding is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities.

However, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the PRC or Hong Kong government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Nevertheless, we are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and the listing of Raytech Holding’s Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations, financial condition and/or the value of the securities Raytech Holding is registering for sale or could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” beginning on page 37 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 40 of this prospectus for more information.

Transfers of Cash to and from Our Subsidiary

Raytech Holding is permitted under the laws of British Virgin Islands to provide funding to its subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on Raytech Holding’s ability to distribute earnings from its businesses, including subsidiary, to the U.S. investors.

Our equity structure is a direct holding company structure, that is, the overseas entity that is listed in the U.S., Raytech Holding, directly holds 100% of shares of Pure Beauty, Raytech Holding’s Hong Kong operating entity. Cash is transferred through our organization in the following manner: (i) funds may be transferred from Raytech Holding, the holding company incorporated in the British Virgin Islands to Pure Beauty in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Pure Beauty to Raytech Holding. Pure Beauty is permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution out of profits available for distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If Raytech Holding intends to distribute dividends to its shareholders, it will depend on payment of dividends from Pure Beauty to Raytech Holding in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Raytech Holding to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If Pure Beauty incurs debt on its own in the future, the instruments governing such debt may restrict Pure Beauty’s ability to pay dividends, make distribution or transfer funds to Raytech Holding. Subject to the BVI Act and our amended and restated memorandum and articles of association, Raytech Holding’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of Raytech Holding’s assets will exceed its liabilities and Raytech Holding will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Since its IPO, Raytech Holdings has not declared any dividends. Both Raytech Holding and Pure Beauty currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding company structure, the cross-border transfer of funds within our corporate Company is legal and compliant with the laws and regulations of the British Virgin Islands and Hong Kong. In the future, cash proceeds from overseas financing activities, including this offering, can be directly transferred to our subsidiary Pure Beauty via capital contribution or shareholder loans.

In the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the Company and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from Raytech Holding to Pure Beauty or from Pure Beauty to Raytech Holding and the investors in the U.S.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 59 and “Risk Factors – Risks Related to Our Corporate Structure – Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Raytech Holding may have, and any limitation on the ability of its subsidiaries to make payments to Raytech Holding could have a material adverse effect on Raytech Holding’s ability to conduct its business.” on page 37 of this prospectus for more information.

Raytech Holding’s Corporate Information

Raytech Holding’s principal executive offices are located at Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong, and its telephone number is +852 2117 0236. Raytech Holding’s registered office in the British Virgin Islands is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands. Raytech Holding maintains a website at www.raytech.com.hk. The information contained in, or accessible from, Raytech Holding’s website or any other website does not constitute a part of this prospectus.

Recent Regulatory Development in PRC

We are not based in mainland China and do not have operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture the products. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the six months ended September 30, 2024 and the fiscal years ended March 31, 2024, and 2023, we generated all our revenues from Hong Kong. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like Raytech Holding. Such governmental actions, if and when occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors; and (iii) may cause the value of Raytech Holding’s Ordinary Shares to significantly decline or be worthless.

We are also aware that, recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other authorities of mainland China promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, the CAC published the Regulations on the Network Data Security Administration Draft, or the “Network Data Security Regulations Draft”, to solicit public opinion and comments. Under the Network Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data.

We do not currently expect the Review Measures to have an impact on our business, operations or this offering as we do not believe either Pure Beauty, our current operating subsidiary, or Raytech Innovation, our newly formed non-operational subsidiary is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users. Hence, as advised by our PRC Counsel, AllBright Law Offices (Fuzhou), we are not required to file for cybersecurity review, because (i) our subsidiaries, Pure Beauty and Raytech Innovation, are incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this prospectus, neither Pure Beauty nor Raytech Innovation did not collect and store any personal information of individual customers of mainland China and possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this prospectus, neither Pure Beauty nor Raytech Innovation has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant cybersecurity laws and regulations of mainland China. If either Pure Beauty or Raytech Innovation is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users in the future, Pure Beauty’s operations and the listing of Raytech Holding’s Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review. If the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Raytech Holding’s listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Pure Beauty’s daily business operations, its ability to accept foreign investments and the listing of Raytech Holding’s Ordinary Shares on a U.S. or other foreign exchange. As advised by Raytech Holding’s PRC Counsel, AllBright Law Offices (Fuzhou), and to the knowledge of the management, on the basis that (i) our subsidiaries, Pure Beauty and Raytech Innovation, are incorporated and operating in Hong Kong without any subsidiary or VIE structure, or any intent to set up subsidiary or VIE structure in mainland China, and (ii) Pure Beauty does not have any business operations in mainland China, except for its collaboration with manufacturers located in mainland China to manufacture our products, (iii) none of Pure Beauty’s clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, our subsidiaries are not required to obtain regulatory approval for this offering of Raytech Holding’s Ordinary Shares to foreign investors from the authorities of mainland China, nor have our subsidiaries been denied of any permissions or approvals from the authorities of mainland China. Furthermore, CLKW Lawyers LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, neither Pure Beauty nor Raytech Innovation is required to obtain regulatory approval for this offering of Raytech Holding’s Ordinary Shares to foreign investors from the authorities of Hong Kong. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and our subsidiaries are required to obtain such approval in the future, and our subsidiaries do not receive or maintain the approvals or are denied permission from the authorities of mainland China or Hong Kong, we will not be able to continue our listing of Raytech Holding’s Ordinary Shares on Nasdaq or any other U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant depreciation of the price of Raytech Holding’s Ordinary Shares. However, if our subsidiaries (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the PRC or Hong Kong government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our subsidiaries are required to obtain such permissions or approvals in the future, our subsidiaries may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if our subsidiaries fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. See “Risk Factors - Risks Related to Doing Business in Hong Kong – There remain some uncertainties as to whether we will be required to obtain approval from authorities of mainland China and Hong Kong authorities to list additional Raytech Holding’s securities on U.S. exchanges in the future, and if required, we cannot assure you that we will be able to obtain such approval.” on page 44 of this prospectus.

In addition, we rely on two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, which are located in Zhongshan, mainland China. For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2024, payments to Zhongshan Raytech accounted for 88.5% of the total manufacturing costs of the Company. For the six months ended September 30, 2023, payments to Zhongshan Raytech accounted for 92.7% of the total manufacturing costs of the Company. For the six months ended September 30, 2024, payments to Zhongshan Raytech accounted for 91.5% of the total manufacturing costs of the Company.

Certain risks associated with our major manufacturers in mainland China, including political and economic instability, global or regional adverse conditions, the financial stability of our manufacturers, our manufacturers’ ability to meet our standards, labor problems experienced by such manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, and other factors relating to our manufacturers are beyond our control, could adversely affect our business, financial condition and results of operations. See “Risk Factors - Risks Related to Our Business – Our major manufacturers are located in mainland China which could adversely affect our business, financial condition and results of operations.” on page 28 of this prospectus.

Implications of the HFCA Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the AHFCAA, which would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC and Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Raytech Holding’s auditor, WWC, P.C., is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. Raytech Holding’s auditor is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, Raytech Holding’s investors may be deprived of the benefits of such inspection which could result in limitation or restriction to Raytech Holding’s access to the U.S. capital markets and trading of its securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to Raytech Holding’s Ordinary Shares and This Offering — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on page 50 of this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, Raytech Holding qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, Raytech Holding:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	is not required to provide a detailed narrative disclosure discussing Raytech Holding’s compensation principles, objectives and elements and analyzing how those elements fit with Raytech Holding’s principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	is not required to obtain an attestation and report from Raytech Holding’s independent registered accounting firm on its management’s assessment of Raytech Holding’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	is not required to obtain a non-binding advisory vote from Raytech Holding’s shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	is exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	is eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

Raytech Holding has opted to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Raytech Holding’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, Raytech Holding is able to take advantage of the above-described reduced reporting requirements and exemptions for up to five years after Raytech Holding’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

Raytech Holding will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which its annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that Raytech Holding becomes a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, herein referred to as the Exchange Act, which would occur if the market value of Raytech Holding’s Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of Raytech Holding’s most recently completed second fiscal quarter; or (iv) the date on which Raytech Holding has issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Raytech Holding is subject to the periodic reporting requirements under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after Raytech Holding no longer qualifies as an emerging growth company, as long as Raytech Holding qualifies as a foreign private issuer under the Exchange Act it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if Raytech Holding no longer qualifies as an emerging growth company, but remain a foreign private issuer, Raytech Holding will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

As long as Raytech Holding’s officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

For so long as Raytech Holding is a controlled company under that definition, Raytech Holding is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of Raytech Holding’s board of directors must be independent directors;

●	an exemption from the rule that the compensation of Raytech Holding’s chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that Raytech Holding’s director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although Raytech Holding currently does not rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If Raytech Holding elects to rely on the “controlled company” exemption, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt the Company from certain corporate governance requirements that could have an adverse effect on Raytech Holding’s public shareholders.”

Implications of Being a Foreign Private Issuer

Raytech Holding is incorporated in the British Virgin Islands and more than 50% of its outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, Raytech Holding is a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, Raytech Holding is not subject to the same reporting requirements as U.S. domestic issuers. Under the Exchange Act, Raytech Holding is subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	Raytech Holding is not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, Raytech Holding is permitted to comply solely with Raytech Holding’s home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	Raytech Holding is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	Raytech Holding is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	Raytech Holding is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	Raytech Holding is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Ordinary Shares offered by Raytech Holding	[●] Ordinary Shares. See “Description of Shares” in this prospectus for more information.

Price per Ordinary Share	$[●] per Ordinary Share

Over-Allotment Option	We have granted the underwriters a 30-day option to purchase from us up to an additional 15% of the Ordinary Shares offered in this offering, solely to cover over-allotments, if any, at the public offering price less the underwriting discount.

Ordinary Shares outstanding prior to completion of this offering	17,613,083 Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares, assuming that the underwriters do not exercise its over-allotment option

Transfer Agent	Transhare Corporation, with its offices located at 17755 North US Highway 19, Suite # 140, Clearwater, FL 33764.

Listing	Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “RAY”.

Use of proceeds	Raytech Holding intends to use the proceeds from this offering for [●]. See “Use of Proceeds” on page 59 of this prospectus for more information.

Lock-up	Pursuant to the underwriting agreement, the Company has agreed that for a period of three (3) months after the closing date of this offering, it will not, without the prior written consent of the Underwriter, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise issue any securities, subject to certain customary exceptions, including the issuance of shares of Ordinary Shares upon the exercise of currently outstanding options approved by the Underwriter. Additionally, each of the Company’s directors and officers has agreed that for a period of twenty (20) days after the closing date of this offering, they will not, without the prior written consent of the Underwriter, offer, issue, sell, contract to sell, encumber, or otherwise dispose of any securities of the Company held by them. See “Shares Eligible for Future Sale” on page 114 and “Underwriting” beginning on page 123 of this prospectus for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 26 of this prospectus for a discussion of factors to consider before deciding to invest in Raytech Holding’s Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income for the years ended March 31, 2023 and 2024 and the summary consolidated balance sheets as of March 31, 2023 and 2024 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. The summary consolidated statements of income for the six months ended September 30, 2023 and 2024 and the summary consolidated balance sheet data as of September 30, 2023 and 2024 are derived from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income for the years ended March 31, 2023 and 2024, and for the six months ended September 30, 2023 and 2024:

	For the Year Ended March 31,			(Unaudited) For the Six Months Ended September 30,
	2023	2024	2024	2023	2024	2024
	HKD	HKD	US$	HKD	HKD	US$
REVENUE
Sales of products	42,382,764	59,966,287	7,662,542	26,011,185	42,101,829	5,418,999
Sales of tooling	3,135,475	7,006,014	895,234	7,006,014	1,147,077	147,642
Total revenue	45,518,239	66,972,301	8,557,776	33,017,199	43,248,906	5,566,641

OPERATING EXPENSES
Merchandise costs	(34,046,287)	(52,067,436)	(6,653,220)	(24,305,564)	(34,100,724)	(4,389,163)
Selling, general and administrative expenses	(4,277,677)	(3,545,369)	(453,030)	(1,751,531)	(5,229,459)	(673,093)
Total operating expenses	(38,323,964)	(55,612,805)	(7,106,250)	(26,057,095)	(39,330,183)	(5,062,256)

INCOME FROM OPERATIONS	7,194,275	11,359,496	1,451,526	6,960,104	3,918,723	504,385

OTHER INCOME (EXPENSE)
Interest income	143,352	1,416,354	180,983	615,405	1,431,474	184,248
Interest expense	(7,151)	(2,028)	(259)	(1,657)	-	-
Gain (loss) from foreign currency exchange	143,450	(20,846)	(2,664)	(16,334)	(407,242)	(52,417)
Government grants	-	-	-	-	-	-
Other income, net	-	818	105	-	-	-
Total other income, net	279,651	1,394,298	178,165	597,414	1,024,232	131,831
INCOME BEFORE INCOME TAX PROVISION	7,473,926	12,753,794	1,629,691	7,557,518	4,942,955	636,216
PROVISION FOR INCOME TAXES	(1,181,056)	(2,817,000)	(359,959)	(1,139,449)	(290,920)	(37,445)
NET INCOME	6,292,870	9,936,794	1,269,732	6,418,069	4,652,035	598,771

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted (1)	16,000,000	16,000,000	16,000,000	16,000,000	17,184,908	17,184,908
EARNINGS PER SHARE
Basic and diluted	0.39	0.62	0.08	0.40	0.27	0.03

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023. 1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

The following table presents our summary consolidated balance sheets as of March 31, 2023 and 2024 and September 30, 2024:

	As of March 31,			(Unaudited) As of September 30,
	2023	2024	2024	2024	2024
	HKD	HKD	US$	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,362,580	35,885,666	4,585,500	81,047,102	10,431,712
Accounts receivable, net	6,787,330	14,557,523	1,860,172	13,476,241	1,734,550
Amount due from a director	992,026	145,166	18,550	-	-
Merchandise inventories, net	-	1,855,686	237,121	1,135,068	146,096
Taxes receivables	514,007	395,005	50,474	104,085	13,397
Prepayments	95,000	5,000	639	5,000	644
TOTAL CURRENT ASSETS	29,750,943	52,844,046	6,752,456	95,767,496	12,326,399

NON-CURRENT ASSETS
Property and equipment, net	4,868	-	-	-	-
Right-of-use assets - operating lease	85,477	-	-
Deferred initial public offering costs	3,176,871	5,252,768	671,203	-	-
Long-term deposits	34,200	16,200	2,070	16,200	2,085
TOTAL NON-CURRENT ASSETS	3,301,416	5,268,968	673,273	16,200	2,085
TOTAL ASSETS	33,052,359	58,113,014	7,425,729	95,783,696	12,328,484

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	735,528	732,340	93,579	1,098,929	141,445
Accounts payable - related party	8,768,420	24,278,340	3,102,306	20,418,181	2,628,059
Accruals	616,078	1,018,618	130,160	920,901	118,531
Contract liabilities	1,705,854	1,008,415	128,856	-	-
Operating lease obligation, current portion	87,972	-	-	-	-
TOTAL CURRENT LIABILITIES	11,913,852	27,037,713	3,454,901	22,438,011	2,888,035

OTHER LIABILITIES
Operating lease obligation, net of current portion	-	-	-	-	-
TOTAL LIABILITIES	11,913,852	27,037,713	3,454,901	22,438,011	2,888,035

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, and 16,000,000 Ordinary Shares issued and outstanding as of March 31, 2023 and 2024, respectively (1)	783	783	100	862	110
Additional paid-in capital	99,217	99,217	12,678	37,717,487	4,854,683
Retained earnings	21,038,507	30,975,301	3,958,050	35,627,336	4,585,656
TOTAL SHAREHOLDERS’ EQUITY	21,138,507	31,075,301	3,970,828	73,345,685	9,440,449
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,052,359	58,113,014	7,425,729	95,783,696	12,328,484

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023. 1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

RISK FACTORS

An investment in Raytech Holding’s Ordinary Shares involves a high degree of risk. Before deciding whether to invest in Raytech Holding’s Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of Raytech Holding’s Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in Raytech Holding’s Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for our products. These include:

●	fluctuations in global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	merger and acquisition activity;

●	frequency and complexity of significant commercial litigation;

●	over expansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to global economies will have on our business. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of customer engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the geographic locations of our customers or the locations where services are rendered; (v) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) the length of billing and collection cycles and changes in amounts that may become uncollectible; (vii) changes in the frequency and complexity of government regulatory and enforcement activities; (viii) business and asset acquisitions; (ix) fluctuations in the exchange rates of various currencies against the U.S. dollar; (x) fee adjustments upon the renewal of expired service contracts or acceptance of new customers due to the adjusted scope per our refined business strategy; and (xi) economic factors beyond our control.

The results of our business operation may be affected differently by the above factors. The positive effects of certain events or factors on our business may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We engaged in developing, manufacturing and selling products relating to home electric appliances. We derive a significant portion of our revenues from a few major customers. We currently have two major customers: (i) Koizumi Seiki Corp., a Japanese company, having been doing business for over 300 years since 1716, which is one of the leading corporations specialized in small appliance market in Japan; the current contract we have with Koizumi Seiki Corp. was executed on July 1, 2014, automatically renewable on annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then existing term of the contract; (ii) another customer, a U.S. home appliance manufacturer; and (iii) a global distributor of various consumer products.

For the year ended March 31, 2023, sales to Koizumi Seiki Corp. represented 91.3% of our revenue. For the year ended March 31, 2024, sales to Koizumi Seiki Corp. represented 74.1% of our revenue and another customer represented 16.5% of our revenue. For the six months ended September 30, 2023, we generated 81% and 17% of our total revenue from Koizumi Seiki Corp. and another customer, who is a global distributor of various consumer products, respectively. For the six months ended September 30, 2024, we generated 57.8% and 33.7% of our total revenue from Koizumi Seiki Corp. and another customer, respectively.

Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for the products of these customers in the marketplace or the future demand for our products and services by these customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our major largest customers stop coming to us for customized products, such suspension would materially negatively affect our revenues, results of operations and financial condition.

We rely on a limited number of manufactures, some of which we are affiliated with. A loss of any of these manufactures could significantly negatively affect our business.

We rely on a limited number of manufacturers who are responsible for manufacturing hair care and skincare products. For the years ended March 31, 2023 and 2024, and for the six months ended September 30, 2023 and 2024, we relied on two major manufacturers, (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a factory located in Zhongshan, China, and is owned by Mr. Ching Tim Hoi, who is also our CEO, Chairman and controlling shareholder, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a factory located in Zhongshan, China. The current contracts we have with Zhongshan Raytech and Zhongshan Leimi were executed on January 1, 2021 and are automatically renewable on an annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of the then-existing term of the contract. Pursuant to each contract with Zhongshan Raytech and Zhongshan Leimi, we place orders with the manufacturer based on orders from our customers and the manufacturer is responsible to manufacture the products according to the requirements of each order.

For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2024, payments to Zhongshan Raytech accounted for 88.5% of the total manufacturing costs of the Company. For the six months ended September 30, 2023, payments to Zhongshan Raytech accounted for 92.7% of the total manufacturing costs of the Company. For the six months ended September 30, 2024, payments to Zhongshan Raytech accounted for 91.5% of the total manufacturing costs of the Company.

We do not currently have other reliable alternatives or replacements for these manufacturers. This reliance on a limited number of manufactures increases our risks. If we experience a significant increase in demand of our products, or if we need to replace an existing manufacturer, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to our customers in a timely manner. Identifying and approving suitable manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our manufacturers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products and delay for the deliveries of our products.

Our major manufacturers are located in mainland China which could adversely affect our business, financial condition and results of operations.

We rely on two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, which are located in Zhongshan, mainland China. For the year ended March 31, 2024, payments to Zhongshan Raytech accounted for 88.5% of the total manufacturing costs of the Company. For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2024, payments to Zhongshan Raytech accounted for 91.5% of the total manufacturing costs of the Company. For the six months ended September 30, 2023, payments to Zhongshan Raytech accounted for 92.7% of the total manufacturing costs of the Company. Our significant dependence on these manufacturers, concentrated geographically in mainland China, exposes us to various risks. We depend on our ability to provide our customers with a wide range of products from our major manufacturers in a timely and efficient manner. Political and economic instability in the region, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of our manufacturers, our manufacturers’ ability to meet our standards, labor problems experienced by such manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to manufacturing in mainland China are largely beyond our control. As an example, the COVID-19 pandemic could adversely impact such manufacturers facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect our business, financial condition and results of operations. As at the date of this prospectus, our two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, have not experienced material impacts imposed by the COVID-19 pandemic.

Furthermore, we are unable to predict whether our manufacturers in the future will be subject to new, different, or additional trade restrictions imposed by the PRC or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers based in mainland China, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturers operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

We also are unable to predict whether our manufacturers in the future will be subject to new, different, or additional trade restrictions imposed by the PRC or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturers operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

Additionally, the economy of mainland China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the government of mainland China has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in mainland China is still owned by the government of mainland China. The government of mainland China continues to play a significant role in regulating industrial development. It also exercises significant control over mainland China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The government of China also has significant authority to exert influence on the ability of a China-based company, such as our manufacturers, to conduct their business. Any adverse change in the economic conditions in mainland China, policies of the government or laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China and, in turn, on the business of our major manufacturers in mainland China. As a result, we may lose our major manufacturers in mainland China, and we may not have other reliable alternatives or replacements for these manufacturers. A loss of our major manufacturers in mainland China would have an adverse effect on our business, financial condition and results of operations, and may cause Raytech Holding’s Ordinary Shares to significantly decline in value.

Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, foreign exchange rates and our ability to generate sufficient cash flow to reinvest in the business, fund internal growth, and meet our debt obligations. Our financial projections are based on historical financial data and seasonal effect and on various other assumptions and foreseeable market trend that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and shareholder confidence.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth rates and across our different product segments, including periods of rapid or declining growth. While we have experienced expansion overall in the past 10 years, this growth has not always been uniform across segments or consistent year-over-year. However, to manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage our research and development staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and maintain profitability as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs representing a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and customers.

Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation, which depends on earning and maintaining the trust and confidence of our current or potential customers, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by customers or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, past results of operations achieved by us should not be taken as indicative of our future prospects and results of operations, and we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of customers. Moreover, as we introduce new products or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

We have privacy and data security policies in place that are designed to prevent security breaches and we are looking for resources to assist us to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our manufacturers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We cannot assure you that we could retain effective intellectual property rights.

We cannot make assurances that the steps we have taken or will take in the future to protect our intellectual property rights are or will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. As at the date of this prospectus, neither we nor Pure Beauty own any registered trademarks in any jurisdiction. We intend to register Pure Beauty’s trademarks in Hong Kong to secure trademark protection after seeking professional advice. However, whilst registration will usually confirm ownership and subsistence of rights, some registrations can still be challenged due to prior existing rights. We cannot assure you that in the future our intellectual property rights registrations will be complete or invulnerable.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property rights laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

As at the date of this prospectus, we have been using certain trademarks on Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. There is no guarantee that we will be able to successfully renew the Japan Trademark License Agreement upon expiration of its current term and that the same will not be revoked or early terminated by Mr. Ching. In the absence of a valid Japan Trademark License Agreement, the use of the Japan Pure Beauty Trademarks by us or Pure Beauty in Japan may subject us or Pure Beauty to trademark infringement claims, and we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits. As a result, our business and operating results may be materially and adversely affected.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our customers could be compromised, whether intentionally or unintentionally, by our employees, consultants or manufacturers. A compromise of the security of our information technology systems leading to theft or misuse of our own or our customers’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of customers. The theft or compromise of our or our customers’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and customers may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

Raytech Holding’s principal shareholders have substantial influence over Raytech Holding and their interests may not be aligned with the interests of Raytech Holding’s other shareholders.

Mr. Ching Tim Hoi is currently the beneficial owner of 12,800,000 Ordinary Shares or [72.6]% of Raytech Holding’s outstanding Ordinary Shares. Mr. Ching will own approximately [●]% of Raytech Holding’s Ordinary Shares following the offering assuming the over-allotment option is not exercised. Mr. Ching will be able to exert significant voting influence over Raytech Holding’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of Raytech Holding’s assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by Raytech Holding’s other shareholders, including our public shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of Raytech Holding, which could deprive Raytech Holding’s shareholders of an opportunity to receive a premium for their shares as part of a sale of Raytech Holding and might reduce the price of Raytech Holding’s Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt the Company from certain corporate governance requirements that could have an adverse effect on its public shareholders.

Following this offering, our Chief Executive Officer, Mr. Ching, will beneficially own an aggregate [●]% voting power of the Company, which will allow Mr. Ching to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although Raytech Holding currently does not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If Raytech Holding were to elect to rely on the “controlled company” exemptions, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if Raytech Holding relies on the exemption, during the period Raytech Holding remains a controlled company and during any transition period following a time when Raytech Holding is no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to supply chain disruptions, shipment delays, manufacturing breakdowns, and demand shifts, which could cause adversely affect our ability to provide products and services to our customers. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with. Any such investigations or litigations may divert our management team’s attention and resources away from managing our business affairs and operations, may be detrimental to our reputation, and thus may negatively affect our business and financial performance.

If Raytech Holding becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on Raytech Holding, its business and its stock price. Although substantially all of our operations are based in Hong Kong and none of our customers are based in mainland China, if Raytech Holding becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our business.

If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

The market for some of our products is highly competitive. We do not compete against the same companies for all of our products and services or in all geographic regions. Instead, we compete with different companies or depending on the particular types of requested products and services and the location of the customer or delivery of the products and services. Our operations are highly competitive.

Our competitors include large organizations, such as the international personal care electronic design and development organizations, which offer niche products and services that are the same or similar to products or services offered by us; and small firms and independent contractors that focus on specialized products and services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

Our growth has been heavily dependent on the services provided by our management team. They manage our business operation, develop and execute our business strategies and manage the relationship with our key product manufacturers and corporate customers. Therefore, our future success relies on our ability to retain the services of these key management personnel. If any of these key personnel are unable or unwilling to continue to provide services to us, and we are unable to find suitable replacements, we may not be able to continue our operations effectively and efficiently, and our business and financial conditions could be adversely affected.

Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings Company Limited and Zhongshan Raytech.

Raytech Holding’s CEO and Chairman, Mr. Ching, and Raytech Holding’s director and the Assistant to CEO of Pure Beauty, Mr. Ling, currently serve as, and will continue to serve as (i) Executive Director and Supervisor respectively of one of our collaborating manufacturers, Zhongshan Raytech, and (ii) Director and Assistant to CEO respectively of Raytech Holdings Company Limited. Mr. Ching’s positions at and ownership of Zhongshan Raytech and Raytech Holdings Company Limited, and Mr. Ling’s positions at Zhongshan Raytech and Raytech Holdings Company Limited, on which we rely for manufacturing collaboration, create, or may create the appearance of, conflicts of interest when these officers or directors are faced with decisions that could have different implications for Zhongshan Raytech and Raytech Holdings Company Limited than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, and contractual arrangements.

Our employees may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the customers they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our customers generally contract for services with us as a company, and not with an individual employee, in the event that an employee leaves, such customers may decide that they prefer to continue working with a specific person rather than with us. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or customer, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

Our business and sales are subject to the business strategies of the brand owners.

For the years ended March 31, 2024 and March 31, 2023 and six months ended September 30, 2024 and, September 30, 2023, our revenue was attributed to sales of branded products sourced from brand owners by our customers in Japan, U.S., Europe and Australia. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products being provided by various brand owners. The overall business strategies and product development plans adopted by these brand owners and their ability to maintain and develop the brands are therefore essential to our business.

As we have limited or no influence on the decisions made by the brand owners in relation to their business strategies, in particular, the production of their existing products and development of new products, we cannot assure that the brand owners will be able to maintain and further develop their brands and/or products, or that our customers will continue to show preferences to their brands and/or products. If the strategies of the brand owners turn out to be unsuccessful or due to any other reasons the marketability of the brands falls substantially, the profitability of our business would be materially and adversely affected.

We cannot assure that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

We sell and distribute a variety of beauty device products to the general public through our customers’ sales network. The general acceptance by consumers of the brands and products designed and provided by us is of vital importance to our success and it hinges on a number of factors such as brand image, product quality and customer loyalty. Our success also depends, to a large extent, on our ability to offer a diversified portfolio of products that can meet the changing consumer preferences and needs. There is no assurance that the existing products designed and provided by us will be able to satisfy changes in consumer preferences and needs.

We may also fail to anticipate, identify or respond to the constant changes in relation to consumer preferences and needs on a timely basis, nor can we assure that we will be able to gain or increase market receptiveness and market share for our products.

Consumer preferences and needs for products and brands can change from time to time for various reasons, including negative publicity regarding our products, emergence of competitive products and brands, or a general decrease in demand for the beauty device products distributed and sold us. Any of these events could adversely affect our competitive advantage and market share, which in turn could materially and adversely affect our business, financial condition and results of operation.

We rely on external manufacturers for production of all of our products.

We do not have any production facilities or production lines of our own. Our products are sourced from related and independent external manufacturers in mainland China. For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2024, payments to Zhongshan Raytech accounted for 88.5% of the total manufacturing costs of the Company. For the six months ended September 30, 2023, payments to Zhongshan Raytech accounted for 92.7% of the total manufacturing costs of the Company. For the six months ended September 30, 2024, payments to Zhongshan Raytech accounted for 91.5% of the total manufacturing costs of the Company.

Our control over these external manufacturers in respect of their production process and quality of products is limited. We cannot assure that (i) there will not be any unexpected interruption of supply of products by these external manufacturers due to any reason beyond our control or expectation, such as introduction of new regulatory requirements, import restrictions, revocation of business licenses, power interruptions, fires or other force majeure; or (ii) the products provided to us by these external manufacturers can meet our quality requirements. Any such problems in relation to the supply of our products by external manufacturers could have a material adverse impact on our business.

Our operating results may fluctuate due to seasonality and other factors.

Our sales are subject to certain degree of seasonal fluctuations. Generally, demand for our beauty device products is relatively higher during the spring season from March to June. Sales may also fluctuate during the course of a fiscal year for a number of other reasons, including the timing of launching new products and advertising and promotional campaigns. As a result, these seasonal consumption patterns may cause our operating results to fluctuate from period to period.

We may be unable to maintain rapid growth and implement our future plans.

Our future business growth primarily depends on the successful implementation of our business objectives, business strategies and future plans. These business objectives are based on our existing plans and intentions, most of which are at initial stages and have not been proceeded to the stage of actual implementation and are therefore subject to high degree of risks and uncertainties. Furthermore, we may not be able to achieve the anticipated growth and expansion of our business due to factors which are beyond our control, such as changes in economic environment, market demands, government policies and relevant laws and regulations. As such, there is no assurance that our business objectives, business strategies and future plans will be accomplished, whether in whole or in part or be implemented within the estimated timeline. In the event that our future plans are not implemented and our business objectives are not accomplished, our business, profitability and financial positions in the future may be materially and adversely affected.

Furthermore, our future business plans may be hindered by other factors beyond our control, such as competition from other retailers and distributors selling similar products. Therefore, there is no assurance that our future business plans will materialize, or result in the conclusion or execution of any agreement within the planned time frame, or that our objectives will be fully or partially accomplished.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. There is uncertainty over the global economic condition such as the trade war between the United States and China. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Adverse economic conditions could also reduce the number of customers and interests in our services and products. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023. The final rule became effective on January 2, 2025. The final rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the final rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of the Ordinary Shares may be materially and adversely affected.

In addition, the U.S. has imposed significant tariffs on a wide range of goods imported from China and could impose additional tariffs or increase existing ones. The U.S. government has also implemented export control restrictions affecting certain products and technologies related to China, imposed certain sanctions and restrictions, and indicated the potential for enhanced review of companies with significant China-based operations or restrictions on U.S. investment in certain companies operating in China. Furthermore, policies regarding low-value shipments entering the U.S. are under scrutiny, and changes could impact the cost-effectiveness of certain imports from China. The Chinese government has, from time to time, responded, and may continue to respond, by imposing its own tariffs, trade restrictions, or other regulations. Our business and financial performance are substantially dependent on the general conditions of the global economy and the level of international trade and commerce, particularly between the U.S. and China. The adoption and expansion of trade restrictions, tariffs, quotas, embargoes, sanctions, export controls, investment restrictions, the occurrence of a trade war, or other governmental actions related to tariffs or trade agreements or policies by the U.S., China, or other countries, has the potential to adversely impact trade flows, costs, our suppliers, our customers, and the world economy in general. Current and future trade tensions, geopolitical events, and international trade disputes could harm or disrupt international commerce and the global economy. These factors could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to Our Corporate Structure

Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

Raytech Holding is a holding company incorporated in the British Virgin Islands, and it may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to Raytech Holding’s shareholders and service any debt it may incur. If any of Raytech Holding’s subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Raytech Holding.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid to us. See “Taxation — Hong Kong Profits Taxation” on page 120 of this prospectus. Any limitation on the ability of Raytech Holding’s Hong Kong subsidiaries to pay dividends or make other distributions to Raytech Holding could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to Raytech Holding’s business, pay dividends, or otherwise fund and conduct its business.

Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, Raytech Holding was a private company with limited accounting personnel and other resources for addressing Raytech Holding’s internal control over financial reporting. Raytech Holding’s management has not completed an assessment of the effectiveness of Raytech Holding’s internal control over financial reporting and its independent registered public accounting firm has not conducted an audit of Raytech Holding’s internal control over financial reporting. However, in connection with the audits of Raytech Holding’s consolidated financial statements as of March 31, 2023 and 2024, Raytech Holding and its independent registered public accounting firm identified material weaknesses in Raytech Holding’s internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Raytech Holding’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework.

In connection with its IPO, Raytech Holding appointed independent directors, established an audit committee and strengthened corporate governance. In addition, Raytech Holding is actively implementing other measures designed to improve its internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; and ii) setting up a financial and system control framework with formal documentation of polices and controls in place.

As a public company, Raytech Holding is subject to the requirement that it maintains internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, Raytech Holding’s business, financial condition, results of operations and prospects, as well as the market for and trading price of Raytech Holding’s Ordinary Shares, may be materially and adversely affected if Raytech Holding does not have effective internal controls. The absence of internal controls over financial reporting may inhibit investors from purchasing Raytech Holding’s Ordinary Shares and may make it more difficult for Raytech Holding to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If Raytech Holding identifies such issues or if Raytech Holding is unable to produce accurate and timely financial statements, its stock price may decline and it may be unable to maintain compliance with the Nasdaq Listing Rules.

If Raytech Holding ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, Raytech Holding is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Raytech Holding’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Raytech Holding is not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. However, Raytech Holding may cease to qualify as a foreign private issuer in the future.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Raytech Holding has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, Raytech Holding, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Raytech Holding’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find Raytech Holding’s Ordinary Shares less attractive as a result, there may be a less active trading market for Raytech Holding’s Ordinary Shares and Raytech Holding’s share price may be more volatile.

Raytech Holding incurs increased costs as a result of being a public company which will increase after Raytech Holding ceases to qualify as an “emerging growth company.”

Raytech Holding incurs significant legal, accounting and other expenses as a public company that Raytech Holding did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. Raytech Holding is an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the public initial offering of the Company, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Raytech Holding’s Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior fiscal year end, and (2) the date on which Raytech Holding has issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases Raytech Holding’s legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After Raytech Holding is no longer an “emerging growth company,” or until five years following the completion of Raytech Holding’s initial public offering, whichever is earlier, Raytech Holding expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, Raytech Holding is required to have independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Raytech Holding may incur additional costs in obtaining director and officer liability insurance. In addition, Raytech Holding incurs additional costs associated with its public company reporting requirements. Raytech Holding cannot predict or estimate with any degree of certainty the amount of additional costs it incur as a public company or the timing of such costs.

Raytech Holding’s board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Raytech Holding’s board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share. Raytech Holding’s directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with Raytech Holding, accompanied by the certificate for the shares to which it relates and such other evidence as Raytech Holding’s board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of Raytech Holding; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as Raytech Holding’s board of directors may from time to time require, is paid to Raytech Holding in respect thereof.

If Raytech Holding’s directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as Raytech Holding’s board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Doing Business in Hong Kong

All of Pure Beauty’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Raytech Holding’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We are not based in mainland China and do not have operations in mainland China except that our manufacturers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the six months ended September 30, 2024, and September 30, 2023 and the fiscal years ended March 31, 2024, and 2023, we generated all our revenues from Hong Kong.

As advised by our PRC counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our and our subsidiaries’ clients are located in mainland China, and (iv) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, as the government of mainland China may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the government of mainland China to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Raytech Holding, the ultimate holding company, and Pure Beauty, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Pure Beauty. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of Raytech Holding’s Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

Substantially all our operations are based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this prospectus, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including Raytech Holding, and the market price of Raytech Holding’s Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional Raytech Holding’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that Raytech Holding will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, CAC published the Regulations on the Network Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data.

Currently we do not expect the Review Measures to have an impact on the business and operations of Raytech Holding’s Hong Kong subsidiaries, Pure Beauty and Raytech Innovation, or this offering, because (i) Our Hong Kong subsidiaries are incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this prospectus, Pure Beauty has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this prospectus, neither Pure Beauty nor Raytech Innovation has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the offering. Based on the foregoing and the advice of Raytech Holding’s PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list Raytech Holding’s Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Raytech Holding’s listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

In addition, on December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing by mainland China-based companies and clarify the determination criteria for indirect overseas listing in overseas markets. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all mainland China-based companies shall file with the CSRC within three working days.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of mainland China-based companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, mainland China-based companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

As advised by Raytech Holding’s PRC Counsel, AllBright Law Offices (Fuzhou), based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in Raytech Holding’s audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, Pure Beauty located outside mainland China; (ii) we do not have any equity interest in any manufacturer located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens or have their residence located outside mainland China, we believe that, this offering will not be regarded as a subsequent securities offering in the same overseas market under the Article 15 of the Overseas Listing Trial Measures, and are currently not required to complete the filing procedure with the CSRC or to obtain regulatory approval from the CSRC. However, as the Overseas Listing Trial Measures were newly promulgated and there exists substantial uncertainty that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions. If we are required to complete the filing procedures with the CSRC in connection with this offering, we cannot assure you that we will be able to complete such filings in a timely manner, or at all, in the future. Any failure by us to comply with such filing could impact our operations materially and adversely, subject us to order to rectify, warnings and fines, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As advised by Raytech Holding’s PRC counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture the products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the CAC, or other governmental authorities of mainland China to operate our business or to list Raytech Holding’s securities on the U.S. exchanges and to issue securities to foreign investors, nor have we been denied of any permissions or approvals from the authorities of mainland China. Furthermore, CLKW Lawyers LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, Raytech Holding is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

However, if we (i) do not receive or maintain such permission or approval, should the permission or approval be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permission or approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Pure Beauty’s daily business operations, Raytech Holding’s ability to accept foreign investments and the listing of Raytech Holding’s Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like Raytech Holding, it may result in a material change in our operations and/or the value of the securities Raytech Holding is registering for sale or could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released by CSRC and became effective The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

On April 2, 2022, the CSRC, in conjunction with the Ministry of Finance, the National Administration of State Secret Protection and the National Archives Administration, issued the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments, the “Draft Regulations”), an amendment to the original regulation of the same name published in 2009. The Draft Regulations extend the scope of application of the regulations to indirectly listed enterprises, and expand the definition of “domestic enterprises” to encompass domestic corporations directly listed on overseas exchanges as well as the domestic operating subsidiaries of indirectly listed companies. The Draft Regulations require~~s~~ that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to security brokers, security service providers, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the local secret protection regulators at the same government level.

The Draft Regulations expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies”. However, the Draft Regulations do not define the scope of such secrets, but merely state that “in case where it is unclear or disputed as to whether state secrets are involved, the issue shall be submitted to the relevant secret protection regulator for determination; in case where it is unclear or disputed as to whether government work secrets are involved, the issue shall be submitted to the relevant government regulator for determination.”

The Draft Regulations mandates that domestic enterprises need to follow the prescribed procedures before furnishing “accounting records or copies of accounting records of significant state or societal storage value” to relevant security brokers, security service providers, and overseas regulators. If it is necessary to transmit such materials of significance out of mainland China, the relevant enterprises need to follow the prescribed procedures for advance approval. Similarly, if an overseas accounting firm intends to provide auditing work on a domestic enterprise seeking overseas listing, the accounting firm shall follow the prescribed procedures under the relevant state laws and regulations. A domestic enterprise shall not provide accounting records to an overseas accounting firm or network who has not satisfied the prescribed procedures.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to the offering. However, as the Archives Rules was newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulator or other government authorities in a timely manner, or any such approval or authorization can be obtained at all and if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may result in the failure to complete the listing or subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

In addition, the Archives Rules take into account the international practice of cross-border audit regulatory co-operation and requires that “on-site inspections should be conducted mainly by CSRC and Chinese regulators, or rely on the inspection results of Chinese regulators” stated in the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing published in 2009. The Archives Rules make it clear that the CSRC or Chinese regulators shall provide necessary support through multilateral or bilateral cooperation mechanism for cross-border investigation and examination carried out by overseas securities administrative authorities and regulators on mainland China enterprises seeking overseas listings and security brokers or security service providers providing securities services for such domestic enterprises in respect of their activities relating to such overseas issuance and listings. However, there is no existing tried-and-proved mechanisms for cross-border regulatory cooperation, and it is difficult to carry out shareholder claims or regulatory investigations in mainland China similar to those in the United States, due to various legal and practical problems.

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, we may be subject to additional compliance requirements in the future. Since the Archive Rules are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator require that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also the possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently concluded that such approval or procedure was not required. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law of mainland China of the PRC, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on Raytech Holding and there is a need to conduct investigation or collect evidence within the territory of the mainland China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the laws and regulations of mainland China. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of mainland China by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of mainland China.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of Raytech Holding’s directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities” beginning on page 58 of this prospectus.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Raytech Holding’s Ordinary Shares and This Offering

Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, Raytech Holding’s auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Raytech Holding’s U.S. auditor is subject to PCAOB inspections on a regular basis, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that Raytech Holding’s auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. Raytech Holding will be required to comply with these rules if the SEC identifies Raytech Holding as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, Raytech Holding’s securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if Raytech Holding’s auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in Raytech Holding’s Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Raytech Holding’s auditor is based in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, the trading in Raytech Holding’s securities may be prohibited under the HFCA Act, ultimately resulting in a determination by a securities exchange to delist our securities. Delisting of Raytech Holding’s Ordinary Shares would force holders of Raytech Holding’s Ordinary Shares to sell their Ordinary Shares. The market price of Raytech Holding’s Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

Raytech Holding’s Ordinary Shares are thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Raytech Holding’s Ordinary Shares are “thinly-traded”, meaning that the number of persons interested in purchasing Raytech Holding’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that Raytech Holding is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if Raytech Holding came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as Raytech Holding or purchase or recommend the purchase of Raytech Holding’s shares until such time as Raytech Holding became more seasoned. As a consequence, there may be periods of several days or more when trading activity in Raytech Holding’s shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Raytech Holding’s Ordinary Shares may not develop or be sustained.

The market price for our Ordinary Shares may be volatile and could decline significantly, potentially subjecting us to securities litigation.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors both specific to our company and related to broader market conditions, many of which are beyond our control.

As a company with a relatively recent IPO and potentially a smaller public float compared to seasoned issuers, we may experience significant price volatility. There have been instances of extreme stock price run-ups followed by rapid price declines and strong volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. Our status may contribute to greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated or disproportionate to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Furthermore, the trading performances and market perceptions of other companies based in Hong Kong or China that have listed their securities in the United States may significantly impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. This can happen due to broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of these other companies. Any negative news or perceptions about inadequate corporate governance practices, fraudulent accounting, corporate structure, or other matters relating to other Hong Kong or Chinese companies may also negatively affect investor attitudes towards Hong Kong or Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

In addition, if the trading volume of our Ordinary Shares is low, persons buying or selling in relatively small quantities may easily influence the market price. Low trading volume could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes potentially occurring in a single trading day. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. Securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance.

Specific factors that may cause the price and trading volume of our Ordinary Shares to be highly volatile include, but are not limited to:

●	Regulatory developments affecting us, our customers, or our industry;

●	Announcements of studies and reports relating to our service offerings or those of our competitors;

●	Actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	Changes in financial estimates by securities research analysts;

●	Announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, or capital commitments;

●	Additions to or departures of our senior management;

●	Detrimental negative publicity about us, our management, or our industry;

●	Fluctuations of exchange rates between relevant currencies (e.g., the Hong Kong dollar and the U.S. dollar);

●	Release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	Sales or perceived potential sales of additional Ordinary Shares by us or our shareholders.

●	As a result of this potential volatility, investors may experience losses on their investment. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading or sharp price declines. A decline in the market price of our Ordinary Shares could also adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained.

In the past, plaintiffs have often initiated securities class action litigation against companies following periods of volatility in the market price of their securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The offering price of Raytech Holding’s Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of its Ordinary Shares. Consequently, when you purchase Raytech Holding’s Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[●] per share, at an initial public offering price of $[●]. See “Dilution” on page 61 of this prospectus.

Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline.

Sales of substantial amounts of Raytech Holding’s Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of Raytech Holding’s Ordinary Shares to decline. An aggregate of [●] Ordinary Shares are outstanding before the consummation of this offering and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming that the underwriters do not exercise their over-allotment option. Sales of these shares into the market could cause the market price of Raytech Holding’s Ordinary Shares to decline.

Raytech Holding does not intend to pay dividends for the foreseeable future.

Raytech Holding currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to Raytech Holding’s dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Since its IPO, Raytech Holdings has not declared any dividends. If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiaries. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding.

If securities or industry analysts do not publish research or reports about Raytech Holding’s business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline.

The trading market for Raytech Holding’s Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about Raytech Holding or its business. We do not have any control over these analysts. If one or more of the analysts who cover Raytech Holding downgrade Raytech Holding, the price of Raytech Holding’s Ordinary Shares would likely decline. If one or more of these analysts cease coverage of Raytech Holding or fail to regularly publish reports on Raytech Holding, Raytech Holding could lose visibility in the financial markets, which could cause the price of Raytech Holding’s Ordinary Shares and the trading volume to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law.

Raytech Holding is a company incorporated under the laws of the British Virgin Islands. Raytech Holding’s corporate affairs are governed by its memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against Raytech Holding’s directors, actions by its minority shareholders and the fiduciary duties of Raytech Holding’s directors to it under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of Raytech Holding’s shareholders and the fiduciary duties of its directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where Raytech Holding was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer, Raytech Holding is permitted to follow home country practice in lieu of certain corporate governance requirements applicable to U.S. domestic issuers. As further described below, Raytech Holding is relying on certain of these exemptions. If Raytech Holding chooses to follow additional British Virgin Islands’ practices in the future, or continues to rely on current exemptions, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Raytech Holding’s Ordinary Shares and This Offering – As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding is relying on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares.” on page 55 of this prospectus.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by Raytech Holding’s management, or members of its board of directors, than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Shares—Differences in Corporate Law.” beginning on page 108 of this prospectus.

As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding is, relying on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares.

Raytech Holding is exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. Raytech Holding is required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to Raytech Holding are considerably different than the standards applied to domestic U.S. issuers. For instance, Raytech Holding is not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

Raytech Holding is relying on some or all of these exemptions and may continue to do so. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

If Raytech Holding cannot continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market applicable to it, our securities may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them.

The Ordinary Shares commenced trading on The Nasdaq Capital Market under the symbol “RAY” on May 15, 2024. However, we cannot assure you that Raytech Holding’s securities will continue to be listed on the Nasdaq Capital Market.

In order to maintain Raytech Holding’s listing on the Nasdaq Capital Market, Raytech Holding is required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum share price and certain corporate governance requirements. Although Raytech Holding has initially met the listing requirements and other applicable rules of the Nasdaq Capital Market, it may not be able to continue to satisfy these requirements and applicable rules. If Raytech Holding is unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, its securities could be subject to delisting.

If the Nasdaq Capital Market delists Raytech Holding’s securities from trading, Raytech Holding could face significant consequences, including:

●	a limited availability for market quotations for Raytech Holding’s securities;

●	reduced liquidity with respect to Raytech Holding’s securities;

●	a determination that Raytech Holding’s Ordinary Shares are a “penny stock,” which will require brokers trading in Raytech Holding’s Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Raytech Holding’s Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that Raytech Holding files with the SEC and provide to its shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although Raytech Holding’s Ordinary Shares offered by this prospectus are denominated in United States dollars, Raytech Holding will need to convert the net proceeds it receives into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds Raytech Holding will have available for our business.

Raytech Holding has broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Raytech Holding’s management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine Raytech Holding’s use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by Raytech Holding’s management to apply these funds effectively could harm our business.

There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on Raytech Holding’s current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), Raytech Holding does not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether Raytech Holding is or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of Raytech Holding’s income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with Raytech Holding’s conclusion or that the IRS would not successfully challenge Raytech Holding’s position. Fluctuations in the market price of Raytech Holding’s Ordinary Shares may cause Raytech Holding to become a PFIC for the current or subsequent taxable years because the value of Raytech Holding’s total assets for purposes of the asset test generally will be determined by reference to the market price of Raytech Holding’s Ordinary Shares. The composition of Raytech Holding’s income and assets may also be affected by how, and how quickly, it uses its liquid assets and the cash raised in this offering. If Raytech Holding were to be or become a PFIC for any taxable year during which a U.S. Holder holds Raytech Holding’s Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements and increased U.S. federal income tax liability. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. For a more detailed discussion of the application of the PFIC rules to Raytech Holding and the consequences to U.S. taxpayers if Raytech Holding were or are determined to be a PFIC, see “Taxation— Passive Foreign Investment Company.” beginning on page 118 of this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our customer base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to retain effective intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	impact of COVID-19 pandemic on our business, results of operations, financial condition and cash flows;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” Beginning on page 26 of this prospectus. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. personal care electrical device industries in Hong Kong and greater Asia, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of Raytech Holding’s Ordinary Shares. In addition, the new and rapidly changing nature of the personal care electrical appliance industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

Raytech Holding is incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange controls or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Raytech Holding’s amended and restated memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, Raytech Holding’s officers, directors and shareholders, be arbitrated.

All of Raytech Holding’s assets are located in Hong Kong. In addition, all of Raytech Holding’s directors and officers are nationals or residents of Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon Raytech Holding or these persons, or to enforce against Raytech Holding or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Raytech Holding has appointed Puglisi & Associates as its agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels, Raytech Holding’s British Virgin Islands counsel, and CLKW Lawyers LLP, Raytech Holding’s Hong Kong counsel, have advised Raytech Holding that there is uncertainty as to whether the courts of the BVI or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against Raytech Holding or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands or Hong Kong against Raytech Holding or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

Raytech Holding’s has been advised by Harney Westwood & Riegels that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. Raytech Holding has also been advised by Harney Westwood & Riegels that the courts of the BVI would treat a final and conclusive monetary judgment for a definitive sum obtained against us in the U.S. federal or state courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that (a) such U.S. federal or state courts had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process, (b) the judgment given by such U.S. federal or state courts was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations, (c) in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of such U.S. federal or state courts, (d) recognition or enforcement in the BVI would not be contrary to public policy, and (e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

CLKW Lawyers LLP, Raytech Holding’s Hong Kong counsel, has further advised Raytech Holding that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of the United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[●], assuming the sale of [●]Ordinary Shares we are offering, after deducting the Underwriters’ discounts, the non-accountable expense allowance, and estimated offering expenses payable by us.

Raytech Holding plans to use the net proceeds we receive from this offering for the following purposes:

Use of Proceeds	Percentage of the net proceeds
Potential Acquisitions and Investments	30%
Trading Business Expansion Plans	30%
Marketing, Sales and Product Development	20%
General Working Capital	20%

As of this prospectus date, we have no specific acquisition or investment targets, agreements, or commitments. We intend to seek complementary businesses, technologies, or assets that expand our market reach or offer other strategic benefits, primarily focusing on targets within the personal care industry.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds Raytech Holding receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Subject to the BVI Act and Raytech Holding’s amended and restated memorandum and articles of association, Raytech Holding’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of Raytech Holding’s assets will exceed its liabilities and Raytech Holding will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Since its IPO, Raytech Holdings has not declared any dividends. If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, Raytech Holding will be dependent on receipt of funds from its Hong Kong subsidiary Pure Beauty. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding.

Raytech Holding currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and does not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to Raytech Holding’s dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering Raytech Holding’s financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, Raytech Holding will be dependent on receipt of funds from its Hong Kong subsidiary, Pure Beauty.

Cash dividends, if any, on Raytech Holding’s Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding. See “Taxation - Hong Kong Profits Taxation.” on page 120 of this prospectus.

CAPITALIZATION

The following table sets forth Raytech Holding’s capitalization as of September 30, 2024:

●	on an actual basis;

●	on an actual basis, in US dollars; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering, after deducting underwriters discounts, the non-accountable expense allowance, and estimated offering expenses payable by Raytech Holding.

The pro forma information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this capitalization table in conjunction with “Use of Proceeds” in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	(unaudited) As of September 30, 2024
	Actual	Actual	Adjusted(1)
	HKD	US$	US$
Shareholders’ equity:
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, 16,000,000 shares and 17,613,083 shares issued and outstanding as of March 31, 2024 and September 30, 2024, respectively, as adjusted assuming the over-allotment option is not exercised (2)	862	110	[●]
Additional paid-in capital	37,717,487	4,854,683	[●]
Retained earnings	35,627,336	4,585,656	[●]
Total shareholders’ equity	73,345,685	9,440,449	[●]

(1)	The as-adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity, and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

(2)	The number of ordinary shares to be outstanding after the offering is based on 17,613,083, which is the number of shares outstanding on September 30, 2024, assumes no exercise by the underwriters of their option to purchase up to an additional [●] Ordinary Shares to cover over-allotments.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be diluted immediately to the extent of the difference between the offering price per Ordinary Share you pay and the pro forma as adjusted net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to Raytech Holding’s existing shareholders for our presently issued and outstanding Ordinary Shares.

Raytech Holding’s net tangible book value as of September 30, 2024 was approximately $[●], or $[●] per Ordinary Share. Net tangible book value per Ordinary Share represents the amount of Raytech Holding’s total consolidated tangible assets, less the amount of our total consolidated liabilities, divided by the total number of Raytech Holding’s Ordinary Shares outstanding as of September 30, 2024.

After giving further effect to Raytech Holding’s sale of [●] Ordinary Shares in this offering at a price $[●], and after deducting estimated offering expenses payable by Raytech Holding, Raytech Holding’s pro forma as adjusted net tangible book value as of September 30, 2024 is $[●], or $[●] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[●] to our existing shareholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of $[●] to new investors purchasing Ordinary Shares in this offering.

If the underwriters exercise their over-allotment option in full to purchase an additional [●] Ordinary Shares from Raytech Holding, based on the offering price of $[●] per Ordinary Share, and after deducting estimated offering expenses payable by Raytech Holding, Raytech Holding’s pro forma as adjusted net tangible book value as of September 30, 2024 is $[●], or $[●] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[●] to our existing shareholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of $[●] to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis assuming the underwriters do not exercise their over-allotment option.

Per Share Post-Offering (1)
Assumed public offering price per ordinary share	$	[●	]
Net tangible book value per Ordinary Share as of September 30, 2024	$	[●	]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[●	]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering (assuming no over-allotment exercise)	$	[●	]
Dilution per Ordinary Share to new investors in this offering	$	[●	]

(1)	Assumes net proceeds of $[●] from this offering of [●] Ordinary Shares, calculated as follows: $[●] gross offering proceeds, less underwriter discounts of $[●], the non-accountable expense allowance of $[●], accountable out-of-pocket expenses of $[●], and other offering expenses of approximately $[●].

To the extent that we issue additional Ordinary Shares in the future (beyond the shares subject to the over-allotment option), there will be further dilution to new investors participating in this offering.

The following table summarizes, on an as adjusted basis as of September 30, 2024, the differences between existing shareholders and the new investors, the total consideration paid and the average price per Ordinary Share before deducting the estimated fees to the underwriters and the estimated offering expenses payable by Raytech Holding.

The table below assumes no exercise of the underwriters’ over-allotment option:

	Ordinary Shares purchased			Total consideration			Average price per ordinary
	Number	Percent		Amount	Percent		share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The table below assumes full exercise of the underwriters’ over-allotment option:

	Ordinary Shares purchased			Total consideration			Average price per ordinary
	Number	Percent		Amount	Percent		share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Pure Beauty was incorporated under the laws of Hong Kong with limited liability on April 15, 2013 and Raytech Holding’s Chairman and CEO, Mr. Ching is the founder. In order to prepare for its initial public offering, a series of restructure actions were taken. In June 2022, Raytech Holding was incorporated under the laws of the British Virgin Islands with the sole purpose being a holding company of Pure Beauty. Upon incorporation, Raytech Holding issued 100 founder shares of ordinary shares, par value $1.00 per share, to Mr. Ching (90 shares) and other minority shareholders (collectively 10 shares) at $1.00 per share. In August 2022, Mr. Ching, as the sole member of Pure Beauty, transferred all outstanding 10,000 shares of Pure Beauty held by him to Raytech Holding, in conjunction with which, Pure Beauty issued additional 790,000 shares to Raytech Holding; resulting in Raytech Holding being the parent company of Pure Beauty, holding a total of 800,000 shares in Pure Beauty. In September 2022, Mr. Ching subsequently transferred 5 shares of Raytech Holding to APTC Holdings Limited, a British Virgin Islands company, and 5 shares of Raytech Holding to Mr. Ling Chun Yin, a director of Raytech Holding and the Assistant to CEO of Pure Beauty at $1.00 per share.

On May 10, 2023, we filed our amended and restated memorandum and articles of association with the Registrar of Corporate Affairs in the British Virgin Islands to increase our authorized shares from 50,000 Ordinary Shares, par value of $1.00 per share, to 8,000,000,000 Ordinary Shares, par value of $0.00000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 160,000-for-1.

In August 2023, Market Tycoon Investments Limited transferred 480,000 Ordinary Shares to Mr. Wong Tai Chi at $0.00000625 per share, and APTC Holdings Limited transferred 800,000 Ordinary Shares to Ms. Look Wai Yi at $0.00000625 per share. In October 2023, Value Classic Global Limited transferred 640,000 Ordinary Shares to Crystal Charm Investments Limited, a British Virgin Islands company, at $0.00000625 per share, Mr. Wong Tai Chi transferred 480,000 Ordinary Shares to Value Crystal Investment Limited, a British Virgin Islands company, at $0.00000625 per share, and Ms. Look Wai Yi transferred 800,000 Ordinary Shares to Ace Challenger Limited, a British Virgin Islands company, at $0.00000625 per share.

On May 17, 2024, we consummated the sale of 1,500,000 Ordinary Shares (the “IPO Shares”) in our initial public offering. The Company completed the IPO on a firm commitment basis pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-275197), filed with the Securities and Exchange Commission, which was declared effective by the Securities and Exchange Commission on May 13, 2024. The IPO Shares were priced at $4.00 per share. The Company also granted the underwriter a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on The Nasdaq Capital Market on May 13, 2024 and commenced trading under the symbol “RAY” on May 15, 2024.

On July 5, 2024, upon the underwriter’s partial exercise of the Over-Allotment Option, the Company sold an additional 113,083 Ordinary Shares at $4.00 per share. As a result, the Company has raised gross proceeds of $6,452,332 in the IPO, including the partial exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

On May 6, 2025, the Company established a new, directly wholly-owned subsidiary, Raytech Innovation Limited, incorporated in Hong Kong. As of the date of this prospectus, Raytech Innovation Limited has not commenced operations and has no assets.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Raytech Holding’s consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Raytech Holding’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiary in Hong Kong, Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our customers are brand owners of personal care electrical appliances who market and sell their personal care electrical appliances products to end consumers. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into six major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmer; (iii) eyelash curler; (iv) nail care series; (v) tooling; and (vi) other personal care appliance series, including body and facial brush, reset brush, callus remover, sonic peeling, handy fan and others. In particular, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Our customers are brand owners of personal care electrical appliances including, Koizumi Corporation Inc, one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023. We maintain long term business relationship with our customers. Leveraging our substantial experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and explore our market share in the U.S., Europe and other Asia markets in the near future.

Since our inception, our business has continued to generate revenues and positive profits. Our revenue increased significantly from HKD33,017,199 for the six months ended September 30, 2023 to HKD43,248,906 (US$5,566,641) for the six months ended September 30, 2024, representing an increase of 31.0%. Our net income decreased from HKD6,418,069 for the six months ended September 30, 2023 to HKD4,652,035 (US$598,771) for the six months ended September 30, 2024, representing a decrease of 27.5%, mainly due to an increase in IPO relating professional expenses.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Competition from other sellers in the market

The personal care electric appliances sourcing market is relatively fragmented and competitive. We primarily compete with other sourcing offices in the industry and indirectly compete with manufacturers based in South Asia. We compete based on our product quality, research and development capabilities, established customer relationships and our experienced management team. Our current and future competitors may have longer operating histories, larger and more established customer bases, better manufacturer relationships, better supply chain capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their experience and resources to compete with us in a variety of ways, including investing more heavily in sales and marketing, adopting more aggressive pricing strategies, and making acquisitions for the expansion of their products. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competition may have a material adverse impact on our business, financial condition, and results of operation.

Our ability to retain existing customers and attract new customers

Our success depends on our ability to maintain good relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer needs in terms of product quality or service level, our business transactions with our customers may decline, and our operating results and financial conditions would be adversely impacted in a material manner.

In addition, our future success depends in part on our ability to attract new customers and continue to expand our customer base. In order to attract new customers, we must increase our investment in sales and marketing function across markets and recruit the right talent to drive the expansion efforts. Such investment and recruitment activities may not necessarily yield an increase in revenue, and even if they do, the expenses we will incur may more than offset any increase in revenue, which would harm our business, financial condition, and growth prospects.

Our ability to manage costs of raw materials or transportation

Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance. We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

A downturn in general economic conditions

The majority of our revenue was derived from sales to the Japanese consumer market, with future expansion strategies into the U.S., Europe and Asia market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of discretionary items such as personal care electric appliances. Factors that could affect consumers’ willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flow.

Economic, political and social conditions in mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in mainland China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Results of Operations

For the Six Months ended September 30, 2024, compared to Six Months Ended September 30, 2023

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	(Unaudited) For the six months ended September 30,
	2023		2024
	HKD	% of revenue	HKD	US$	% of revenue
Revenue
Sales of products	26,011,185	78.8%	42,101,829	5,418,999	97.3%
Sales of tooling	7,006,014	21.2%	1,147,077	147,642	2.7%
	33,017,199	100.0%	43,248,906	5,566,641	100.0%

Operating Expenses
Merchandise costs	(24,305,564)	(73.6)%	(34,100,724)	(4,389,163)	(78.8)%
Selling, general and administrative expenses	(1,751,531)	(5.3)%	(5,229,459)	(673,093)	(12.1)%
Total operating expenses	(26,057,095)	(78.9)%	(39,330,183)	(5,062,256)	(90.9)%

Income from operations	6,960,104	21.1%	3,918,723	504,385	9.1%

Other income (expenses)
Interest income	615,405	1.9%	1,431,474	184,248	3.3%
Interest expenses	(1,657)	*	-	-	*
Loss from foreign currency exchange	(16,334)	*	(407,242)	(52,417)	(0.9)%
Total other income, net	597,414	1.8%	1,024,232	131,831	2.4%

Income before income taxes	7,557,518	22.9%	4,942,955	636,216	11.4%
Income tax expense	(1,139,449)	(3.5)%	(290,920)	(37,445)	(0.7)%
Net income	6,418,069	19.4%	4,652,035	598,771	10.8%

*	Less than 0.1%

Revenue

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Sales of products
Hair styling series	20,112,210	19,096,339	2,457,923
Trimmer series	4,507,626	20,856,897	2,684,527
Eyelash curler	165,148	210,330	27,072
Nail care series	525,825	898,966	115,707
Other personal care appliances	700,376	1,039,297	133,770
	26,011,185	42,101,829	5,418,999

Sales of tooling	7,006,014	1,147,077	147,642

Total	33,017,199	43,248,906	5,566,641

For the six months ended September 30, 2023, and 2024, we generated our revenue primarily through sales of personal care products.

Our revenue increased by 31.0% to HKD43,248,906 (US$5,566,641) for the six months ended September 30, 2024 from HKD33,017,199 for the six months ended September 30, 2023. The increase was principally driven by an increase in sales in our trimmer series within our personal care products, which are mostly driven by engaging new customer.

For the six months ended September 30, 2023, and 2024, we generated significant sales to our two key customers. These customers are a Japanese corporation and a multi-national corporation, respectively, both with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows segregated merchandise costs by major cost items for the six months ended September 30, 2023 and 2024, respectively:

	(Unaudited) For the six months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Purchases	18,468,714	32,178,642	4,141,769
Tooling costs	4,907,700	705,890	90,856
Commissions	869,796	1,149,916	148,008
Freight, transport, and testing and inspection	59,354	66,276	8,530
Total	24,305,564	34,100,724	4,389,163

Our merchandise costs increased by 40.3% to HKD34,100,724 (US$4,389,163) for the six months ended September 30, 2024 from HKD24,305,564 for the six months ended September 30, 2023. The increase was in line with our increase in sales of products.

Selling, general and administrative expenses

For the six months ended September 30, 2023 and 2024, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees and auditor’s remuneration. The following table sets forth a breakdown of our selling, general and administrative expenses for the six months ended September 30, 2023 and 2024:

	(Unaudited) For the six months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Staff costs	135,684	1,659,978	213,659
Rental expenses	150,000	150,000	19,307
Transport and travelling	206,606	421,656	54,272
Selling and marketing	46,167	12,206	1,571
Depreciation	54,214	-	-
Legal and professional fees	5,305	1,187,649	152,864
Auditor’s remuneration	1,084,767	1,724,497	221,963
Others	68,788	73,473	9,457
Total	1,751,531	5,229,459	673,093

Staff costs

Our staff costs increased by 1,123.4% to HKD1,659,978 (US$213,659) for the six months ended September 30, 2024 from HKD135,684 for the six months ended September 30, 2023 mainly due to an increase in salaries and the addition of compensation fees for audit committee members.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses were HKD150,000 and HKD150,000 (US$19,307) for the six months ended September 30, 2023 and 2024, respectively.

Transport and travelling

For the six months ended September 30, 2023, and 2024, our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. Our transport and travelling expenses increased by 104.1%, primarily due to an increase in business travel for professional parties relating to the IPO.

Selling and marketing

For the six months ended September 30, 2023 and 2024, our selling and marketing expenses decreased by 73.6% from HKD46,167 for the six months ended September 30, 2023 to HKD12,206 (US$1,571) for the six months ended September 30, 2024. The decrease was principally driven by lower marketing expenses.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment decreased from HKD54,214 for the six months ended September 30, 2023 to nil for the six months ended September 30, 2024 due to our property and equipment having fully depreciated.

Legal and professional fees

Our legal and professional fees increased by 22287.4% to HKD1,187,649 (US$152,864) for the six months ended September 30, 2024 from HKD5,305 for the six months ended September 30, 2023, primarily due to an increase in IPO-related expenses, such as service fees for legal counsel and investor relations service provider.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery and other miscellaneous expenses. Our other general and administrative expenses increased to HKD73,473 (US$9,457) for the six months ended September 30, 2024 from HKD68,788 for the six months ended September 30, 2023 due primarily to an increase in bank charges.

Income from operations and margin

Our overall income from operations decreased by 43.7% to HKD3,918,723 (US$504,385) for the six months ended September 30, 2024 from HKD6,960,104 for the six months ended September 30, 2023, primarily due to the increase in IPO-related expenses. Our overall gross profit margin decreased by 5.2% to 21.2% for the six months ended September 30, 2024 from 26.4% for the six months ended September 30, 2023, primarily due to the lower margin profiles for a new customer and fewer sales of tooling.

Provision for income tax expense

Our income tax expenses amounted to HKD290,920 (US$37,445) for the six months ended September 30, 2024 and amounted to HKD1,139,449 for the six months ended September 30, 2023. We are subject only to the Hong Kong corporate tax regime. Starting with the fiscal year commencing on April 1, 2018, the two-tiered profits tax regime in Hong Kong took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 profit generated by the Company in a fiscal year and 16.5% for any assessable portion of our profits exceeding HKD2,000,000 in a fiscal year.

Net income

Our net income decreased by 27.5% to HKD4,652,035 (US$598,771) for the six months ended September 30, 2024 as compared to HKD6,418,069 for the six months ended September 30, 2023. The decrease in net income was predominantly due to an increase in selling, general and administrative expenses.

For the year ended March 31, 2023 compared to year ended March 31, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the years ended March 31,
	2023		2024
	HKD	% of revenue	HKD	US$	% of revenue
Revenue	45,518,239	100.0%	66,972,301	8,557,776	100.0%
Operating Expenses
Merchandise costs	(34,046,287)	(74.8)%	(52,067,436)	(6,653,220)	(77.7)%
Selling, general and administrative expenses	(4,277,677)	(9.4)%	(3,545,369)	(453,030)	(5.3)%

Total operating expenses	(38,323,964)	(84.2)%	(55,612,805)	(7,106,250)	(83.0)%

Income from operations	7,194,275	15.8%	11,359,496	1,451,526	17.0%

Interest income	143,352	0.3%	1,416,354	180,983	2.1%
Interest expense	(7,151)	*	(2,028)	(259)	*
Gain (loss) from foreign currency exchange	143,450	0.3%	(20,846)	(2,664)	*
Other income, net	-	*	818	105	*

Total other income, net	279,651	0.6%	1,394,298	178,165	2.1%

Income before income taxes	7,473,926	16.4%	12,753,794	1,629,691	19.0%

Income tax expense	(1,181,056)	(2.6)%	(2,817,000)	(359,959)	(4.2)%
Net income	6,292,870	13.8%	9,936,794	1,269,732	14.8%

*	Less than 0.1%

Revenue

	For the years ended March 31,
	2023	2024	2024
	HKD	HKD	US$
Sales of products
Hair styling series	28,202,591	31,833,932	4,067,766
Trimmer series	8,573,741	22,684,148	2,898,599
Eyelash curler	1,407,342	804,863	102,846
Neck care series	-	-	-
Nail care series	1,217,577	1,413,106	180,568
Other personal care appliances	2,981,513	3,230,238	412,763
	42,382,764	59,966,287	7,662,542

Sales of tooling	3,135,475	7,006,014	895,234

Total	45,518,239	66,972,301	8,557,776

For the years ended March 31, 2023 and 2024, we generated our revenue primarily through sales of personal care products.

Our revenue increased by 47.1% to HKD66,972,301 (US$8,557,776) for the year ended March 31, 2024 from HKD45,518,239 for the year ended March 31, 2023. The increase was principally driven by a significant increase in sales in our hair styling series and new tooling revenue generated from manufacturing multiple tools, molds and assembly equipment as part of tooling program for our customers, which are mostly driven by engaging new customers.

For the years ended March 31, 2023 and 2024, we generated significant sales to our key customer. This key customer is a Japanese corporate with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the years ended March 31, 2023 and 2024, respectively:

	For the years ended March 31,
	2023	2024	2024
	HKD	HKD	US$
Purchases	29,657,771	44,859,554	5,732,191
Tooling cost	2,196,780	4,907,700	627,110
Commissions	2,051,518	2,123,786	271,379
Freight, transport, and testing and inspection	140,218	176,396	22,540
Total	34,046,287	52,067,436	6,653,220

Our merchandise costs increased by 52.9% to HKD52,067,436 (US$6,653,220) for the year ended March 31, 2024 from HKD34,046,287 for the year ended March 31, 2023. The increase was in line with the increase in our revenue.

Selling, general and administrative expenses

For the years ended March 31, 2023 and 2024, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees, auditor’s fees and consulting fees. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2023 and 2024:

	For the years ended March 31,
	2023	2024	2024
	HKD	HKD	US$
Staff costs	724,693	717,506	91,684
Rental expenses	300,000	300,000	38,334
Transport and travelling	183,875	428,962	54,813
Selling and marketing	124,641	123,820	15,822
Depreciation	116,496	90,345	11,544
Legal and professional fees	31,322	72,003	9,201
Auditor’s remuneration	2,670,548	1,665,093	212,767
Others	126,102	147,640	18,865
Total	4,277,677	3,545,369	453,030

Staff costs

Our staff costs decreased by 1.0% to HKD717,506 (US$91,684) for the year ended March 31, 2024 from HKD724,693 for the year ended March 31, 2023 mainly due to that there was a resignation during the year.

Rental expenses

Our rental expenses mainly represented rental expenses for our Hong Kong office. Our rental and office expenses remain unchanged at HKD300,000 (US$38,334) for the years ended March 31, 2023 and 2024.

Transport and travelling

For the years ended March 31, 2023 and 2024, our transport and travelling expenses increased by 133.3%, primarily due to an increase in business travel.

Selling and marketing

For the years ended March 31, 2023 and 2024, our selling and marketing expenses decreased by 0.7% from HKD124,641 for the years ended March 31, 2023 to HKD123,820 (US$15,822) for the year ended March 31, 2024. The decrease was principally driven by lower marketing expenses.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment decreased from HKD116,496 for the year ended March 31, 2023 to HKD90,345 (US$11,544) for the year ended March 31, 2024 due to the lower depreciation of our property and equipment for the current period.

Legal and professional fees

Our legal and professional fees increased by 129.9% to HKD72,003 (US$9,201) for the year ended March 31, 2024 from HKD31,322 for the year ended March 31, 2023, primarily due to incurring expenses in connection with the business restructuring for the preparation of public listing.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery and other miscellaneous expenses. Our other general and administrative expenses increased to HKD147,640 (US$18,865) for the year ended March 31, 2024 from HKD126,102 for the year ended March 31, 2023 due primarily to an increase in printing and stationery expenses, insurance, utilities and bank charges caused by inflation.

Income from operations

Our overall income from operations increased by 57.9% to HKD11,359,496 (US$1,451,526) for the year ended March 31, 2024 from HKD7,194,275 for the year ended March 31, 2023. The increase was principally driven by a significant increase in sales in our hair styling series and new tooling revenue generated from manufacturing multiple tools, molds and assembly equipment as part of tooling program for our customers as well as engaged new customers.

Provision for income tax expense

We are subject only to Hong Kong corporate tax regime. Hong Kong’s corporate tax rate is 16.5% for taxable income earned in Hong Kong. Our income tax expenses amounted to HKD2,817,000 (US$359,959) for the year ended March 31, 2024 and amounted to HKD1,181,056 for the year ended March 31, 2023.

Net income

Our net income increased by 57.9% to HKD9,936,794 (US$1,269,732) for the year ended March 31, 2024 as compared to HKD6,292,870 for the year ended March 31, 2023. The increase in net income was predominantly due to an increase in revenue and interest income and a decrease in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,	(Unaudited) As of September 30,
	2024	2024	2024
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	35,885,666	81,047,102	10,431,712
Accounts receivable, net	14,557,523	13,476,241	1,734,550
Merchandise inventories, net	1,855,686	1,135,068	146,096
Amount due from a director	145,166	-	-
Taxes receivables	395,005	104,085	13,397
Prepayments	5,000	5,000	644
TOTAL CURRENT ASSETS	52,844,046	95,767,496	12,326,399

CURRENT LIABILITIES
Accounts payable	732,340	1,098,929	141,445
Accounts payable - related party	24,278,340	20,418,181	2,628,059
Accruals	1,018,618	920,901	118,531
Contract liabilities	1,008,415	-	-
TOTAL CURRENT LIABILITIES	27,037,713	22,438,011	2,888,035

NET CURRENT ASSETS	25,806,333	73,329,485	9,438,364

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable decreased by 7.4% to HKD13,476,241 (US$1,734,550) as of September 30, 2024 from HKD14,557,523 as of March 31, 2024, which was primarily driven by a decrease in the number of orders near September.

During the period from April 1, 2024 to September 30, 2024, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

Merchandise inventories, net

Our inventories represented products that we sourced and sell to our customers. Our inventories increased to HKD1,135,068 (US$146,096) as of September 30, 2024 from HKD1,855,686 as of March 31, 2024. We record goods in transit based on freight on board destination.

Taxes receivables

Our taxes receivables were HKD104,085 (US$13,397) as of September 30, 2024, compared to our taxes receivables of HKD395,005 as of March 31, 2024.

Amount due from a director

The amounts are due from a shareholder, Mr. Ching Tim Hoi. The amounts due from a shareholder decreased to nil as of September 30, 2024 from HKD145,166 as of March 31, 2024 due to the shareholder having fully repaid the amount.

The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand.

Prepayments

Our prepayments remained HKD5,000 (US$644) as of September 30, 2024 from HKD5,000 as of March 31, 2024.

Accounts payable and account payable – related party

Our total accounts payable are mainly related to the purchase of apparel products from our collaborating manufacturers and a related party. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable decreased by 14.0% to HKD21,517,110 (US$2,769,504) as of September 30, 2024 from HKD25,010,680 as of March 31, 2024 due to fasten payment to related party during the six months ended September 30, 2024 for cost of tooling.

Accruals

Our accruals decreased to HKD920,901 (US$118,531) as of September 30, 2024 from HKD1,018,618 as of March 31, 2024, principally due to a decrease in provision for commissions.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. As of March 31, 2024 and September 30, 2024, the contract liabilities of the Company were HKD1,008,415 and nil.

Cash Flows

Our use of cash is primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	(Unaudited) Six months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash at the beginning of the period	21,362,580	35,885,666	4,618,906
Net cash generated from operating activities	16,412,961	2,621,059	337,361
Net cash generated from investing activities	210,702	145,166	18,684
Net cash (used in) generated from financing activities	(257,702)	42,772,241	5,505,289
Effect of foreign exchange on cash	35,039	(377,030)	(48,528)
Cash at the end of the period	37,763,580	81,047,102	10,431,712

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the six months ended September 30, 2023, net cash generated from operating activities of HKD16,412,961 was primarily resulted from our net income of HKD6,418,069, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD2,928, amortization of right-of-use asset of HKD51,286 and loss from unrealized foreign currency translation of HKD17,918. Changes in operating assets and liabilities mainly included: (i) a decrease in prepayments of HKD54,000; (ii) an increase in accounts payable to a related party of HKD12,178,316; and (iii) an increase in taxes payables of HKD1,139,449; and partially offset by (i) an increase in accounts receivable of HKD654,485; (ii) an increase in merchandise inventories of HKD681,683; (iii) a decrease in accounts payable of HKD150,807; (iv) a decrease in accruals of HKD203,832; (v) a decrease in contract liabilities of HKD1,705,854; and (vi) a decrease in operating lease obligation of HKD52,344.

For the six months ended September 30, 2024, net cash generated from operating activities of HKD2,621,059 (US$337,361) was primarily resulted from our net income of HKD4,652,035 (US$598,771), as adjusted for non-cash items and change in operating activities. Adjustments for loss from unrealized foreign currency translation accounted for HKD406,530 (US$52,325). Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable of HKD978,597 (US$125,957); (ii) a decrease in merchandise inventories of HKD720,618 (US$92,752); (iii) an increase in accounts payable of HKD372,876 (US$47,994) and (iv) a decrease in taxes receivables of HKD290,920 (US$37,445); and partially offset by (i) a decrease in accounts payable to a related party of HKD3,694,385 (US$475,511), (ii) a decrease in contract liabilities of HKD1,008,415 (US$129,795) and(ii) decrease in accruals of HKD97,717 (US$12,577).

Cash generated from investing activities

For the six months ended September 30, 2023, net cash generated from investing activities was HKD210,702, which is driven by a repayment of shareholder.

For the six months ended September 30, 2024, net cash generated from investing activities was HKD145,166 (US$18,684), which is driven by a repayment of shareholder.

Net cash (used in) generated from financing activities

For the six months ended September 30, 2023, net cash used in financing activities was HKD257,702, which was primarily related to the deferred IPO costs.

For the six months ended September 30, 2024, net cash generated from financing activities was HKD42,772,241 (US$5,505,289), which was primarily related to the proceed from Initial Public Offering of shares.

Capital Expenditures

We did not incur any capital expenditures for the six months ended September 30, 2023 and 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	21,362,580	35,885,666	4,585,500
Accounts receivable, net	6,787,330	14,557,523	1,860,172
Amount due from a director	992,026	145,166	18,550
Merchandise inventories	-	1,855,686	237,121
Taxes receivables	514,007	395,005	50,474
Prepayments	95,000	5,000	639
Total current assets	29,750,943	52,844,046	6,752,456

CURRENT LIABILITIES
Accounts payable	735,528	732,340	93,579
Accounts payable - related party	8,768,420	24,278,340	3,102,306
Contract liabilities	1,705,854	1,008,415	128,856
Accruals	616,078	1,018,618	130,160
Operating lease obligation, current portion	87,972	-	-
Total current liabilities	11,913,852	27,037,713	3,454,901
Net current assets	17,837,091	25,806,333	3,297,555

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable increased by 114.5% to HKD14,557,523 (US$1,860,172) as of March 31, 2024 from HKD6,787,330 as of March 31, 2023, which was primarily driven by an increase in number of orders as well as engaged new customers.

During the period from April 1, 2020 to March 31, 2024, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and the likelihood of collection is not probable.

Merchandise inventories, net

Our inventories represented products that we sourced and sold to our customers. Our inventories increased to HKD1,855,686 (US$237,121) as of March 31, 2024 from Nil balance as of March 31, 2023. The stock level is Nil as of March 31, 2023 as there were no shipments received from our manufacturers since we turned over our last stocks to our customers. We record goods in transit based on freight on board destination.

Taxes receivables and taxes payables

Our taxes receivables were HKD395,005 (US$50,474) as of March 31, 2024, compared to our taxes payables of HKD514,007 as of March 31, 2023.

Prepayments

Our prepayments were HKD 5,000 (US$639) as of March 31, 2024, primarily attributable to a prepayment for administrative expenses. This represents a decrease of 94.7% compared to the previous period, as all rental prepayments for office expenses were recognized as rental expenses last year. There were no such prepayments for the current year.

Amount due from a director

The amounts are due from our CEO, Chairman, director and controlling shareholder, Mr. Ching Tim Hoi. The amounts due from Mr. Ching decreased by 85.4% to HKD145,166 (US$18,550) as of March 31, 2024 from HKD992,026 as of March 31, 2023 due to repayment from Mr. Ching.

The receivable represented payments made on behalf of Mr. Ching by Pure Beauty. The loan agreement provides that borrowings are interest-free and are payable on demand. The amount has been fully settled on June 28, 2024.

Accounts payable and account payable - related party

Our total accounts payable are mainly related to the purchase of apparel products from our collaborating manufacturers and a related party. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable increased by 163.2% to HKD25,010,680 (US$3,195,885) as of March 31, 2024 from HKD9,503,948 as of March 31, 2023 principally due to slower payment to related parties during the year ended March 31, 2024 compared with corresponding period in 2023.

Accruals

Our accruals increased to HKD1,018,618 (US$130,160) as of March 31, 2024 from HKD616,078 as of March 31, 2023, principally due to an increase in provision for commissions which is in line with the increase in sales.

Cash Flows

Our use of cash is primarily related to operating activities and deferred initial public offering costs. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2023	2024	2024
	HKD	HKD	US$
Cash and cash equivalents at the beginning of the period	12,290,472	21,362,580	2,729,728
Net cash generated from operating activities	10,961,832	15,748,279	2,012,329
Net cash generated from investing activities	1,444,872	846,860	108,212
Net cash used in financing activities	(3,176,871)	(2,075,897)	(265,260)
Effect of foreign exchange on cash, cash equivalents and restricted cash	(157,725)	3,844	491
Cash and cash equivalent at the end of the period	21,362,580	35,885,666	4,585,500

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the year ended March 31, 2023, net cash generated from operating activities of HKD10,961,832 primarily resulted from our net income of HKD6,292,870, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment and amortization of right-of-use assets of HKD116,497 and unrealized FX loss of HKD178,454. Changes in operating assets and liabilities mainly included: (i) a net increase in total accounts payable of HKD 4,563,636 due to larger stock purchases; and (ii) an increase in accrued liabilities and other payables of HKD2,271,932 due to increase in deposits for trades; and partially offset by (i) an increase in accounts receivable of HKD907,711 due to increase in sales; (ii) an increase in deposits and prepayments of HKD10,200 related to office lease; (iii) a decrease in operating lease obligation of HKD100,849 due to principal repayment; and (iv) a decrease in taxes payable of HKD1,442,797.

For the year ended March 31, 2024, net cash generated from operating activities of HKD15,748,279 (US$2,012,329) primarily resulted from our net income of HKD9,936,794 (US$1,269,732), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment and amortization of right-of-use assets of HKD90,345 (US$11,544) and an unrealized foreign exchange gain of HKD61,043 (US$7,799). Changes in operating assets and liabilities mainly included: (i) a net increase in total accounts payable of HKD 15,548,943 (US$1,986,857) due to larger stock purchases; and (ii) an increase in accrued liabilities and other payables of HKD402,540 (US$51,437) due to increase in deposits for trades; and partially offset by (i) an increase in accounts receivable of HKD7,755,205 (US$990,967) due to increase in sales; (ii) an increase in merchandise inventories of HKD1,855,686 (US$237,121); (iii) a decrease in operating lease obligation of HKD87,972 (US$11,241) due to principal repayments; and (iv) a decrease in taxes payable of HKD119,002 (US$15,206).

Cash generated in investing activities

For the year ended March 31, 2023, net cash generated in investing activities was HKD1,444,872 which is driven by a repayment of director.

For the year ended March 31, 2024, net cash generated in investing activities was HKD846,860 (US$108,212), which is driven by a repayment of a director loan.

Net cash used in financing activities

For the year ended March 31, 2023, net cash used in financing activities was HKD3,176,871, which was primarily related to the deferred IPO costs.

For the year ended March 31, 2024, net cash used in financing activities was HKD2,075,897 (US$265,260), which was primarily related to the deferred IPO costs.

Capital Expenditures

We did not incur any capital expenditures for the years ended March 31, 2023 and 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of September 30, 2024, the cash balance of HKD81,047,102 (approximately US$10,431,712) was maintained at financial institutions in Hong Kong across 3 major reputable banks.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable are short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of March 31, 2024, two customers, who are distributors representing and selling brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia accounted for 72.1 % and 27.9% of the Company’s total accounts receivable.

As of September 30, 2024, two customers, who are distributors representing and selling brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia accounted for 70.6% and 29.4% of the Company’s total accounts receivable respectively.

For the six months ended September 30, 2023, one major customer, who is a distributor representing and selling brands of well-known manufacturers from Japan and abroad, accounted for 81.1% of the Company’s total revenues, while another customer, who is a global distributor of various consumer products, accounted for 17.1% of the Company’s total revenues.

For the six months ended September 30, 2024, two major customers, who are distributors representing and selling brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia accounted for 57.8% and 33.7% of the Company’s total revenues respectively.

Manufacturers concentration risk

As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party. As of September 30, 2024, one manufacturer accounted for 94.9% of the total balance of accounts payable. The manufacturer is a related party.

For the six months ended September 30, 2023, one manufacturer accounted for 92.7% of our total purchases. The manufacturer is a related party. For the six months ended September 30, 2024, one manufacturer accounted for 91.5% of our total purchases. The manufacturer is a related party.

Interest rate risk

Our exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk, as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

BUSINESS

“The Company”, “we”, or “us” in this Business section refers to Raytech Holding Limited and its subsidiaries, unless the context otherwise indicates.

Business Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiaries in Hong Kong, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our current customers focus on marketing their personal care electrical appliances products mainly in Japan. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Our Products

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into six major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmer; (iii) eyelash curler; (iv) nail care series; (v) tooling and (vi) other personal care appliances such as body and facial brush, reset brush, callus remover, sonic peeling, handy fan and others. In particular, along with product design and development collaboration, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Hair styling series:

Our sales of hair styling series constituted 62% and 48% of our total revenue for the years ended March 31, 2023 and 2024, respectively. Approximately 44% and 37% of our sale of hair styling series for the years ended March 31, 2023 and 2024, respectively, was derived from the sale of hair dryers.

Our sales of hair styling series constituted 61% and 44% of our total revenue for the six months ended September 30, 2023 and 2024, respectively. Approximately 39% and 28% of our sales of hair styling series for six months ended September 30, 2023 and 2024, respectively, was derived from the sale of hair dryers.

Major features of the salon-styled hair dryers that we have designed include:

Negative ion technology	Help eliminate frizzy hair

Scirocco fan	Allows to thoroughly dry hair from the roots

Removable filter	Washable for easy daily cleaning and detachable for preventing dust and hair from blocking the blades

Compact size and lightweight	Handy for travel and home use

Our sales of hair straighteners represented 36% and 43% of our sale of hair styling series for the years ended March 31, 2023 and 2024, respectively, and 61% and 44% of our sale of hair styling series for the six months ended September 30, 2023 and 2024, respectively. We have focused on designing hair straighteners in compact size with quick USB charging for travel and home use.

Trimmer series:

Designed with compact size and equipped with 2-way head and face shaver and nose hair trimmer on each side, washable components, the 2-in-1 face shaver and nose trimmer sets are more popular than the face shaver and nose trimmer as two separate products.

For the years ended March 31, 2023 and 2024, 19% and 34% of our revenue related to the sale of the trimmer series. Approximately 32% and 15% of our trimmer series sold in the years ended March 31, 2023 and 2024, respectively, were 2-in-1 face shaver and nose trimmer sets.

For the six months ended September 30, 2023 and 2024, 14% and 48% of our revenue related to the sale of the trimmer series. Approximately 53% and 16% of our trimmer series sold in the six months ended September 30, 2023 and 2024, respectively, were 2-in-1 face shaver and nose trimmer sets.

Eyelash curler series:

Our eyelash curler is designed with 2-way comb either to increase the eyelash volume or to enhance panoramic appearance. The professionally-designed curved comb brush head fits the curve of upper and lower eyelashes to create natural curls. We generated approximately 3% and 1% of our revenue from this series for the years ended March 31, 2023 and 2024, respectively, and approximately 1% and 0.5% of our revenue from this series for the six months ended September 30, 2023 and 2024, respectively.

Nail care series:

Our nail care series consists of an electrical nail polisher. This series contributed 3% and 2%, respectively, to our total revenue for the years ended March 31, 2023 and 2024, and 2% and 2%, respectively, to our total revenue for the six months ended September 30, 2023 and 2024.

Other personal care appliance series:

Our other personal care appliance series comprises reset brush, callus removers, body and facial brush, sonic peeling, handy fan and others.

We generated approximately 7% and 5% of our total revenue from this series for the years ended March 31, 2023 and 2024, respectively, and approximately 2% and 2% of our total revenue from this series for the six months ended September 30, 2023 and 2024, respectively. The reset brush represented 55% and 65% of the sales of our other personal care appliance series for the years ended March 31, 2023 and 2024, respectively, and 41% and 53% of the sale of our other personal care appliance series for the six months ended September 30, 2023 and 2024, respectively.

Product Sourcing and Wholesaling

We are experienced in design and development in the personal care electrical appliance industry. Our research and development team consists of 2 full-time employees with aggregated experience of at least 16 years of industry experience in electrical appliances engineering and supply chain management. We serve our customers through sourcing or arranging the production process of personal care electrical appliance products to the manufacturers. Besides, leveraging our strong design and development capabilities and our experience in anticipating consumer preference, we are able to provide technical recommendations and solutions to or assist our customers in the design and development of the personal care electrical appliance products that meet the needs of our customers. Riding on our extensive experience and product development capability, we continue to expand and strengthen our market position and plan to explore oral care electrical appliance series for the international brand owners.

Our product sourcing service is summarized as follows: our sales and marketing team first receives an order from a customer who requests our expertise to examine and advise on the design and manufacturing feasibility of a product sample or design prototype of a product prepared by the customer. We forward the sample or design prototype to a manufacturer who performs a feasibility assessment of the design, specification, materials required, type of engineering and required technology and packaging of the product sample or design prototype provided by the customer. As an auxiliary service, we may suggest modifications to the design, specification, materials to be used, technology and packaging to the customer, or as requested by our customer, may jointly design and develop the products with our customer based on the requirement, standard and narrative of our customer. Upon the completion of the assessment and receipt of acceptance of the modifications from the customer, our marketing and operation team provides a price quotation to the customer. Once the quotation is accepted by the customer, we forward the finalized design, specification and customer’s requests to the manufacturer and arrange a manufacturing schedule for producing a sample at the manufacturer’s facility. The manufacturer performs an initial evaluation and quality testing on the sample of the finished product. We then provide the tested sample of the finished product to our customer. Upon the acceptance of the sample of the finished product by the customer’s quality control team, we will arrange a manufacturing schedule with the manufacturer for a mass production. After the mass production is completed, our shipping team confirms the shipping destination with our customer, arranges the shipping documents and forwards the instructions to the manufacturer who fulfills the shipment of the finished product to the customer’s destination as instructed.

We bear the costs and risks of forwarding the sample or design prototype to a manufacturer, providing suggestions for modifications of product design and specification, sending the tested sample of the finished product to our customer and shipping delay that is otherwise caused by other parties rather than the manufacturer. In the event of manufacturing defaults such as refining the product samples, manufacturing failure or delay, or delay of shipping caused by the manufacturing facility, our collaborating manufacturer bears the relative costs and risks.

We sell our personal care electrical appliances products at wholesale to our customers. As the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

Our Customers

Our customers are brand owners of personal care electrical appliances including, (i) Koizumi Seiki Corp., one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023; (ii) another customer, a U.S. home appliance manufacturer. For the years ended March 31, 2023 and 2024, we generated 91.3% and 74.1% of our total revenue, respectively, from Koizumi Seiki Corp. For the six months ended September 30, 2023, we generated 81% and 17% of our total revenue from Koizumi Seiki Corp. and another customer, who is a global distributor of various consumer products, respectively. For the six months ended September 30, 2024, we generated 57.8% and 33.7% of our total revenue from Koizumi Seiki Corp. and another customer, respectively. We maintain long term business relationship with our customers. Leveraging our experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and explore our market share in the U.S., Europe and Asia in the near future. See “Expansion of Market” on page 7 of this prospectus.

Collaborating Manufacturers

We have forged long-term relationships with manufacturers specialized in producing personal care electrical appliances for international brand owners who market their personal care electrical appliances globally. When selecting and evaluating manufacturers, we consider a number of business factors such as cost, quality and on-time delivery. Our collaborating manufacturers implemented applicable systems which meets the international or local standards requiring high levels of quality and safety requirements.

Our major collaborating manufacturers include: (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a mainland China-based corporation controlled by our founder, Chairman and CEO, Mr. Ching Tim Hoi, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a mainland China-based corporation. For the year ended March 31, 2024, payments to Zhongshan Raytech accounted for 88.5% of the total manufacturing costs of the Company. For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2024, payments to Zhongshan Raytech accounted for 91.5% of the total manufacturing costs of the Company. For the six months ended September 30, 2023, payments to Zhongshan Raytech accounted for 92.7% of the total manufacturing costs of the Company. The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process particularly the procurement of materials and components and manufacturer selection.

The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process particularly the procurement of materials and components and manufacturer selection.

Zhongshan Raytech obtained certifications for its quality management system, environmental management system and occupational safety system under the standards of China Quality Certification Center (“CQC”), which is based in Beijing, PRC and is under control of the China Certification & Inspection Group, which is approved by the State General Administration for Quality Supervision and Inspection and Quarantine and the Certification and Accreditation Administration of the mainland China of the PRC. CQC is a member of IQNet Association, an international certification entity in Switzerland formed by more than 30 certification entities in major countries and those members implemented domestic standards which mirror equivalent standards established by International Organization for Standardization (“ISO”). Zhongshan Raytech obtained the following certifications issued by CQC as of September 30, 2024.

CQC Standard and equivalent ISO standard	Type of standard *	Date of issuance, renewal and expiration	Certificate number	ISO criteria that an organization is required to meet *
GB/T 19001-2016 (ISO9001:2015)	Quality management system	Date of initial issuance: December 24, 2018 Date of renewal: December 20, 2024 Date of expiration: December 23, 2027	00122Q31058R1M/4400

An organization needs to demonstrate it had:

the ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements;

●     facilitating opportunities to enhance customer satisfaction;

●     addressing risks and opportunities associated with its context and objectives;

●     the ability to demonstrate conformity to specified quality management system requirements.

GB/T 24001-2016 (ISO14001:2015)	Environmental management system	Date of initial issuance: March 1, 2019 Date of renewal: December 20, 2024 Date of expiration: February 28, 2028	00122E30452R1M/4400

An organization established, maintained and improved an environmental management system and assured itself of conformity with its stated environmental policy. It is required to demonstrate it had:

●     enhancement of environmental performance;

●     fulfilment of compliance obligations;

●     achievement of environmental objectives.

GB/T 45001-2020 (ISO45001:2018)	Occupational health and safety (“OH&S”) management system	Date of initial issuance: January 2, 2019 Date of renewal: December 20, 2024 Date of expiration: January 1, 2028	00122S30344R1M/4400

An organization established, implemented and maintained an OH&S management system to improve occupational, health and safety, eliminate hazards and minimize OH&S risks. An organization is required to demonstrate it had:

●     continued to improve OH&S performance

●      fulfilled legal and other requirements

●     achieved OH&S objectives

*	Description of the applicable ISO standard type and requirement is presented according to the International Organization for Standardization.

Market and Industry Overview

As discussed in “Personal Care Electrical Appliances Market Size 2023-28 Market Research Report” by IMARC Group and “Personal Care Appliances Global Market Report 2023 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2023-2032” published by The Business Research Company, personal care electrical appliances are grooming products which primarily consist of hair care appliances (e.g. hair dryer, hair straightener, hair clippers, curling irons, hair setters, and others), hair removal appliances (e.g. trimmer, power shaver and epilator), oral care appliances such as powered tooth brush and oral irrigator, and other personal care appliances such as electrical facial brush, electrical facial cleanser, electrical eyebrow trimmer, battery-operated nail polisher. IMARC Group analyzed that the series of hair care appliances plays a major role in the total global market share of personal care electrical appliances currently.

Global Overview

The market size of the global personal care electrical appliances market expanded to US$22.75 billion in 2024 from US$21.27 billion in 2023 based on “Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” published by The Business Research Company.

In its “Personal Care Electrical Appliances Market Size 2023-28 Market Research Report,” IMARC Group stated that the market size of the global personal care electrical appliances was about US$21.6 billion in 2022.

According to “Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” issued by The Business Research Company, the major sellers in the global personal care appliances sector include: Conair Corporation, Dyson Ltd, Helen of Troy Limited, Colgate-Palmolive Company, Koninklijke Philips N.V., The Procter & Gamble Company, The Wahl Clipper Corporation, Vega Industries Pvt Ltd, Panasonic Corporation, Samsung Electronics Co., Ltd., LG Corporation, and Braun GmbH.

The majority of the Company’s customers are international brand owners who predominantly market their personal care electrical appliances in Japan.

A study of personal care appliances in Japan performed by Euromonitor International in December 2023 (“the study”, “the research”) found that while total retail sales volume flattened by 0.3% in 2023, from 30.7 million in 2022 to 30.8 million in 2023, the overall total sales value of personal care electrical appliances in Japan increased by 10.8% in 2023, from Japanese Yen 277.6 billion in 2022 to Japanese Yen 307.6 billion in 2023 primarily due to a growth in the average unit price and upgrades in product functions, particularly in hair care electrical appliance, in 2023. The study forecasted that retail volume sales are expected to rise to 32 million in 2024.

Statistics calculated by Euromonitor International identified that Panasonic Corp is the major personal care appliance company which represented 44.8% of the market share in the personal care electrical appliance industry in Japan in 2023. Koizumi Seiki Corp., Tescom Co. Ltd., Procter & Gamble Far East Inc., Philips Electronics Japan Ltd. and Hitachi Appliances Inc represented 7.6%, 7.6%, 5.9%, 3.6% and 3.3%, respectively, of the total market share in Japanese personal care electrical appliance industry.

Further, the research determined that the development of the personal care appliances includes three aspects:

●	brand premiumization and inflation

●	dominance of hair care appliances

●	innovation in body shavers

Euromonitor analyzed that although retail sales volume of personal care appliances in Japan remained steady in 2023, the sales dollar amount grew by 10.8% in 2023. Rise in unit price and product upgrades are the key factors. Personal care electrical appliance sellers continued to invest in offering high quality, authentic designs and additional value-added and unique product functions in order to justify higher unit prices.

Hair care appliances still represent a major category in personal care electrical appliances in Japan. Many new personal care appliance sellers such as Dyson, Yaman, Refa, I-ne entered the market of hair care appliances in 2016, 2021, 2019 and 2011, respectively. Traditional well-known brands such as Panasonic, Sharp and Tescom continued to elevate the quality and functions of their hair care appliances products with Panasonic retaining its strong presence in this category. The study mentioned that consumers are willing to pay for the higher price for the quality experience.

The study highlighted that the new design in body shavers by Panasonic and Yaman is expected to perform well. The new design integrated with skin care features and the slim size accommodated the needs for business travel and easier storage and portability.

Future Development

In its “Personal Care Electrical Appliances Market Size 2023-28 Market Research Report,” IMARC Group predicted that the global personal care electrical appliances market size could reach US$30.2 billion by 2028 which represents a growth rate (CAGR) of 5.5% during 2023-2028.

“Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-User (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” published by The Business Research Company anticipated that the global market value for personal care appliances is estimated to grow to US$29.68 billion by 2028, proliferating at a compound annual growth rate (CAGR) of 6.9%. It analyzed that Asia Pacific is anticipated to be the fastest growing market during the forecast period.

Allied Market Research evaluated that the expansion in the global personal care electrical appliances market from 2022 through 2031 is driven by an improvement in economic environment, an uprising in aging population and a surge in disposable income. Moreover, social media also play an instrumental role in the society and businesses utilized social media as a conduit to promote and market their brands and products. The research indicated that e-commerce channel segment is expected to record the highest CAGR of 7.4% among various distribution channels of this market during 2022 through 2031 owing to the increased association of internet and e-shopping habit of the consumers. In addition, through the advertisements and promotions of brands or products by celebrities or notable individuals, these brands and products tend to increase consumers’ awareness, trust and comfort. These sales channels help fuel the market and create bigger opportunities for personal care electrical appliances market. Allied Market Research also stated that the use of social media, a rise in disposable income, rapid urbanization and an increase in youth population in Asia-pacific regions trigger the demand for personal care appliances which would exhibit the highest CAGR of 8.4% during 2022 through 2031.

In addition, according to the analysis of Research and Markets on Personal Care Appliances Global Market Report 2024, global personal care appliances market exhibited a growth from US$21.27 billion in 2023 to US$22.75 billion in 2024 at CAGR of 7.0%. It added that the personal care appliances market size is expected to proliferate to US$29.68 billion in 2028 at CAGR of 6.9%. Major drivers include continued popularity of personal care appliances, an increase in consciousness of personal health, personal appearance and personal hygiene, growing aging population and surge in online purchase.

Key Market Drivers and Opportunities:

●	rise in disposable incomes and expansion of organized retail sector;

●	advertising and promotions through social media and celebrities;

●	rapid technological advances and energy efficiency innovations that offering budget-friendly styling and personal care electrical appliance products, and advanced products with convenience and ease-of-use; and

●	change of lifestyle pattern and fashion trends that drive customers to splurge on styling and aesthetically appealing self-grooming devices for personal care and hygiene.

Key Market Restraints:

●	increasing amount of plastic waste due to disposal of electrical appliances acts as a restraint on the development of these products; and

●	emerging markets are expected to continue to grow slightly slower than the developed markets in the forecast period due to lower priority in personal care and hygiene compared with the developed markets.

COVID-19 Impact

Based on an analysis “Personal Care Electrical Appliances Market by Product Type and Distribution Channel: Global Opportunity Analysis and Industry Forecast, 2022-2031” concluded by Allied Market Research, the outbreak of coronavirus has led to shutdown of economic activities in the country for few months and has halted the operations of the personal care electrical appliances industry. There were supply disruptions across North America, Europe, and Asia-Pacific during the initial period of the pandemic outbreak. The pandemic also had negative impacts to the sales of personal care appliances market at the physical stores in recent years. In spite of this, the online sales channel has proliferated dramatically amidst the pandemic. Major market participants are now expanding their online channels to cater to increased demand from direct-to-consumer channel. Furthermore, globally, COVID-19 pandemic has increased consumer attention toward personal care and hygiene, which is expected to positively impact the personal care electrical appliances market in the upcoming years. While the most acute global disruptions have since subsided, we believe the pandemic has indelibly accelerated the migration to online purchasing and solidified a greater consumer emphasis on personal wellness and hygiene. Consequently, the industry continues to navigate an evolved marketplace, adapting to these persistent shifts in consumer behavior and supply chain dynamics.

Competitive Strengths

We possess certain attributes that differentiate us as a personal care electronic appliance provider from Hong Kong. Our key competitive strengths include:

We have a strong presence in the personal care electrical appliances industry with a 10-year operating history and emphasis on hair styling products

We believe that we have built up a strong reputation in the personal care electrical appliances industry as a result of our approximately 11-year operating history and our establishment in the industry. For example, in October 2017 and in April 2019, our founder, Mr. Ching, was featured twice by the HKEAIA Express Magazine, an official publication of the Hong Kong Electrical Appliance Industries Association, for his decades of experience in the electrical appliance industries. Such reputation has attracted various renowned brand owners which became our major customers.

Our research and development expertise has allowed us to further develop a new variety of personal care electronic products for our customers and establish strong relationships with our customers.

Led by a management team with 30 years of research, development and operation experience in the industry, our Company’s business growth has been driven by our research and development efforts in satisfying various needs of our customers.

We work closely with our customers in product design and development. We believe that by engaging meetings with our customers and obtaining feedbacks from our customers, we are able to gain a deeper understanding of our customers’ requirements and develop desirable products that satisfy our customers’ needs. As such, we have established strong relationship with our customers through our close working relationship with them. We believe that our Company is positioned to secure more orders from our existing customers and attract new customers to expand our customer base.

We have a quality control system, which allows us to deliver high quality products and maintain market reputation

We place great emphasis on high quality products and hence, we have implemented stringent quality control system. Our quality control measures are to make sure our collaborated manufacturers in compliance with the quality standard required by our customers and ensure that our products are delivered with consistent, reliable, safe and high-quality standards such as those established by International Organization for Standardization (“ISO”). We also place great emphasis on the safety of our products. Our products meet the safety requirements from our customers and all applicable international safety standards of destinations where our products are shipped to, such as the JET Certification Scheme provided by the Japan Electrical Safety and Environment Technology Laboratories. Our customers are international renowned brand owners of hair styling products and personal care electronical appliance products which have stringent requirements on our products to meet various quality and safety standards. Given that we have long business relationship with these customers, we believe that our products are of high quality and capable of being sold in the high-end market and able to continue to strengthen our position as a design office for international brand owners in the long run.

We have a strong and experienced management team with strong commitment

Our success and growth are substantially attributable to the strong commitment of our executive Directors and senior management team to deliver high quality products to our customers. Our founder, Mr. Ching Tim Hoi, executive Director and Shareholder has over 30 years of experience in the personal care and lifestyle electrical appliances industry. Mr. Ching is primarily responsible for formulating the overall sales and marketing strategies, business development and making major decisions of our Company. Since the establishment of Pure Beauty, Mr. Ching has contributed to our Company consistently and continuously with his insight in product design, his dedication on quality control of our products and his skills in departmental management. For the senior management of our Company, most of them have worked in our Company for over 10 years and have extensive experience in the personal care and lifestyle electrical appliances industry. Leveraging the foresight and in-depth industry knowledge of our Directors and senior management team, our Company has been able to formulate sound business strategies, assess and manage risks, anticipate changes in consumer preferences, and capture market opportunities. For details of our executive Directors and senior management, please refer to the section entitled “Management” of this document.

We believe that the vision, experience, market-awareness, in-depth knowledge in the personal care and lifestyle electrical appliances industry of our Directors and senior management team have been pivotal to the success of our business and our ability to continue to explore new business opportunities and strengthen our position in the market.

Growth Strategy

Our goal is to become a leading product design and development office in personal care and lifestyle electrical appliances industry in Asia. To achieve this goal, we plan to adopt the following plans and strategies:

●	explore new product lines such as oral care electrical appliances;

●	continue to expand our men’s personal care and hair care and styling product lines. For instance, shavers and electric hair brush

●	broaden sales through providing technical expertise to the potential and new customers in personal care electrical appliance market; and

●	approach customers who sell and market their personal care electrical appliances in Europe, the US and other Asia markets.

Expansion of market

We seek to expand our customer base, geographic presence and improve our local connection with them. We intend to expand our business from Hong Kong to the U.S., Europe and Asia markets. We have currently only conducted limited market studies of these other markets, but have not started any marketing or sales initiatives for these markets.

We plan to increase our investments in sales and marketing function, in particular the U.S., Europe and Asia market to cope with our business expansion plan, our Company’s sales and marketing activities mainly included handling purchase orders received from our customers, coordinating with our manufacturers which have their production teams for execution of purchase orders, communicating with our customers on their requests and feedbacks exploring with them the potential business opportunities. We believe that one of our keys to success is to achieve customer satisfaction by, among others, demonstrating to our customers that their purchase orders are closely monitored and their requests and feedbacks are timely handled through our delegated sales and marketing team. This helps us to retain our customers and gain more orders from them. Our management identified the needs to allocate resources to actively promote our aforesaid strengths with a view to attracting potential customers to approach us for our products and services. See “Use of Proceeds” on page 59 of this prospectus.

Recruit, Retain and Develop Employees

We will continue hiring highly qualified and experienced staff in the field. In order to expand and grow our business, we must continuously recruit and attract talented employees not only in the sales and marketing side for acquiring new customers, but also the operational staff to manage the interface with the production and manufacturing side. We believe that becoming a publicly-traded company will enhance our reputation and will attract more talented people to join us. With the continuous growth of our business and the market expansion plan, we intend to allocate 25% of the proceeds of the offering for recruiting additional experienced staff, including administrative, executive and accounting personnel, marketing and sales as well as designers with solid industry backgrounds that can support the expansion of business, and necessary R&D personnel to support development of new product lines (including oral care and men’s personal care product lines). See “Use of Proceeds” on page 59 of this prospectus.

Competition

The personal care electrical appliance market is relatively fragmented subject to macro-economic cycles and the entry of new competitors. We are directly competing with other design and development offices in the industry and also with manufacturers who are located in South Asia.

The majority of our revenue was derived from sales to the Japanese consumer market. We anticipate that customer demand for our Company’s personal care electrical appliances going forward will be primarily affected by the demand and performance of Japan. However, our targeted customer markets are expected to maintain a stable growth.

We mainly compete on product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship with our customers which are international brand owners, strong presence in the personal care electrical appliances industry, strong and established product design and development capabilities, quality assurance system and our experienced and dedicated management team.

Intellectual Property

We currently do not own any trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property. Regardless of the type of our services, as the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

As at the date of this prospectus, we have been using certain trademarks in Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. See “Risk Factors – Risks Related to Our Business – We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 31 of this prospectus for more information.

Patent

We do not retain the patent of the finished products we sourced to manufacturers and designed or developed with our customers. Such patents belong to our customers who hired us for the design and development of such products.

Domain

Pure Beauty Manufacturing Company Limited registered the domain name of “www.raytech.com.hk”.

Employees

As of September 30, 2024, we have 6 employees. No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities

Our principal executive office is a 1,343 square feet leased property located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong. Pursuant to the Lease Agreement, the lease term is one year, from April 1, 2025 to March 31, 2026 and the monthly rent is HKD25,000 (US$3,213).

The operating lease expenses amounted to HKD300,000 (US$38,560) for both the years ended March 31, 2023 and 2024, and HKD150,000 (US$19,155) for the six months ended September 30, 2024.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of Hong Kong and regulations in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. CLKW Lawyers LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied. See “Regulations” on page 91 of this prospectus.

The following table provides details on the licenses, permissions or approvals held by Raytech Holding’s Hong Kong subsidiaries.

Entities	License/permit/approval	Issuing authority	Commencement date	Expiry date
Pure Beauty	Business Registration Certificate	Inland Revenue Department	April 15, 2025	April 14, 2026
Raytech Innovation	Business Registration Certificate	Inland Revenue Department	May 6, 2025	May 5, 2026

REGULATIONS

Regulations Related to our Business Operations in Hong Kong

Pure Beauty is Raytech Holding’s wholly-owned subsidiary established in Hong Kong through which Raytech Holding conducts its operations. As at the date of this prospectus, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the design, development and sourcing of personal care electrical appliances.

Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our operation and business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment.

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme or the requirement of paying mandatory contributions to the MPF Schemes commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Failure to pay minimum wage amounts to a breach of the wage provisions under EO. An employer who wilfully and without reasonable excuse fails to pay wages to an employee when it becomes due commits a criminal offence and is liable on conviction to a fine and imprisonment.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong), or the CGSO

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and manufacturers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

The Company’s products are regulated by the CGSO and the Consumer Goods Safety Regulation (Cap. 456A, Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the CGSO requires consumer goods to be reasonably safe having regard to all of the circumstances including the manner in which, and the purpose for which the products are presented, promoted or marketed, the use of any mark in relation to the products, instructions and warnings given for the keeping or use of the products, reasonable safety standards published by a standards institute or other similar bodies and the existence of any reasonable means to make the products safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label security affixed to the package; or (d) a document enclosed in the package.

Electrical Products (Safety) Regulation (Chapter 405G of the Laws of Hong Kong)

It is a requirement under the Electrical Products (Safety) Regulation (Chapter. 405G of the Laws of Hong Kong) that electrical products which are designed for household use and supplied in Hong Kong shall comply with certain safety requirements and obtain recognized certificates of safety compliance.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), or the OSHO

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) aims to ensure the safety and health of employees when they are at work. Under the OSHO, an employer must ensure the safety and health of his workplace by (i) providing and maintaining plant and work systems that are safe and without risks to health, (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health, (iv) providing and maintaining safe access to and egress from the workplace, and (v) providing and maintaining a safe and healthy work environment. An employer who fails to comply with the above may be liable on conviction to a fine and imprisonment, if he did so intentionally, knowingly or recklessly.

Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong)

The Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong) further sets out basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at workplaces, first aid, as well as what employers and employees are expected to do in manual handling operations.

Tortious Duty Under Common Law

Apart from contractual liability, under common law, manufacturers, distributors and retailers of products also owe a duty of care to consumers and may be liable for damage resulting from defects in goods caused by their negligent acts or for any fraudulent misrepresentation made in the distributing and selling of goods. Where a manufacturer, distributor or retailer knows or reasonably believes that the products may be defective, he may have to cease to supply such goods and to give warning and instructions to persons to whom the products are supplied. Any person who undertakes to design, import or supply a product, and who negligently performs his work and causes damage to another person or property, will also attract civil liability.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false statements, etc., in respect of goods offered in the course of trade. Therefore, all of the products sold by the Company are required to comply with the relevant provisions therein. Section 2 of the TDO provides, inter alia, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned, etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price etc.).

Section 7 of the TDO provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto. Section 7A of the TDO provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offence.

Sections 13E, 13F, 13G, 13H and 13I of the TDO provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offence.

A person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for 2 years.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), or the TMO

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) provides for the registration of trademarks, the use of registered trademarks and connected matters. Hong Kong provides territorial protection for trademarks. Therefore, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) (the “Trade Marks Rules”).

According to section 10 of the TMO, a registered trademark is a property right acquired through due registration under such ordinance. The owner of a registered trademark is entitled to the rights provided by the ordinance.

By virtue of section 14 of the TMO, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. According to section 48 of such ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions in section 19 to section 21 of the TMO, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Conducts which amount to infringement of the registered trademark are further specified in section 18 of the same ordinance.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

MANAGEMENT

Set forth below is information concerning the Company’s directors, executive officers and other key employees.

The following individuals are members of the Board and management of the Company.

Name	Age	Position(s)
CHING Tim Hoi	67	Chief Executive Officer and Chairman
LING Chun Yin	46	Director
WAN Yee Hing	40	Chief Financial officer
LI Wan Venus	46	Independent Director
FOK Pak Kin Charles	48	Independent Director
YIU Wing Hei	44	Independent Director

The following is a brief biography of each of the Company’s executive officers and directors:

CHING Tim Hoi, Chief Executive Officer and Chairman. Mr. Ching is the founder of the Company and he currently serves as the Chief Executive Officer, Director and Chairman of the Board of the Company since our inception. Mr. Ching has also served as Chief Executive Officer and Director of Pure Beauty Manufacturing Company Limited, a Hong Kong company and wholly-owned subsidiary of the Company, since April 2013. Mr. Ching has over 30 years of experience in the electrical appliances industry especially in hair and beauty products. Since September 2010, Mr. Ching has served in various positions at Raytech Holdings Company Limited (where he currently serves as Director), a Hong Kong electrical appliance manufacturing company and the parent of one of the Company’s collaborating manufacturers, Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd (where he currently serves as Executive Director). Mr. Ching has extensive experience in sales, marketing, business development and project management. He has been elected and conferred a fellowship by the Social Enterprise Research Academy in July 2019. He also serves as the Vice President of the Hong Kong Electrical Appliance Industries Association.

We believe Mr. Ching qualifies as the Company’s Chairman because of his deep knowledge of the Company’s business and extensive experience in the personal care electrical appliances industry.

LING Chun Yin, Director. Mr. Ling has served as a Director of the Company since May 2024. Mr. Ling has more than 15 years of experience in lifestyle electrical appliances industry and extensive experience in project management and product development. Mr. Ling is currently serving as Assistant to the CEO, Mr. Ching, in Pure Beauty Manufacturing Company Limited, a Hong Kong company and wholly-owned subsidiary of the Company, since 2013. Since September 2010, Mr. Ling has also served as the Assistant to CEO in Raytech Holdings Company Limited. In that role, Mr. Ling is responsible for various business units and overall strategic planning. He also currently serves as Supervisor at Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. Before joining Raytech Holdings Company Limited, Mr. Ling had worked in several multinational companies. From January 2008 to September 2009, Mr. Ling worked for Novo Nordisk A/S (NYSE: NVO), a world leading multinational diabetic pharmaceutical company, as an Assistant Sourcing Manager. Mr. Ling worked at Spectrum Brands Inc. (NYSE: SPB), as senior supply chain officer, from November 2004 through December 2007. Mr. Ling obtained his Bachelor of Business (Logistics & Supply Chain Management) degree from the Royal Melbourne Institute of Technology.

We believe Mr. Ling qualifies as the Company’s director because of his familiarity with the Company’s operations and past experience in the lifestyle electrical appliance industry.

WAN Yee Hing, Chief Financial Officer. Ms. Wan has over 15 years of experience in professional auditing, corporate accounting and financial management. She has served as our Chief Financial Officer since May 2024. She current serves as the financial controller of the operating entity, Pure Beauty Manufacturing Company Limited, a Hong Kong company and wholly-owned subsidiary of the Company, a role she assumed in June 2020, and supervises accounting and finance function of the company. From 2014 through 2017, she worked at G4S (Holding) Limited, a global security company, with her last position as Finance Manager. Before that, Ms. Wan was the accounting manager of UGC Technology Limited, an information technology company, from 2010 through 2014. Ms. Wan worked at BDO Limited from 2005 through 2010, with her last position being senior associate assurance. Ms. Wan obtained her Bachelor of Arts degree with a major in accountancy from the Hong Kong Polytechnic University in 2005. She has been a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) since January 2009.

LI Wan Venus, Independent Director. Ms. Wan has served as our director since May 2024. Since 2010, Ms. Li has served as a Development Manager for Sun Lik Shoes & Metal Co., Ltd. (“Sun Lik”), a shoe manufacturer established in Hong Kong in 1980. At Sun Lik, Ms. Li specializes in managing the factory operation in China, monitoring sales team and promoting business development. Before she assumed her current role, she started at Sun Lik in 2002 as a sales coordinator. Ms. Li graduated from Simon Fraser University with Bachelor of Economics in 2002 and earned a Master degree of business at Hong Kong Polytechnic University in 2009.

We believe Ms. Li qualifies as the Company’s director because of her experience in the manufacturing industry.

FOK Pak Kin Charles, Independent Director. Mr. Fok has served as our director since May 2024. Mr. Fok has two decades of experience in sales and marketing. Mr. Fok joined Draco International Jewelry in 2015 and currently serves as Sales Manager, with principal responsibility in marketing development and jewelry product design for overseas markets. Before that, he was a Director at Ninobaby HK Company. Mr. Fok first joined Ninobaby in 2009, where he was responsible for overseeing manufacturing management and product design and development such as footwear, clothing and accessories. He also explored new markets for Ninobaby HK Company in the US and Taiwan. Mr. Fok started his career in Marketing at Boulevard Advertising in Canada in 2002. He then continued his sales and marketing career in Hong Kong. He joined King Sing Jewelry Ltd. from 2003 through 2006 and Max Ent Ltd from 2006 through 2009 where he promoted the jewelry and electronic products to overseas customers. Mr. Fok obtained his Bachelor of Art degree with major in economic from University of Saskatchewan in Canada in 2003.

We believe Mr. Fok qualifies as the Company’s director because of his experience in marketing and knowledge of markets important to the Company’s growth in the future.

YIU Wing Hei, Independent Director. Mr. Yiu has served as our director since May 2024. Mr. Yiu has extensive experience in investment and corporate finance. From 2010 to 2015, Mr. Yiu was Investment Director at General Nice Group, advising on the merger and acquisition activities and corporate strategies of the group’s business operations in resources development and production, logistics and trading. Mr. Yiu was also appointed as Executive Director of Finet Group Limited (HKEX: 8317), a financial information provider listed on the Growth Enterprise Market of the Hong Kong Share Exchange, from 2010 to 2018. In 2018, Mr. Yiu founded Nice Talent Asset Management Limited, a regulated asset management company with Type 4 (Advising on securities) and Type 9 (Asset Management) regulated activity licenses issued by Securities and Futures Commission of Hong Kong. At the company, Mr. Yiu’s roles primarily include provision of operational, managerial and marketing strategy consultancy services to Nice Talent, he does not provide advisory services to individual or professional investors nor involves in fund managements on behalf of investors. In 2021, Mr. Yiu sold Nice Talent to Future Fintech (Hong Kong) Limited (Nasdaq: FTFT), but continues to serve as a consultant to Nice Talent where he provides operational, managerial and marketing consulting services to Nice Talent. Mr. Yiu obtained his Bachelor’s degree in Economics and Finance from the University of Hong Kong in 2003.

We believe Mr. Yiu qualifies as the Company’s director because of his track record in corporate finance and past experience serving in key roles for public companies.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of the Company’s directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

The Company’s board of directors consists of five directors. The Company’s board of directors has determined that the Company’s three independent directors, Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the Company’s best interests. When exercising powers or performing duties as a director, the Company’s directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the Company’s amended and restated memorandum and articles of association or the BVI Act. See “Description of Shares — Differences in Corporate Law”, beginning on page 108 of this prospectus, for additional information on the Company’s directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s amended and restated memorandum and articles of association. The Company has the right to seek damages if a duty owed by the Company’s directors is breached.

The functions and powers of the Company’s board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of the Company’s directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by the Company’s shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The Company’s Board of Directors, which consists of five members, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

The Company has established three committees under the board of directors: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though the Company is exempted from corporate governance standards because it is a foreign private issuer, the Company has voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. The Company’s audit committee consists of Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei. Mr. Yiu is the chairman of the Company’s audit committee. The Company has determined that Ms. Li, Mr. Fok and Mr. Yiu satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The Company’s board also has determined that Mr. Yiu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company.

The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Compensation Committee. The Company’s compensation committee consists of Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei. Mr. Fok is the chairman of the Company’s compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for the Company’s most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of the Company’s directors; and overseeing the total compensation package for the Company’s executives other than the most senior executive officers;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. The Company’s nominating and corporate governance committee consists of Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei. Ms. Li is the chairperson of the Company’s nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the Company’s directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to the Company’s board of directors or for appointment to fill any vacancy;

●	reviewing annually with the Company’s board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to the Company;

●	identifying and recommending to the Company’s board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Company’s board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of the Company’s Board. The Company has conducted Board meetings regularly since inception. Each of the Company’s directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this prospectus, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at the Company’s annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Code of Business Conduct and Ethics, Insider Trading Policy and Clawback Policy

We have adopted (i) a code of business conduct and ethics, (ii) an insider trading policy that applies to our directors, officers, and employees, and (iii) a clawback policy that applies to our directors, officers and employees (collectively, the “Policies”).

COMPENSATION

Compensation of Executive Officers

For the year ended March 31, 2024, we paid an aggregate of HKD285,660 (US$36,502) in cash to the Company’s executive officers and directors. The said payment was made by Pure Beauty, our wholly-owned subsidiary, pursuant to the employment agreement entered into by and between Pure Beauty and each of Mr. Ching Tim Hoi, Mr. Ling Chun Yin and Ms. Wan Yee Hing on April 1, 2023 (each, an “Operative Employment Agreement”), among which Mr. Ching was paid HKD154,546 (US$19,748) as Pure Beauty’s director, Mr. Ling was paid HKD45,637 (US$5,832) as Pure Beauty’s Assistant to CEO and Ms. Wan was paid HKD85,477 (US$10,922) as Pure Beauty’s Financial Controller. Each Operative Employment Agreement provides the salary, remuneration and benefits of the executive officers or directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to the Company’s directors and executive officers.

On July 5, 2023, we entered into an executive employment agreement with Mr. Ching Tim Hoi as CEO which is filed as Exhibit 10.1 to this Registration Statement. Pursuant to the employment agreement, the term of the employment shall commence on July 5, 2023 and shall be an indefinite term, unless terminated pursuant to the terms of the employment agreement or as mutually agreed by the parties. The executive’s salary, remuneration and benefits shall be determined by the Company and shall be specified in the Operative Employment Agreement or any other agreement between the Company or any of its subsidiaries on one hand and the executive on the other hand. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep in strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for twelve (12) months following termination of the employment.

On May 13, 2024, we entered into an executive employment agreement with Ms. Wan Yee Hing as CFO which is filed as Exhibit 10.2 to this Registration Statement. Pursuant to the employment agreement, the term of the employment shall commence on May 13, 2024 and shall be an indefinite term, unless terminated pursuant to the terms of the employment agreement or as mutually agreed by the parties. The executive’s salary, remuneration and benefits shall be determined by the Company and shall be specified in the Operative Employment Agreement or any other agreement between the Company or any of its subsidiaries on one hand and the executive on the other hand. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep in strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for twelve (12) months following termination of the employment.

Except as disclosed above, we have not entered into other employment agreements with the Company’s officers.

Compensation of Directors

For the fiscal year ended March 31, 2024, we did not compensate the Company’s directors. However, after the IPO, each independent director became entitled to receive annual cash compensation in the amount of $14,400, payable quarterly.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of the Company’s directors, director nominees and executive officers who beneficially own the Company’s Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or dispositive power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 17,613,083 Ordinary Shares outstanding as of the date of this prospectus.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)
	Number	Percent	Number	Percent
Directors and Executive Officers(1):
Ching Tim Hoi	12,800,000	72.7%			%
Ling Chun Yin	800,000	4.5%			%
Wan Yee Hing	-	-
Li Wan Venus	-	-
Fok Pak Kin Charles	-	-
Yiu Wing Hei	-	-
All directors and executive officers as a group	13,600,000	77.2%			%

5% Principal Shareholders:
Ching Tim Hoi	12,800,000	72.7%			%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Executive Officers,” below we describe transactions since incorporation, to which the Company has been a participant, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this prospectus.

a. Nature of Related Party Relationships

Name	Relationship with the Company
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching Tim Hoi (“Mr. Ching”)
Raytech Holdings Company Limited	An Entity controlled by Mr. Ching and the holding company of the Zhongshan Raytech
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Mr. Ling Chun Yin	Director of the Company and, Assistant to the CEO of Pure Beauty and Raytech Holdings Company Limited, and Supervisor of Zhongshan Raytech

b. Due from a director

Name	Related party relationship	As of March 31, 2023	As of March 31, 2024(1)	As of September 30, 2024	As of September 30, 2024
		HKD	HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	992,026	145,166	-	-
Total due from related parties		992,026	145,166	-	-

(1)	The amount was wholly settled in cash subsequently in July 2024.

The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand.

c. Accounts payable – related party

These accounts payable to Zhongshan Raytech was related to products we purchased from Zhongshan Raytech.

Name	As of March 31 2023	As of March 31, 2024	As of September 30, 2024	As of September 30, 2024
	HKD	HKD	HKD	US$
Zhongshan Raytech (1)	8,768,420	24,278,340	20,418,181	2,628,059
Total purchase from related party	8,768,420	24,278,340	20,418,181	2,628,059

(1)	As of the date of this prospectus, the balance of such accounts payable is US$1,303,471.

d. Related party transactions

Purchases of products from a related party

Name	For year ended March 31, 2023	For year ended March 31, 2024	For the Six Months ended September 30, 2024	For the Six Months ended September 30, 2024
	HKD	HKD	HKD	US$
Zhongshan Raytech (1)	28,301,082	47,704,656	30,490,751	3,924,517
Total purchase from related party	28,301,082	47,704,656	30,490,751	3,924,517

(1)	As of the date of this prospectus, the purchase from Zhongshan Raytech is US$6,999,903.

Other Transactions

Pure Beauty Manufacturing Company Limited leased an aggregate of 1,343 square feet of property, located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong, from Raytech Holdings Company Limited, a company controlled by our CEO and Chairman, Mr. Ching. Pursuant to the lease agreement between Raytech Holdings Company Limited and Pure Beauty, the lease term is one year, from April 1, 2025 to March 31, 2026 and the monthly rent is HKD25,000 (US$3,213).

From April 1, 2023 to March 31, 2024, Pure Beauty Manufacturing Company Limited leased an aggregate of 1,343 square feet of property, located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong, from Wong Yuk Lin, the Assistant to Executive Director of Pure Beauty, who leased the property from Raytech Holdings Company Limited, a company controlled by our CEO and Chairman, Mr. Ching. Pursuant to each of the lease agreement between Wong Yuk Lin and Pure Beauty and the lease agreement between Raytech Holdings Company Limited and Wong Yuk Lin, the lease term is one year, from April 1, 2023 to March 31, 2024 and the monthly rent is HKD25,000 (US$3,194).

Policies and Procedures for Related Party Transactions

The Company’s board of directors has established an audit committee, which is tasked with review and approval of all related party transactions. In addition, the Company has adopted a related party transactions policy. The related party transactions policy requires the review and approval of related party transactions by the Company’s audit committee before the entry into such related party transactions.

DESCRIPTION OF SHARES

The Company was incorporated as a BVI business company under the laws of the British Virgin Islands on June 24, 2022. As of the date of this prospectus, the Company’s authorized shares consist of 8,000,000,000 Ordinary Shares with a par value of $0.00000625 per share.

As of the date of this prospectus, prior to the completion of the offering, there were 17,613,083 Ordinary Shares issued and outstanding.

On May 10, 2023, we filed our amended and restated memorandum and articles of association with the Registrar of Corporate Affairs in the British Virgin Islands to increase our authorized shares from 50,000 ordinary shares, par value of $1.00 per share, to 8,000,000,000 Ordinary Shares, par value of $0.00000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 160,000-for-1.

In August 2023, Market Tycoon Investments Limited transferred 480,000 Ordinary Shares to Mr. Wong Tai Chi at $0.00000625 per share, and APTC Holdings Limited transferred 800,000 Ordinary Shares to Ms. Look Wai Yi at $0.00000625 per share. In October 2023, Value Classic Global Limited transferred 640,000 Ordinary Shares to Crystal Charm Investments Limited, a British Virgin Islands company, at $0.00000625 per share, Mr. Wong Tai Chi transferred 480,000 Ordinary Shares to Value Crystal Investment Limited, a British Virgin Islands company, at $0.00000625 per share, and Ms. Look Wai Yi transferred 800,000 Ordinary Shares to Ace Challenger Limited, a British Virgin Islands company, at $0.00000625 per share.

On May 17, 2024, we consummated the sale of 1,500,000 Ordinary Shares (the “IPO Shares”) in our initial public offering. The Company completed the IPO on a firm commitment basis pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-275197), filed with the Securities and Exchange Commission, which was declared effective by the Securities and Exchange Commission on May 13, 2024. The IPO Shares were priced at $4.00 per share. The Company also granted the underwriter a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on The Nasdaq Capital Market on May 13, 2024 and commenced trading under the symbol “RAY” on May 15, 2024.

On July 5, 2024, upon the underwriter’s partial exercise of the Over-Allotment Option, the Company sold an additional 113,083 Ordinary Shares at $4.00 per share. As a result, the Company has raised gross proceeds of $6,452,332 in the IPO, including the partial exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

Ordinary Shares

General

All of the Company’s issued shares are fully paid and non-assessable. Certificates evidencing the shares are issued in registered form. There are no limitations imposed by the Company’s amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s shares. In addition, there are no provisions in the Company’s memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in the Company’s register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of the Company’s Ordinary Shares are entitled to such dividends as may be declared by the Company’s board of directors subject to the BVI Act and the Company’s amended and restated memorandum and articles of association.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the amended and restated memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Company’s amended and restated articles of association, any of the Company’s shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the Company’s board of directors.

Liquidation

As permitted by the BVI Act and the Company’s amended and restated memorandum and articles of association, the Company may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if the Company’s assets exceed the Company’s liabilities and the Company is able to pay the Company’s debts as they fall due. The Company may also be wound up in circumstances where the Company is insolvent in accordance with the terms of the BVI Insolvency Act, Revised Edition 2020.

If the Company is wound up and the assets available for distribution among the Company’s shareholders are more than sufficient to repay all amounts paid to the Company on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to the Company on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up, the liquidator appointed by the Company may, in accordance with the BVI Act, divide among the Company’s shareholders in specie or kind the whole or any part of the Company’s assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The Company’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, the Company may issue shares on terms that are subject to redemption, at the Company’s option or at the option of the holders, on such terms and in such manner as may be determined by the Company’s amended and restated memorandum and articles of association and subject to any applicable requirements imposed from time to time by the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which the Company’s securities are listed.

Variations of Rights of Shares

If at any time the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under the Company’s amended and restated memorandum and articles of association, a copy of the notice of any meeting of shareholders shall be given not less than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. The Company’s board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of the Company’s outstanding voting shares. In addition, the Company’s board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50 percent of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of the Company’s amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were the Company’s individual shareholder.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs in the British Virgin Islands, which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to the Company, to inspect (i) the Company’s amended and restated memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, the Company’s directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find Additional Information.” on page 127 of this prospectus. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Maximum Number of Shares our Company is Authorized to Issue

The Company’s directors or shareholders may from time to time by resolution of directors or resolution of shareholders increase or decrease the maximum number of shares our Company is authorized to issue, by amendment to the memorandum of association.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting BVI business companies like the Company and the Company’s shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiaries, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by the Company in respect of which a director is interested (including a merger or consolidation) is voidable by the Company unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof, as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs in the British Virgin Islands shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent or fewer of the issued shares of the company required by the holders of 90 percent or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to the Company’s shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or the Company’s amended and restated memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings in relation to the relief likely to be obtained; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, Revised Edition 2020 for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

The Company’s amended and restated memorandum and articles of association provides that, subject to certain limitations, the Company indemnifies against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was the Company’s director; or

●	is or was, at the Company’s request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to the Company’s best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or persons controlling the Company under the foregoing provisions, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in the Company’s amended and restated memorandum and articles of association

Some provisions of the Company’s amended and restated articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable. Under the BVI Act there are no provisions which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The amended and restated memorandum and articles of association of the Company also does not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, the Company’s directors in the exercise of their powers granted to them under the Company’s amended and restated memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of the Company’s company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. The Company’s directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, the Company’s directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or the Company’s amended and restated memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to the Company by the Company’s directors.

Pursuant to the BVI Act and the Company’s amended and restated memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and the Company’s amended and restated memorandum and articles of association allow the Company’s shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but the Company’s amended and restated memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, the Company’s amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, the Company’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Company’s amended and restated memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and the Company’s amended and restated memorandum and articles of association does not provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and the Company’s amended and restated memorandum and articles of association, the Company may appoint a voluntary liquidator by a resolution of the shareholders, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Company’s amended and restated memorandum and articles of association, if at any time the Company’s shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of shares with rights and privileges ranking pari passu to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with the Company’s memorandum and articles of association be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, the Company’s amended and restated memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of the Company’s anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, the Company may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act, Revision Edition 2020. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the Company will have [●] Ordinary Shares issued and outstanding, assuming that the underwriters do not exercise their over-allotment option. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than Raytech Holding’s “affiliates” without restriction or further registration under the Securities Act. Future sales of substantial amounts of Raytech Holding’s Ordinary Shares in the public market, or the possibility of these sales occurring, could cause the prevailing market price for Raytech Holding’s Ordinary Shares to fall or impair Raytech Holding’s ability to raise equity capital in the future.

Lock-Up Agreements

See “Underwriting—Lock-Up Agreements.”

Rule 144

All of Raytech Holding’s Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been Raytech Holding’s affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about the Company. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from the Company or from Raytech Holding’s affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of Raytech Holding and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by Raytech Holding’s affiliates or persons selling shares on behalf of Raytech Holding’s affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Raytech Holding’s employees, consultants, or advisors who purchases Raytech Holding’s Ordinary Shares from the Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Raytech Holding’s Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in Raytech Holding’s Ordinary Shares. It is directed to U.S. Holders (as defined below) of Raytech Holding’s Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in Raytech Holding’s Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Raytech Holding’s Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding Raytech Holding’s Ordinary Shares are urged to consult their tax advisors regarding an investment in Raytech Holding’s Ordinary Shares.

RAYTECH HOLDING URGES POTENTIAL PURCHASERS OF RAYTECH HOLDING’S ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF RAYTECH HOLDING’S ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding Raytech Holding’s Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of Raytech Holding’s voting shares (including by reason of owning Raytech Holding’s Ordinary Shares);

●	persons who acquired Raytech Holding’s Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding Raytech Holding’s Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding Raytech Holding’s Ordinary Shares; or

●	persons holding Raytech Holding’s Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Raytech Holding’s Ordinary Shares.

Taxation of Dividends and Other Distributions on Raytech Holding’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of Raytech Holding’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or Raytech Holding is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) Raytech Holding is not a PFIC for either Raytech Holding’s taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States, provided they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Raytech Holding’s Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Raytech Holding’s Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds Raytech Holding’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Raytech Holding does not intend to calculate Raytech Holding’s earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to Raytech Holding’s Ordinary Shares and proceeds from the sale, exchange or redemption of Raytech Holding’s Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. Raytech Holding does not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to Raytech Holding’s Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

Based on Raytech Holding’s operations and the composition of Raytech Holding’s assets, Raytech Holding was not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2024 and the taxable year ended March 31, 2023. Depending on the amount of cash Raytech Holding raises in this offering, together with any other assets held for the production of passive income, it is possible that, for Raytech Holding’s taxable year ending March 31, 2025 (Raytech Holding’s current taxable year) or for any subsequent year, more than 50% of Raytech Holding’s assets may be assets which produce passive income, in which case Raytech Holding would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. Raytech Holding will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Raytech Holding will be treated as owning Raytech Holding’s proportionate share of the assets and earning Raytech Holding’s proportionate share of income of any other corporation in which Raytech Holding owns, directly or indirectly, at least 25% (by value) of the stock.

Raytech Holding must make a separate determination each year as to whether Raytech Holding is a PFIC, however, and there can be no assurance with respect to Raytech Holding’s status as a PFIC for Raytech Holding’s current taxable year or any future taxable year. Depending on the amount of cash Raytech Holding raises in this offering, together with any other assets held for the production of passive income, it is possible that, for Raytech Holding’s current taxable year or for any subsequent taxable year, more than 50% of Raytech Holding’s assets may be assets held for the production of passive income. Raytech Holding will make this determination following the end of any particular tax year. In addition, because the value of Raytech Holding’s assets for purposes of the asset test will generally be determined based on the market price of Raytech Holding’s Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, Raytech Holding’s PFIC status will depend in large part on the market price of Raytech Holding’s Ordinary Shares and the amount of cash Raytech Holding raises in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause Raytech Holding to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of Raytech Holding’s income and assets will be affected by how, and how quickly, Raytech Holding spends the cash Raytech Holding raises in this offering. Raytech Holding is under no obligation to take steps to reduce the risk of Raytech Holding’s being classified as a PFIC, and as stated above, the determination of the value of Raytech Holding’s assets will depend upon material facts (including the market price of Raytech Holding’s Ordinary Shares from time to time and the amount of cash Raytech Holding raises in this offering) that may not be within Raytech Holding’s control. If Raytech Holding is a PFIC for any year during which you hold Ordinary Shares, Raytech Holding will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If Raytech Holding ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If Raytech Holding is a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which was were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Raytech Holding, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Raytech Holding’s Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were Raytech Holding to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. Raytech Holding does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, you should not expect to be eligible to make this election.

If you do not make a timely “mark-to-market” election (as described above), and if Raytech Holding was a PFIC at any time during the period you hold Raytech Holding’s Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if Raytech Holding ceases to be a PFIC in a future year, unless you make a “purging election” for the year Raytech Holding ceases to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which Raytech Holding is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which Raytech Holding is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes. IRC Section 1014(a) provides for a step-up in basis to the fair market value for Raytech Holding’s Ordinary Shares when inherited from a decedent that was previously a holder of Raytech Holding’s Ordinary Shares. However, if Raytech Holding is determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for Raytech Holding’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Raytech Holding’s Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if Raytech Holding is determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits Raytech Holding’s Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If you hold Ordinary Shares in any year in which Raytech Holding is classified as a PFIC, you will be required to file IRS Form 8621 and to provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Raytech Holding’s Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

Raytech Holding’s subsidiaries, Pure Beauty and Raytech Innovation, are Hong Kong entities subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (US$254,780) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

Pure Beauty elected the two-tier profits tax rate for its tax years of 2021/2022, 2022/2023 and 2023/24, and opted out the two-tier profits tax rate for its tax years of 2024/25.

British Virgin Islands Taxation

The disclosure relating to tax consequences under British Virgin Islands law is the opinion of Harney Westwood & Riegels, Raytech Holding’s counsel as to BVI law.

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that Raytech Holding has any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

British Virgin Islands Data Protection Act

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the British Virgin Islands on 9 July 2021. The BVI DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Protection Principle and the Access Principle) which require that:

●	personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the British Virgin Islands, unless there is proof of adequate data protection safeguards or consent from the data subject;

●	Where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the DPA may institute civil proceedings in the British Virgin Islands courts.

UNDERWRITING

In connection with this offering, we plan to enter into an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative (the “Representative”) of the underwriters, in this offering (the “underwriters”). The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The underwriters plan to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus and subject to the terms and conditions of the Underwriting Agreement:

Name of Underwriter	Number of Ordinary Shares
R.F. Lafferty & Co., Inc.

Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriters’ over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

Pursuant to the Underwriting Agreement, we have agreed to grant to the underwriters an option to purchase from us up to an additional [ ] Ordinary Shares, representing 15% of the Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the public offering price less the underwriting discounts. The underwriters may exercise this option any time during the 30-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Fees, Commissions and Expense Reimbursement

We have agreed to give the underwriter a discount or spread of seven percent (7.0%) of the public offering price or six percent (6.0%) of the public offering price for company-directed or company-introduced investors. The underwriters propose initially to offer the Ordinary Shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Ordinary Shares offered by us are not sold at the offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the underwriters, assuming a public offering price of $[ ] per share and assuming all investors are introduced to us by the underwriters:

	Per Ordinary Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting fees and commissions (7.0%)(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1)	The fees do not include the expense reimbursement as described below.

We agreed to pay to the Representative non-accountable expenses equal to one percent (1%) of the gross proceeds raised in the offering. We have also agreed to reimburse the Representative for certain accountable expenses not to exceed the total amount of $150,000, including the Representative’s legal fees, background check expenses, and all other expenses incurred by the Representative related to the offering. Any expense deposits, if any, will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $[ ].

The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement. A form of the Underwriting Agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

We will agree in the Underwriting Agreement that, without the prior written consent of the Representative, we and any of our successors will not, for a period of three (3) months from the closing of this offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC any registration statement relating to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), or (iii) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

In addition, our directors and officers shall enter into customary “lock-up” agreements in favor of the Representative pursuant to which such persons and/or entities agree, for a period of twenty (20) days from the date of the consummation of the Offering, that they shall neither offer, issue, sell, contract to sell, encumber, or otherwise dispose of any securities of the Company without the Representative’s prior written consent.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Ordinary Shares, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of the Ordinary Shares in excess of the number of Ordinary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that they may purchase in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing Ordinary Shares in the open market.

●	Syndicate covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of our Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in the Ordinary Shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Ordinary Shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or delaying a decline in the market price of Ordinary Shares. As a result, the price of Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Stock Market or otherwise, and, if commenced, may be discontinued at any time. Any such activities, if undertaken, will be conducted in accordance with applicable law, including Regulation M.

Determination of Offering Price

The actual offering price of the Ordinary Shares will be negotiated between us, the Underwriter, and the prospective investors in the offering based on the trading of our ordinary shares prior to the offering, among other things. Other factors considered in determining the public offering price of the Ordinary Shares we are offering, include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities. In the opinion of the Securities and Exchange Commission, we have been advised that indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore unenforceable.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriter discounts and accountable and non-accountable expenses reimbursable to the underwriters, that Raytech Holding expects to incur in connection with this offering. Except for the SEC registration fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

USD
Securities and Exchange Commission Registration Fee	$	[●]
Financial Industry Regulatory Authority Inc. Filing Fee	$	[●]
Legal Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Accounting fees and expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by Raytech Holding.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain other legal matters as to BVI law are passed upon for Raytech Holding by Harney Westwood & Riegels, Raytech Holding’s counsel as to BVI law. The legal matters as to United States Federal and New York State law are passed upon for Raytech Holding by Loeb & Loeb LLP. The underwriters are being represented by Zarif Law Group P.C. with respect to legal matters of United States federal and New York State law. Legal matters as to Hong Kong laws are passed upon for Raytech Holding by CLKW Lawyers LLP. Legal matters as to the laws of mainland China are passed upon for Raytech Holding by AllBright Law Offices (Fuzhou).

EXPERTS

The consolidated financial statements for the years ended March 31, 2023 and 2024 included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal placement agent/underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to Raytech Holding’s directors, officers or persons controlling Raytech Holding, Raytech Holding has been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Raytech Holding has filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to Raytech Holding’s registration statements and their exhibits and schedules if you would like to find out more about Raytech Holding and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that Raytech Holding refers you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Raytech Holding is subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, Raytech Holding is required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, Raytech Holding is exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and Raytech Holding’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as Raytech Holding, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

RAYTECH HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Page(s)
Unaudited Interim Condensed Consolidated Balance Sheets as of March 31, 2024 and September 30, 2024	F-2
Unaudited Interim Condensed Consolidated Statements of Income for the Six Months Ended September 30, 2023 and 2024	F-3
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended September 30, 2023 and 2024	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2023 and 2024	F-5

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	(Unaudited) As of September 30,
	2024	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,885,666	81,047,102	10,431,712
Accounts receivable, net	14,557,523	13,476,241	1,734,550
Amount due from a director	145,166	–	–
Merchandise inventories, net	1,855,686	1,135,068	146,096
Taxes receivables	395,005	104,085	13,397
Prepayments	5,000	5,000	644
TOTAL CURRENT ASSETS	52,844,046	95,767,496	12,326,399

NON-CURRENT ASSETS
Property and equipment, net	–	–	–
Deferred initial public offering costs	5,252,768	–	–
Long-term deposits	16,200	16,200	2,085
TOTAL NON-CURRENT ASSETS	5,268,968	16,200	2,085
TOTAL ASSETS	58,113,014	95,783,696	12,328,484

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	732,340	1,098,929	141,445
Accounts payable - related party	24,278,340	20,418,181	2,628,059
Accruals	1,018,618	920,901	118,531
Contract liabilities	1,008,415	–	–
TOTAL CURRENT LIABILITIES	27,037,713	22,438,011	2,888,035

TOTAL LIABILITIES	27,037,713	22,438,011	2,888,035
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, 16,000,000 shares and 17,613,083 shares issued and outstanding as of March 31, 2024 and September 30, 2024, respectively(1)	783	862	110
Additional paid-in capital	99,217	37,717,487	4,854,683
Retained earnings	30,975,301	35,627,336	4,585,656
TOTAL SHAREHOLDERS’ EQUITY	31,075,301	73,345,685	9,440,449
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,113,014	95,783,696	12,328,484

(1)	1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
REVENUE
Sales of products	26,011,185	42,101,829	5,418,999
Sales of tooling	7,006,014	1,147,077	147,642
	33,017,199	43,248,906	5,566,641

OPERATING EXPENSES
Merchandise costs	(24,305,564)	(34,100,724)	(4,389,163)
Selling, general and administrative expenses	(1,751,531)	(5,229,459)	(673,093)
Total operating expenses	(26,057,095)	(39,330,183)	(5,062,256)

INCOME FROM OPERATIONS	6,960,104	3,918,723	504,385

OTHER INCOME (EXPENSE)
Interest income	615,405	1,431,474	184,248
Interest expense	(1,657)	–	–
Loss from foreign currency exchange	(16,334)	(407,242)	(52,417)
Total other income, net	597,414	1,024,232	131,831
INCOME BEFORE INCOME TAX PROVISION	7,557,518	4,942,955	636,216
PROVISION FOR INCOME TAXES	(1,139,449)	(290,920)	(37,445)
NET INCOME	6,418,069	4,652,035	598,771

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted(1)	16,000,000	17,184,908	17,184,908
EARNINGS PER SHARE
Basic and diluted	0.40	0.27	0.03

(1)	1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Total
	No. of Shares(1)	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
For the six months ended September 30, 2023:
BALANCE, March 31, 2023	16,000,000	783	99,217	21,038,507	21,138,507
Net income	–	–	–	6,418,069	6,418,069
BALANCE, September 30, 2023	16,000,000	783	99,217	27,456,576	27,556,576

For the six months ended September 30, 2024:
BALANCE, March 31, 2024	16,000,000	783	99,217	30,975,301	31,075,301
Initial Public Offering of shares	1,613,083	79	37,618,270	–	37,618,349
Net income	–	–	–	4,652,035	4,652,035
BALANCE, September 30, 2024	17,613,083	862	37,717,487	35,627,336	73,345,685
BALANCE, September 30, 2024 (US$)		110	4,854,683	4,585,656	9,440,449

(1)	1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash flows from operating activities
Net income	6,418,069	4,652,035	598,771
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,928	–	–
Amortization of right-of-use asset	51,286	–	–
Loss from unrealized foreign currency translation	17,918	406,530	52,325
Changes in operating assets and liabilities
Accounts receivable, net	(654,485)	978,597	125,957
Merchandise inventories, net	(681,683)	720,618	92,752
Prepayments	54,000	–	–
Accounts payable	(150,807)	372,876	47,994
Accounts payable - related party	12,178,316	(3,694,385)	(475,511)
Accruals	(203,832)	(97,717)	(12,577)
Contract liabilities	(1,705,854)	(1,008,415)	(129,795)
Operating lease obligation	(52,344)	–	–
Taxes receivables	–	290,920	37,445
Taxes payables	1,139,449	–	–
Net cash provided by operating activities	16,412,961	2,621,059	337,361
Cash flows from investing activities
Repayment of amount due from a director	210,702	145,166	18,684
Net cash provided by investing activities	210,702	145,166	18,684
Cash flows from financing activities
Proceed from Initial Public Offering of shares	–	42,772,241	5,505,289
Deferred initial public offering cost	(257,702)	–	–
Net cash (used in)/from financing activities	(257,702)	42,772,241	5,505,289
Change in cash	16,365,961	45,538,466	5,861,334
Effect of foreign exchange on cash	35,039	(377,030)	(48,528)
Cash at the beginning of the period	21,362,580	35,885,666	4,618,906
Cash at the end of the period	37,763,580	81,047,102	10,431,712

Supplementary cash flow information
Cash paid for income tax	–	–	–
Cash paid for interest expense	–	–	–

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Raytech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Raytech Holding Limited and its subsidiary (collectively the “Company”) as of March 31, 2023 and 2024, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

July 30, 2024

RAYTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,362,580	35,885,666	4,585,500
Accounts receivable, net	6,787,330	14,557,523	1,860,172
Amount due from a director	992,026	145,166	18,550
Merchandise inventories, net	–	1,855,686	237,121
Taxes receivables	514,007	395,005	50,474
Prepayments	95,000	5,000	639
TOTAL CURRENT ASSETS	29,750,943	52,844,046	6,752,456

NON-CURRENT ASSETS
Property and equipment, net	4,868	–	–
Right-of-use assets – operating lease	85,477	–	–
Deferred initial public offering costs	3,176,871	5,252,768	671,203
Long-term deposits	34,200	16,200	2,070
TOTAL NON-CURRENT ASSETS	3,301,416	5,268,968	673,273
TOTAL ASSETS	33,052,359	58,113,014	7,425,729

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	735,528	732,340	93,579
Accounts payable - related party	8,768,420	24,278,340	3,102,306
Accruals	616,078	1,018,618	130,160
Contract liabilities	1,705,854	1,008,415	128,856
Operating lease obligation, current portion	87,972	–	–
TOTAL CURRENT LIABILITIES	11,913,852	27,037,713	3,454,901

OTHER LIABILITIES
Operating lease obligation, net of current portion	–	–	–
TOTAL LIABILITIES	11,913,852	27,037,713	3,454,901

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, and 16,000,000 Ordinary Shares issued and outstanding as of March 31, 2023 and 2024, respectively (1)	783	783	100
Additional paid-in capital	99,217	99,217	12,678
Retained earnings	21,038,507	30,975,301	3,958,050
TOTAL SHAREHOLDERS’ EQUITY	21,138,507	31,075,301	3,970,828
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,052,359	58,113,014	7,425,729

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
REVENUE
Sales of products	45,105,917	42,382,764	59,966,287	7,662,542
Sales of tooling	–	3,135,475	7,006,014	895,234
Total revenue	45,105,917	45,518,239	66,972,301	8,557,776

OPERATING EXPENSES
Merchandise costs	(33,001,491)	(34,046,287)	(52,067,436)	(6,653,220)
Selling, general and administrative expenses	(1,379,989)	(4,277,677)	(3,545,369)	(453,030)
Total operating expenses	(34,381,480)	(38,323,964)	(55,612,805)	(7,106,250)

INCOME FROM OPERATIONS	10,724,437	7,194,275	11,359,496	1,451,526

OTHER INCOME (EXPENSE)
Interest income	327	143,352	1,416,354	180,983
Interest expense	(1,676)	(7,151)	(2,028)	(259)
Gain (loss) from foreign currency exchange	452	143,450	(20,846)	(2,664)
Government grants	452,250	–	–	–
Other income, net	4,588	–	818	105
Total other income, net	455,941	279,651	1,394,298	178,165
INCOME BEFORE INCOME TAX PROVISION	11,180,378	7,473,926	12,753,794	1,629,691
PROVISION FOR INCOME TAXES	(1,739,988)	(1,181,056)	(2,817,000)	(359,959)
NET INCOME	9,440,390	6,292,870	9,936,794	1,269,732

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted (1)	16,000,000	16,000,000	16,000,000	16,000,000
EARNINGS PER SHARE
Basic and diluted	0.59	0.39	0.62	0.08

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Total
	No. of Shares (1)	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
BALANCE, April 1, 2021	16,000,000	783	99,217	6,863,247	6,963,247
Net income	–	–	–	9,440,390	9,440,390
Dividends distribution	–	–	–	(1,558,000)	(1,558,000)
BALANCE, March 31, 2022	16,000,000	783	99,217	14,745,637	14,845,637
Net income	–	–	–	6,292,870	6,292,870
BALANCE, March 31, 2023	16,000,000	783	99,217	21,038,507	21,138,507
Net income	–	–	–	9,936,794	9,936,794
BALANCE, March 31, 2024	16,000,000	783	99,217	30,975,301	31,075,301
BALANCE, March 31, 2024 (US$)	16,000,000	100	12,678	3,958,050	3,970,828

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net income	9,440,390	6,292,870	9,936,794	1,269,732
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	20,433	13,924	4,868	622
Amortization of right-of-use asset	17,095	102,573	85,477	10,922
Gain from unrealized foreign currency translation	(452)	178,454	(61,043)	(7,799)
Changes in operating assets and liabilities
Accounts receivable, net	(4,060,535)	(907,711)	(7,755,205)	(990,967)
Merchandise inventories, net	1,947,812	–	(1,855,686)	(237,121)
Prepayments	(90,000)	(5,000)	90,000	11,500
Long-term deposits	(17,200)	(5,200)	18,000	2,300
Accounts payable	130,100	(119,019)	(5,441)	(695)
Accounts payable - related party	1,035,048	4,682,655	15,554,384	1,987,552
Accruals	–	566,078	402,540	51,437
Contract liabilities	–	1,705,854	(697,439)	(89,119)
Operating lease obligation	(16,324)	(100,849)	(87,972)	(11,241)
Taxes payables	(177,423)	(1,442,797)	119,002	15,206
Net cash provided by operating activities	8,228,944	10,961,832	15,748,279	2,012,329
Cash flows from investing activities
Purchase of property and equipment	(11,700)	–	–	–
Repayment by the director	2,215,728	1,444,872	846,860	108,212
Net cash provided by investing activities	2,204,028	1,444,872	846,860	108,212
Cash flows from financing activities
Deferred initial public offering cost	–	(3,176,871)	(2,075,897)	(265,260)
Dividend payments	(1,558,000)	–	–	–
Net cash used in financing activities	(1,558,000)	(3,176,871)	(2,075,897)	(265,260)
Change in cash	8,874,972	9,229,833	14,519,242	1,855,281
Effect of foreign exchange on cash	–	(157,725)	3,844	491
Cash at the beginning of the year	3,415,500	12,290,472	21,362,580	2,729,728
Cash at the end of the year	12,290,472	21,362,580	35,885,666	4,585,500

Supplementary cash flow information
Cash paid for income tax	2,144,284	2,619,407	2,697,998	344,752
Cash paid for interest expense	–	–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Raytech Holding Limited (the “Company” or “Raytech”) is a holding company incorporated on June 24, 2022 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of Pure Beauty Manufacturing Company Limited (“Pure Beauty”), a Hong Kong Company incorporated on April 15, 2013. The Company, through Pure Beauty, is engaged in the sourcing and wholesaling of personal care and lifestyle electrical appliances for international brand owners as our customers. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by Pure Beauty.

In August 2022 completed a reorganization of Pure Beauty under common control of its then existing shareholders, who collectively owned all of the equity interests of Raytech prior to the reorganization. Raytech and Pure Beauty are under common control which results in the consolidation of Pure Beauty at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Raytech.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Raytech Holding Limited (“Raytech”)	● A BVI company ● Incorporated on June 24, 2022	-	Investment holding

Pure Beauty Manufacturing Company Limited (“Pure Beauty”)	● A Hong Kong company ● Incorporated on April 15, 2013	100% owned by Raytech	Engaged in the sourcing and wholesaling of personal care electrical appliances

Note 2 — Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact Company’s results of operations.

World unrest due to wars and terrorist attacks have led to further economic disruptions. Mounting inflationary cost pressures and recessionary fears have negatively impacted the global economy. Since mid-2022, the U.S. Federal Reserve has addressed elevated inflation by increasing interest rates, as inflation remains elevated. Given current market conditions, the Company may be unable to access the capital markets, and additional capital may only be available to the Company on terms that could be significantly detrimental to the Company’s existing stockholders and to the Company’s business.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8259, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of income during the year in which they occur.

Cash and cash equivalents

Cash and cash equivalents mainly represents cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2023 and 2024, the Company had HKD21,362,580 and HKD35,885,666 (US$4,585,500) in cash and cash equivalents, respectively. The Company maintains its bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Provision for doubtful accounts was nil and nil as of March 31, 2023 and 2024, respectively.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2023 and 2024, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Prepayments

Prepayments primarily consists of prepaid expenses. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2023 and 2024, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the year ended March 31, 2024, the Company recorded a charge of HKD2,075,897 related to the IPO. As of March 31, 2023 and 2024, the accumulated deferred IPO costs were HKD3,176,871 and HKD5,252,768 (US$671,203), respectively.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	2 years
Office furniture and fixtures	2 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2023 and 2024, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract costs as of March 31, 2023 and 2024.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2023 and 2024, the contract liabilities of the Company amounted to HKD1,705,854 and HKD1,008,415 (US$128,856), respectively.

Revenue Recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through sourcing and wholesaling of Japanese beauty products, as well as personal care products and other products, through distribution network to Japan market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 30 to 120 days.

Tooling revenue is earned from manufacturing multiple tools, molds and assembly equipment as part of a tooling program for a customer. Given that the Company is providing a significant service of producing highly interdependent component parts of the tooling program, each component does not generate standalone values. It must be a completed mold so the customer can benefit from the purchase. Based on the arrangement with the customer, the Company recognizes revenue at a point in time. In such cases, the Company recognizes revenue at the evidence transfer of control.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Merchandise costs

Cost of sales of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Income taxes

Raytech is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Raytech and the Company’s subsidiary in Hong Kong, Pure Beauty to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Pure Beauty is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2022, 2023 and 2024.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2022, 2023 and 2024, there were no dilutive shares.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 96.8% and 99.6% of the Company’s total accounts receivable respectively. As of March 31, 2024, two customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 72.1% and 27.9% of the Company’s total accounts receivable respectively.

For the years ended March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.8% and 91.3% of the Company’s total revenues respectively. For the year ended March 31, 2024, two major customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S. and Europe, accounted for 74.1% and 16.5% of the Company’s total revenues respectively.

Concentration of manufacturers

As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable respectively. As of March 31, 2023, one manufacturer accounted for 92.3% of the total balance of accounts payable. As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party, which was disclosed in the Note 10.

For the year ended March 31, 2022, two manufacturers accounted for 77.3% and 22.3% of our total purchases, respectively. For the year ended March 31, 2023, two manufacturers accounted for 83.1% and 10.4% of our total purchases respectively. For the year ended March 31, 2024, one manufacturer accounted for 88.5 % of our total purchases. The manufacturer is a related party, which was disclosed in the Note 10.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on January 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows.

Note 3 — Revenue

Effective April 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to July 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The following table present the Company’s revenue disaggregated by product categories for the years ended March 31, 2022, 2023 and 2024, respectively:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Sales of products
Hair styling series	17,292,889	28,202,591	31,833,932	4,067,766
Trimmer series	9,759,312	8,573,741	22,684,148	2,898,599
Eyelash curler	1,853,553	1,407,342	804,863	102,846
Neck care series	6,816,250	–	–	–
Nail care series	3,155,090	1,217,577	1,413,106	180,568
Other personal care appliances	6,228,823	2,981,513	3,230,238	412,763
	45,105,917	42,382,764	59,966,287	7,662,542

Sales of tooling	–	3,135,475	7,006,014	895,234

Total	45,105,917	45,518,239	66,972,301	8,557,776

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Accounts receivable	6,787,330	14,557,523	1,860,172
Less: allowance for doubtful accounts	–	–	–
Accounts receivable, net	6,787,330	14,557,523	1,860,172

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Within 30 days	6,787,330	14,547,396	1,858,878
Within 31 to 60 days	–	10,127	1,294
Total accounts receivable, net	6,787,330	14,557,523	1,860,172

There was no provision of doubtful debts for the years ended March 31, 2023 and 2024, respectively.

Note 5 — MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Hair styling series	–	911,875	116,520
Trimmer series	–	23,398	2,990
Nail care series	–	258,628	33,048
Other personal care appliances	–	661,785	84,563
Less: inventory allowances	–	–	–
Merchandise inventories, net	–	1,855,686	237,121

There was no inventory impairment for the years ended March 31, 2023 and 2024, respectively.

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Office equipment	52,596	52,596	6,721
Office furniture and fixtures	11,700	11,700	1,495
Subtotal	64,296	64,296	8,216
Less: accumulated depreciation	(59,428)	(64,296)	(8,216)
Property and equipment, net	4,868	–	–

Depreciation expenses recognized for the years ended March 31, 2023 and 2024 amounted to HKD13,924 and HKD4,868 (US$622), respectively.

No impairment loss had been recognized during the years ended March 31, 2023 and 2024, respectively.

Note 7 — ACCRUALS

Accruals consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Professional fee	34,000	35,000	4,472
Employee payroll and other benefits	397,789	377,056	48,181
Commission	184,289	606,562	77,507
Total accruals	616,078	1,018,618	130,160

Note 8 — CONTRACT LIABILITIES

Movement in contract liabilities, consistent of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
At the beginning	–	1,705,854	217,975
Receipt from the clients	3,281,374	1,288,856	164,691
Revenue recognized during the year	(1,575,520)	(1,986,295)	(253,810)
At the end	1,705,854	1,008,415	128,856

Note 9 — TAXES

Income tax

British Virgin Islands

The Company is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Pure Beauty is incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong. Under Hong Kong tax law, Pure Beauty is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taxation in the statement of income represents:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	1,739,988	1,181,056	2,817,000	359,959
Deferred	–	–	–	–
	1,739,988	1,181,056	2,817,000	359,959

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	HKD
Income before tax	11,180,378	7,473,926	12,753,794	1,629,691
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,844,763	1,233,198	2,104,376	268,899
Reconciling items:
Non-deductible items in Hong Kong	–	–	272,376	34,804
Non-taxable items in Hong Kong	(94,775)	(46,142)	(608,034)	(77,695)
Under provision for prior year	–	–	1,051,282	134,334
Tax credit	(10,000)	(6,000)	(3,000)	(383)
Effective income tax expenses	1,739,988	1,181,056	2,817,000	359,959

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2022, 2023 and 2024, the Company did not have any unrecognized tax benefits. For the years ended March 31, 2022, 2023 and 2024, the Company had no unrecognized tax benefits.

Note 10 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching

a.	Amount due from a director

			As of March 31,
Name of related party	Relationship	Nature of transactions	2023	2024	2024
			HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest-free and are payable on demand. The amount was wholly settled in cash subsequently on June 28, 2024.	992,026	145,166	18,550
		Total	992,026	145,166	18,550

b.	Accounts payable - related party

Due to a related party consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Name of related party
Zhongshan Raytech	8,768,420	24,278,340	3,102,306
Total	8,768,420	24,278,340	3,102,306

These accounts payable to a related party was related to products we purchased from this related party. See “—Purchase from a Related Party” for more information.

Related party transactions

c.	Purchase products from a related party

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Name of a related party
Zhongshan Raytech	24,221,784	28,301,082	47,704,656	6,095,741
Total	24,221,784	28,301,082	47,704,656	6,095,741

Note 11 — EQUITY

Ordinary shares

On August 2, 2022, 100 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

On May 10, 2023, the Company effected a share split of all issued and outstanding shares of 100 shares at a ratio of 1-to-160,000. As a result of the share split, the Company now has 16,000,000 common shares issued and outstanding as of the date hereof. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to a share split or dividend pursuant to ASC 260. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 160,000 for 1 share split.

Dividend

During the years ended March 31, 2023 and 2024, the Company has not declared any dividend.

Note 12 — COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has one property lease agreement with lease terms for one year. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

The following table shows amounts recognized in the consolidated balance sheet:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Right-of-use assets	85,477	–	–

Operating lease liabilities
Current	87,972	–	–
Non-current	–	–	–
	87,972	–	–

Note 13 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that from March 31, 2024 up through July 29, 2024, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements, other than disclosed below.

On May 15, 2024, the Company completed its initial public offering. In this offering, the Company issued 1,500,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$6,000,000 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on May 15, 2024 on the Nasdaq Capital Market under the ticker symbol “RAY”.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Raytech Holding’s amended and restated memorandum and articles of association, which became effective on May 10, 2023, empowers Raytech Holding to indemnify Raytech Holding’s directors and officers against certain liabilities they incur by reason of their being a director or officer of Raytech Holding.

Raytech Holding has also entered into indemnification agreements with each of Raytech Holding’s directors and executive officers in connection with this offering, the form of which is filed as [Exhibit 10.2] to this registration statement. Under these agreements, Raytech Holding has agreed to indemnify Raytech Holding’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Raytech Holding.

The placement agency agreement entered into, or to be entered into, in connection with this offering also provides for indemnification of Raytech Holding and Raytech Holding’s officers, directors or persons controlling Raytech Holding for certain liabilities.

Raytech Holding intends to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of Raytech Holding arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares) that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Ordinary Shares	Consideration Paid

Ching Tim Hoi (1)	July 24, 2022	90	US$90.00
Top Virtue International Limited	July 24, 2022	3	US$3.00
Market Tycoon Investments Limited	July 24, 2022	3	US$3.00
Value Classic Global Limited	July 24, 2022	4	US$4.00
Ching Tim Hoi	May 10, 2023	12,800,000	N/A (shares split on May 10, 2023: shares subdivided from 1 share to 160,000 shares(s), by amending the par value from US$1.00 to US$0.00000625)
Top Virtue International Limited	May 10, 2023	480,000	N/A (shares split on May 10, 2023: shares subdivided from 1 share to 160,000 shares(s), by amending the par value from US$1.00 to US$0.00000625)
Market Tycoon Investments Limited (2)	May 10, 2023	480,000	N/A (shares split on May 10, 2023: shares subdivided from 1 share to 160,000 shares(s), by amending the par value from US$1.00 to US$0.00000625)
Value Classic Global Limited (3)	May 10, 2023	640,000	N/A (shares split on May 10, 2023: shares subdivided from 1 share to 160,000 shares(s), by amending the par value from US$1.00 to US$0.00000625)
APTC Holdings Limited (1)(4)	May 10, 2023	800,000	N/A (shares split on May 10, 2023: shares subdivided from 1 share to 160,000 shares(s), by amending the par value from US$1.00 to US$0.00000625)
Ling Chun Yin (1)	May 10, 2023	800,000	N/A (shares split on May 10, 2023: shares subdivided from 1 share to 160,000 shares(s), by amending the par value from US$1.00 to US$0.00000625)

(1)	On September 8, 2022, Mr. Ching Tim Hoi transferred to each of APTC Holdings Limited and Ling Chun Yin 5 ordinary shares.

(2)	On August 30, 2023, Market Tycoon Investments Limited transferred 480,000 Ordinary Shares to Mr. WONG TAI CHI. On October 11, 2023, Mr. WONG TAI CHI transferred 480,000 Ordinary Shares to Value Crystal Investment Limited.

(3)	On October 11, 2023, Value Classic Global Limited transferred 640,000 Ordinary Shares to Crystal Charm Investments Limited.

(4)	On August 30, 2023, APTC Holdings Limited transferred 800,000 Ordinary Shares to Ms. LOOK Wai Yi. On October 11, 2023, Ms. LOOK Wai Yi transferred 800,000 Ordinary Shares to Ace Challenger Limited.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6)	To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1+	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
4.1+	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
4.2+	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the Company with SEC on July 30, 2024)
5.1*	Opinion of Harney Westwood & Riegels regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Harney Westwood & Riegels as to BVI tax matters (included in Exhibit 5.1)
5.3*	Opinion of CLKW Lawyers LLP regarding certain Hong Kong Legal Matters
5.4*	Opinion of AllBright Law Offices (Fuzhou) regarding certain Legal Matters of Mainland China
10.1+	Executive Employment Agreement between Registrant and CEO, dated as of July 5, 2023 (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.2+	Executive Employment Agreement between Registrant and CFO, dated as of May 13, 2024 (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed by the Company with SEC on July 30, 2024)
10.3+	Offer Letter by the Registrant to Andrew Ling, dated as of May 13, 2024. (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed by the Company with SEC on July 30, 2024)
10.4+	Form of Director Offer Letter (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.5+	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Form 6-K filed with SEC on May 17, 2024)
10.6+	Form of Sales and Purchase Agreement with Koizumi Seiki Corp., dated July 1, 2014 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.7+	English Translation of Purchase Collaboration Agreement with Zhongshan Raytech Electrical Appliances Manufacturing Co., Ltd., dated Jan 1, 2021 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.8+	English Translation of Purchase Collaboration Agreement with Zhongshan Leimi Electrical Appliances Company Limited, dated January 1, 2021 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.9+	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2022 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.10+	English Translation of Lease Agreement with Wong Yuk Lin, dated April 1, 2023 (including the master Lease Agreement between Raytech Holdings Company Limited and Wong Yuk Lin) (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.11+	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2024 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
10.12+	Form of Purchase Order with One Major customer (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the Company with SEC on July 30, 2024)
15.1++	Letter In Lieu of Consent For Review Report
19.1+	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 19.1 of our registration statement on Form F-1 (File No. 333-275197) originally filed with SEC on October 27, 2023)
21.1++	List of Subsidiaries
23.1++	Consent of WWC, P.C., Independent Registered Public Accounting Firm
23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.3*	Consent of CLKW Lawyers LLP (included in Exhibit 5.3)
23.4*	Consent of AllBright Law Offices (Fuzhou) (included in Exhibit 5.4)
24.1+	Power of Attorney (included on signature page)
99.1+	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our registration statement on Form F-1 (Registration No. 333-275197) originally filed with SEC on October 27, 2023)
99.2+	Audit Committee Charter (incorporated by reference to Exhibit 99.7 of our registration statement on Form F-1 (Registration No. 333-275197) originally filed with SEC on October 27, 2023)
99.3+	Nominating and Corporate Governance Committee Charter (incorporated by reference to Exhibit 99.8 of our registration statement on Form F-1 (Registration No. 333-275197) originally filed with SEC on October 27, 2023)
99.4+	Compensation Committee Charter (incorporated by reference to Exhibit 99.9 of our registration statement on Form F-1 (Registration No. 333-275197) originally filed with SEC on October 27, 2023)
99.5+	Clawback Policy of the Registrant (incorporated by reference to Exhibit 99.10 of our registration statement on Form F-1 (Registration No. 333-275197) originally filed with SEC on October 27, 2023)
107*	Filing Fee Table

+	Previously filed
++	Filed herewith
*	To be filed in subsequent amendments.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on the [●], 2025.

Raytech Holding Limited

By:
Ching Tim Hoi
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ching Tim Hoi as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer, Chairman and Director	[●], 2025
Ching Tim Hoi	(Principal Executive Officer)
	Chief Financial Officer	[●], 2025
Wan Yee Hing	(Principal Financial and Accounting Officer)
	Director	[●], 2025
Ling Chun Yin
	Director	[●], 2025
Li Wan Venus
	Director	[●], 2025
Fok Pak Kin Charles
	Director	[●], 2025
Yiu Wing Hei

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in Newark, Delaware, on [●], 2025.

U.S. Authorized Representative

Puglisi & Associates

By:
	Name:	Donald J. Puglisi
	Title:	Authorized Representative